
CYCLE & CARRIAGE

14 May 2003


03050590

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

URGENT
BY COURIER

Dear Sir /Madam

Re: Exemption No. 82-3163
Issuer: Cycle & Carriage Limited

The attached materials are being furnished to the Securities and Exchange Commission pursuant to exemption No. 82-3163 granted to Cycle & Carriage Limited under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned (@ Tel: 65-64708108/Fax: 65-64757088) if you have any questions.

For and on behalf of
Cycle Carriage Limited

HO YENG TAT
Group Company Secretary

Encl.

C:\MyDocuments\ADR\SEC(140503)\SLL

No. 82-3163

Cycle & Carriage Limited

A. Announcements released to the Singapore Exchange Securities Trading Limited

No	Dates	Description
1.	7 April 2003	Announcement of Malaysian Associated Company, Cycle & Carriage Bintang Berhad
2.	9 April 2003	Notice of Extraordinary General Meeting
3.	9 April 2003	Summary Report 2002 – Additional Information
4.	25 April 2003	Additional Information Relating to the Annual Report 2002
5.	30 April 2003	First Quarter 2003 Report of PT Astra International Tbk
6.	5 May 2003	First Quarter 2003 Report of Cycle & Carriage Bintang Berhad
7.	6 May 2003	First Quarter 2003 Financial Statement and Dividend Announcement
8.	6 May 2003	34th Annual General Meeting & Extraordinary General Meeting
9.	6 May 2003	Application of the Cycle & Carriage Limited Scrip Dividend Scheme to the Final Dividend of 12% or $0.12 per share less tax for the Financial Year Ended 31 December 2002

B. Other Matters

1. Shareholders' Circular dated 9 April 2003 (with the Notice of Extraordinary General Meeting attached) was despatched to the shareholders on the same date

No. 82-3163



C C - Fin
05/06/2003 05:57 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: APPLICATION OF THE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME TO THE FINAL DIVIDEND OF 12% OR S$0.12 PER SHARE LESS TAX FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002



There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 73 OF 06.05.2003
Announcement No. 88


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

APPLICATION OF THE CYCLE & CARRIAGE LIMITED SCRIP DIVIDEND SCHEME TO THE FINAL DIVIDEND OF 12% OR S$0.12 PER SHARE LESS TAX FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

The Board of Directors of the Company wishes to announce the application of the Cycle & Carriage Limited Scrip Dividend Scheme ("Scheme") to the just declared final dividend of 12% or S$0.12 per ordinary share of $1.00 each ("Share"), less Singapore income tax, for the financial year ended 31 December 2002 ("Final Dividend").

The Scheme provides shareholders of the Company ("Members") with the option to elect to receive new ordinary shares in the capital of the Company ("New Shares") in lieu of the cash amount of the Final Dividend declared on the Shares held by them as at 5 p.m. on 20 May 2003, in respect of the Final Dividend. The transfer books and register of members will be closed for two days from 21 May 2003 ("Books Closure Date") for the purpose of determining the shareholders' entitlement to the Final Dividend.

Members entitled to the Final Dividend will be eligible to participate in the Scheme in respect of the Final Dividend, subject to the terms and conditions of the Scheme and the restrictions on overseas members described below. Members may also make a permanent election to participate in the Scheme in respect of all future dividends to which the Scheme applies.

Members with registered addresses outside Singapore with the Company or Central Depository (Pte) Limited ("CDP"), as the case may be, and who have not, at least five market days prior to the Books Closure Date, that is by 12 May 2003, provided to the Company or CDP, as the case may be, addresses in Singapore for the service of notices and documents ("Overseas Members") will not be eligible to participate in the Scheme.

For the purposes of the application of the Scheme to the Final Dividend, the price at which each New Share is to be issued will be determined in accordance with the terms and conditions of the Scheme

and announced by the Company following the Books Closure Date.

Eligible Members who do not elect to participate in the Scheme and Overseas Members (as defined above) will receive the Final Dividend in cash. Eligible Members who elect to receive New Shares in lieu of the cash amount of the Interim Dividend may receive such New Shares in odd lots. Fractional entitlements to the New Shares which are equal to or exceed 0.5 shall be rounded up to the nearest whole number. When the fraction is less than 0.5, the number of New Shares shall be rounded down to the nearest whole number.

Notices of Election will be despatched to eligible Members as soon as practicable after the Books Closure Date. Eligible Members who have previously made a permanent election to participate in the Scheme (and who have not duly cancelled their permanent election) will receive scrip in lieu of the cash amount of the Final Dividend. They will be sent Scrip Dividend Entitlement Advice instead of Notices of Election.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/05/2003 to the SGX

No. 82-3163



C C - Fin
05/06/2003 05:39 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: 34TH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING



There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 64 OF 06.05.2003
Announcement No. 79


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

34TH ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

Cycle & Carriage Limited wishes to announce that at its 34th Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") held today, all resolutions in respect of the matters contained in the Notice of AGM dated 21 March 2003 and Notice of EGM dated 9 April 2003, circulated earlier to the shareholders, were duly passed at the respective meetings.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/05/2003 to the SGX

No. 82-3163



C C
06/05/2003 17:19

To: SESPRESS, SESSUB
cc: C C/X1B5100/LST/MASNET/SG@MASNET
Subject: FIRST QUARTER 2003 FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT



There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 45 OF 06.05.2003
Announcement No. 60


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

FIRST QUARTER 2003 FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

Highlights

- Trading profit after tax and minorities grew by 16% due mainly to equity-accounted Astra earnings
- Motor vehicle earnings affected by losses in Australia
- Good growth in property business

"The ongoing ramifications of the Iraqi war and the SARS outbreak are likely to further weaken the already fragile economic environments. Motor vehicle and property sales in Singapore, in particular, will be impacted by SARS, and this may spread to neighbouring countries. The value of the Indonesian Rupiah will remain a factor influencing the Group's net profit, although the effect has been reduced through partial repayment of Astra's US dollar debt."

Anthony Nightingale, *Chairman*
6 May 2003

Results

	Three months ended 31 March		
	2003	2002	Change
	S$m	S$m	%
Revenue	**1,219**	1,168	4
Trading profit after tax and minorities	**54**	46	16
Underlying net profit	**61**	64	- 4
Net profit	**67**	64	5
	cts	cts	
Underlying earnings per share	**25.2**	26.6	- 5
Earnings per share	**27.7**	26.6	4
	At 31.3.2003 S$m	At 31.12.2002 S$m	
Shareholders' funds	**1,127**	1,035	9
	S$	S$	
Net asset value per share	**4.67**	4.28	9

The results for the three months ended 31 March 2003 and 31 March 2002 were not audited nor reviewed by the auditors. The results for the year ended 31 December 2002 were audited.

CYCLE & CARRIAGE LIMITED
FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2003

Demand was generally weak in most of the Group's markets in the first quarter, and this was further compounded towards the end of the period by the uncertainty caused by war in Iraq and the impact of the outbreak of the Severe Acute Respiratory Syndrome ("SARS"). The Group, however, did manage to achieve an improved trading profit after tax and minorities. The restructuring by Astra of its balance sheet was also completed with a successful rights issue, which, together with purchases in the open market, enabled Cycle & Carriage to increase its shareholding in Astra to 35.1%.

Performance

The Group's trading profit after tax and minorities for the first quarter grew by 16% to S$54 million as compared to the corresponding period of the previous year, with the equity-accounted contribution from Astra continuing to be the major component. Underlying net profit declined by 4% to S$61 million as the significant profit recorded on Astra's foreign currency debt caused by the strengthening of the Indonesian Rupiah in the first quarter of 2002 was not repeated, partially offset by the recognition of Cycle & Carriage Bintang's ("CCB") deferred tax asset in this quarter. Net profit increased by 5% to S$67 million or S$0.28 per share, boosted by the exceptional gain arising from a debt restructuring in one of Astra's financial services operations.

Trading profit after tax and minorities from the motor vehicle operations fell 28% to S$8 million due to losses in Australia and a decline in Malaysia following the loss of the Mercedes-Benz distributor margins. Operations in both Singapore and New Zealand achieved strong growth.

The contribution from property, excluding exceptional items, grew by 56% to S$8 million, primarily due to development profits recognised for The Warren by MCL Land. An exceptional gain was also realised from the sale of one apartment at Juniper at Ardmore, an investment property.

Economic stability and continued strong motorcycle sales enabled Astra to increase its trading contribution by 19% to S$42 million for the 3 months to February 2003. Earnings were also supported by improved yields and prices for palm oil and an increased contribution from consumer finance activities.

Cycle & Carriage increased its consolidated net debt by S$116 million to S$750 million to support its participation in Astra's rights issue and acquire further Astra shares in the open market. Shareholders' funds increased to S$1,127 million, or S$4.67 per share, compared to S$4.28 per share at the end of 2002.

The Board does not propose to declare an interim dividend for the three months ended 31 March 2003 (31 March 2002: Nil).

Developments

With effect from 1 January 2003, CCB ceased to be the distributor for Mercedes-Benz vehicles in Malaysia. CCB holds a 49% stake in the new distribution joint-venture, albeit with limited profit and management rights, and remains the major retailer of Mercedes-Benz cars in Malaysia.

In January 2003, Astra completed a rights issue to raise some S$280 million. The Group's participation in this and subsequent market purchases cost S$152 million, and increased its shareholding in Astra to 35.1%.

In February 2003, Astra announced that it had signed a Memorandum of Understanding with Toyota Motor Corporation ("Toyota") on the re-organisation of PT Toyota-Astra Motor into separate manufacturing and distribution entities. Under the re-organisation, Toyota will increase its interest in the manufacturing entity to 95%, enabling it to be integrated into Toyota's international production capacity, while Astra will maintain its 51% interest in the distribution business. A final agreement is expected to be reached early in the third quarter.

In March 2003, the Company acquired from Capital Services of Singapore Limited ("CSS") a further 10% of UMF (Singapore) Limited ("UMF") for a total consideration of about S$17 million pursuant to the exercise of a put option by CSS under a shareholders' agreement. With the acquisition, the Company's interest in UMF which is involved in the leasing and hire purchase of vehicles increased from 40% to 50%.

MCL Land successfully tendered for a 99-year leasehold site located off Tiong Bahru Road. The property with a land area of 5,348 square metres will cost S$73 million.

Prospects

The ongoing ramifications of the Iraqi war and the SARS outbreak are likely to further weaken the already fragile economic environments. Motor vehicle and property sales in Singapore, in particular, will be impacted by SARS, and this may spread to neighbouring countries. The value of the Indonesian Rupiah will remain a factor influencing the Group's net profit, although the effect has been reduced through partial repayment of Astra's US dollar debt.

Anthony Nightingale
Chairman
6 May 2003

Cycle & Carriage Limited
Consolidated Profit and Loss Account

Three months ended 31 March	Note	**2003 S$m**	2002 S$m	*Change %*
Revenue		**1,218.8**	1,168.4	*4*
Less: Share of associates' and joint ventures' revenue		**(588.7)**	(531.8)	*11*
Group revenue		**630.1**	636.6	*- 1*
Cost of sales		**(556.1)**	(573.1)	*- 3*
Gross profit		**74.0**	63.5	*17*
Other operating income		**3.2**	6.0	*- 47*
Selling and distribution expenses		**(36.1)**	(32.7)	*10*
Administrative expenses		**(19.8)**	(17.8)	*11*
Other operating income/(expenses)		**3.5**	(0.1)	*nm*
Operating profit		**24.8**	18.9	*31*
Share of associates' and joint ventures' results		**65.7**	70.9	*- 7*
Profit before financing charges		**90.5**	89.8	*1*
Net financing charges		**(6.6)**	(6.0)	*10*
Trading profit		**83.9**	83.8	-
Material, recurring items	4	**3.9**	24.7	*- 84*
Underlying profit		**87.8**	108.5	*- 19*
Exceptional items	4	**4.2**	-	*100*
Profit before tax	3	**92.0**	108.5	*- 15*
Tax	5	**(20.6)**	(41.3)	*- 50*
Profit after tax		**71.4**	67.2	*6*
Minorities		**(4.6)**	(3.7)	*24*
Net profit		**66.8**	63.5	*5*
		cts	cts	
Underlying earnings per share - basic and fully diluted		**25.2**	26.6	*- 5*
Earnings per share - basic and fully diluted		**27.7**	26.6	*4*

nm - not meaningful

Cycle & Carriage Limited
Consolidated Balance Sheet

	At 31.3.03 S$m	At 31.12.02 S$m
Non-current assets		
Property, plant and equipment	121.8	119.8
Investment properties	449.2	449.5
Development properties	466.6	444.9
Interests in associates and joint ventures	873.2	663.4
Deferred tax asset	5.8	7.6
Other non-current assets	20.8	20.3
Negative goodwill	(25.0)	(25.2)
	1,912.4	1,680.3
Current assets		
Properties for sale	46.2	49.4
Stocks	320.3	354.4
Debtors	161.4	187.5
Tax recoverable	1.4	2.4
Short term investment	7.9	7.9
Bank and other liquid funds	123.3	142.5
	660.5	744.1
Total assets	2,572.9	2,424.4
Non-current liabilities		
Borrowings due after one year	305.9	214.0
Deferred tax liability	6.4	5.6
Non-current provisions	21.6	19.7
Other non-current liabilities	5.4	6.0
	339.3	245.3
Current liabilities		
Creditors	156.7	203.3
Provisions	25.8	25.4
Tax payable	23.7	22.4
Borrowings due within one year	567.6	562.4
	773.8	813.5
Total liabilities	1,113.1	1,058.8
Net assets	1,459.8	1,365.6
Financed by:		
Share capital and reserves		
Share capital	241.5	241.5
Reserves		
Share premium	262.7	262.7
Capital reserve	81.8	82.4
Revenue reserve	541.0	448.2
Shareholders' funds	1,127.0	1,034.8
Minorities	332.8	330.8
	1,459.8	1,365.6

Cycle & Carriage Limited
Consolidated Statement of Changes in Equity

	Note	Share capital S$m	Share premium S$m	Capital reserve S$m	Revenue reserve S$m	Total S$m
2003						
Balance at 1 January						
- as previously reported		241.5	262.7	29.8	500.8	1,034.8
- effect of change in accounting policy	2	-	-	52.6	(52.6)	-
- as restated		241.5	262.7	82.4	448.2	1,034.8
Reserve realised on sale of an investment property		-	-	(0.6)	-	(0.6)
Share of an associate's loss on dilution		-	-	-	(0.2)	(0.2)
Translation difference		-	-	-	26.2	26.2
Net gains/(losses) not recognised in profit and loss account		-	-	(0.6)	26.0	25.4
Net profit		-	-	-	66.8	66.8
Total recognised gains/(losses) for the financial period		-	-	(0.6)	92.8	92.2
Balance at 31 March		241.5	262.7	81.8	541.0	1,127.0
2002						
Balance at 1 January						
- as previously reported		238.5	251.2	39.7	276.7	806.1
- effect of change in accounting policy	2	-	-	39.1	(39.1)	-
- as restated		238.5	251.2	78.8	237.6	806.1
Gain on dilution of interest in an associate		-	-	-	0.1	0.1
Share of an associate's revaluation surplus		-	-	7.1	-	7.1
Translation difference		-	-	-	14.3	14.3
Net gains not recognised in profit and loss account		-	-	7.1	14.4	21.5
Net profit		-	-	-	63.5	63.5
Total recognised gains for the financial period		-	-	7.1	77.9	85.0
Balance at 31 March		238.5	251.2	85.9	315.5	891.1

Cycle & Carriage Limited
Company Balance Sheet

	At 31.3.03 S$m	At 31.12.02 S$m
Non-current assets		
Property, plant and equipment	**0.7**	0.6
Interests in subsidiaries	**1,525.4**	1,411.9
Interests in associates	**88.6**	72.9
	1,614.7	1,485.4
Current assets		
Debtors	**6.8**	2.7
Short term investment	**0.1**	0.1
Bank and other liquid funds	**-**	21.6
	6.9	24.4
Total assets	**1,621.6**	1,509.8
Non-current liabilities		
Borrowings due after one year	**142.5**	50.0
Deferred tax liability	**1.4**	1.4
	143.9	51.4
Current liabilities		
Creditors	**9.6**	5.7
Tax payable	**1.7**	1.7
Borrowings due within one year	**350.5**	335.0
	361.8	342.4
Total liabilities	**505.7**	393.8
Net assets	**1,115.9**	1,116.0
Financed by:		
Share capital and reserves		
Share capital	**241.5**	241.5
Reserves		
Share premium	**262.7**	262.7
Revenue reserve	**611.7**	611.8
Shareholders' funds	**1,115.9**	1,116.0
Net asset value per share	**S$4.62**	S$4.62

Cycle & Carriage Limited
Company Statement of Changes in Equity

	Share capital S$m	Share premium S$m	Revenue reserve S$m	Total S$m
2003				
Balance at 1 January	241.5	262.7	611.8	1,116.0
Translation difference	-	-	0.6	0.6
Net loss	-	-	(0.7)	(0.7)
Total recognised loss for the financial period	-	-	(0.1)	(0.1)
Balance at 31 March	241.5	262.7	611.7	1,115.9
2002				
Balance at 1 January	238.5	251.2	438.7	928.4
Translation difference	-	-	1.1	1.1
Net loss	-	-	(0.6)	(0.6)
Total recognised gain for the financial period	-	-	0.5	0.5
Balance at 31 March	238.5	251.2	439.2	928.9

Cycle & Carriage Limited
Consolidated Statement of Cash Flows

Three months ended 31 March	Note	**2003**	2002
		S$m	S$m
Cash flows from operating activities	7	**72.1**	157.4
Interest paid		**(3.8)**	(5.1)
Interest received		**2.1**	0.2
Other finance costs paid		**(0.8)**	(0.2)
Income tax paid		**(2.0)**	(5.4)
		(4.5)	(10.5)
Net cash flows from operating activities		**67.6**	146.9
Cash flows from investing activities			
Sale of property, plant and equipment		**1.0**	1.1
Proceeds from sale of an investment property		**3.4**	-
Purchase of property, plant and equipment		**(2.7)**	(1.5)
Purchase of shares in a subsidiary		**(0.1)**	-
Purchase of shares in associates		**(168.8)**	(14.7)
Dividends received from an associate (net)		**-**	0.4
Net cash flows from investing activities		**(167.2)**	(14.7)
Cash flows from financing activities			
Term loans and notes		**83.6**	(139.3)
Dividends paid to minorities		**(3.3)**	-
Net cash flows from financing activities		**80.3**	(139.3)
Net change in cash and cash equivalents		**(19.3)**	(7.1)
Cash and cash equivalents at the beginning of the period		**142.2**	96.6
Effect of exchange rate changes		**0.2**	(0.1)
Cash and cash equivalents at the end of the period		**123.1**	89.4

Cycle & Carriage Limited
Notes

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the three months ended 31 March 2003. The accounting policies used are consistent with those set out in the 2002 audited accounts. There are no changes in those accounting policies except for the change in accounting policy adopted with regards to investment properties as explained in Note 2.

2 Change in accounting policy

With effect from 1 January 2003, the Group changed its policy with regards to the revaluation of investment properties. Under the new policy, the surplus on revaluation of each investment property is taken to the capital reserve account unless it relates to a previous deficit that was charged to the profit and loss account while the deficit on revaluation of each investment property is charged to the profit and loss account unless it offsets a previous surplus. Under the previous policy, the net surplus or deficit on revaluation of investment properties was taken to the capital reserve account unless the total revaluation surplus on the same class of assets was insufficient to cover the deficit, in which case the amount by which the deficit exceeded the available surplus was charged to the profit and loss account.

The reasons for the change are:

- different types of investment properties in different countries are subject to different economic and political conditions as well as market risks;
- it is more prudent to charge out any declines in property values to the profit and loss account immediately than to defer them by offseting them against the surpluses of other properties; and
- it aligns the Group's accounting policies more closely with that of international accounting standards.

Following the change in accounting policy, an amount of S$52.6 million has been adjusted against the revenue reserve and capital reserve as at 1 January 2003 with no impact to the shareholders' funds. The comparative information has been restated.

3 Profit before tax

	Group		
Three months ended 31 March	**2003**	2002	*Change*
	S$m	S$m	*%*
Profit before tax is determined after including:			
Interest expense	**(6.9)**	(6.3)	*10*
Interest income	**1.1**	0.6	*83*
Depreciation and amortisation	**(3.4)**	(3.7)	*- 8*
Provision for doubtful debts	**(0.2)**	-	*100*
(Provision)/writeback in provision for stock obsolescence	**(0.8)**	1.2	*nm*
Net exchange gain/(loss)	**3.4**	(0.1)	*nm*
Profit/(loss) on disposal of property, plant and equipment	**(0.3)**	0.2	*nm*
Material, recurring items	**3.9**	24.7	*- 84*
Exceptional items	**4.2**	-	*100*
	=====	=====	

4 Material, recurring items and exceptional items

Three months ended 31 March	Group					
	Profit before tax			Profit after tax and minorities		
	2003	2002	*Change*	**2003**	2002	*Change*
	S$m	S$m	*%*	**S$m**	S$m	*%*
Trading profit	**83.9**	83.8	-	**53.6**	46.2	*16*
Less: Material, recurring items						
Share of an associate's exchange gain on foreign currency debts	**3.9**	24.7	*- 84*	**2.7**	17.3	*- 84*
Share of an associate's deferred tax asset	**-**	-	-	**4.5**	-	*100*
	3.9	24.7	*- 84*	**7.2**	17.3	*-58*
Underlying profit	**87.8**	108.5	*- 19*	**60.8**	63.5	*- 4*
Less: Exceptional items						
Profit on sale of an investment property	**0.6**	-	*100*	**0.6**	-	*100*
Share of an associate's gain on debt buyback	**9.6**	-	*100*	**9.6**	-	*100*
Share of an associate's adjustment to gain on sale of investment	**(6.0)**	-	*100*	**(4.2)**	-	*100*
	4.2	-	*100*	**6.0**	-	*100*
	92.0	108.5	*-15*	**66.8**	63.5	*5*

5 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The tax charge for the period was partly offset by the recognition of the Group's share of an associate's deferred tax asset.

6 Borrowings

	Group	
	At 31.3.03	At 31.12.02
	S$m	S$m
Borrowings due within one year		
- secured	**179.4**	209.3
- unsecured	**388.2**	353.1
	567.6	562.4
Borrowings due after one year		
- secured	**63.2**	63.8
- unsecured	**242.7**	150.2
	305.9	214.0
Total borrowings	**873.5**	776.4

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial

7 Cash flows from operating activities

Three months ended 31 March	Group 2003 S$m	2002 S$m
Operating profit	**24.8**	18.9
Adjustments for:		
Depreciation and amortisation	**3.4**	3.7
Foreign exchange translation difference	**16.1**	10.7
Loss/(profit) on sale of property, plant and equipment	**0.3**	(0.2)
	19.8	14.2
Operating profit before working capital changes	**44.6**	33.1
Changes in development properties for sale (excluding interest capitalised during the period)	**(17.0)**	91.9
Changes in working capital		
Stocks	**34.1**	49.2
Debtors	**28.3**	(52.1)
Creditors	**(49.4)**	(10.9)
Retention money payable	**(0.5)**	(0.5)
Amounts owing by/to associates and joint ventures	**32.0**	46.7
	44.5	32.4
Cash flows from operating activities	**72.1**	157.4

8 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 3,313,801 as at 31 March 2003 (31 March 2002: 3,652,000).

Between 31 December 2002 and 31 March 2003, 1,000 ordinary shares were issued for cash to an executive who exercised the options granted on 8 May 2001 pursuant to the CCL Executives' Share Option Scheme 2000, to subscribe for shares of S$1.00 each at S$3.227 per share.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 31 December 2002 and 31 March 2003.

9 Interested person transactions

Name of interested person Three months ended 31 March	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920) 2003 S$m	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000) 2003 S$m
Capital Services of Singapore Limited - purchase of 10% interest in UMF (Singapore) Limited	16.5	-
Jardine India Software Technologies Pvt. Ltd - purchase of software development services	-	0.2
	16.5	0.2

10 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring items and exceptional items set out in note 4 of this report.

No other significant transaction or event has occurred between 31 March 2003 and the date of this report.

- end -

For further information, please contact:

Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statement and Dividend Announcement for the three months ended 31 March 2003 can be accessed through the internet at 'www.cyclecarriage.com'.

Submitted by Ho Yeng Tat, Group Company Secretary on 06/05/2003 to the SGX

No. 82-3163



C C - Fin
05/05/2003 06:39 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: FIRST QUARTER 2003 REPORT OF CYCLE & CARRIAGE BINTANG BERHAD

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 84 OF 05.05.2003
Announcement No. 84



CYCLE & CARRIAGE LIMITED

FIRST QUARTER 2003 REPORT OF CYCLE & CARRIAGE BINTANG BERHAD

We append below the First Quarter 2003 Report released by our Malaysian associated company, Cycle & Carriage Bintang Berhad, to the Kuala Lumpur Stock Exchange today for information.


CCB-1Q03 Income Statement.|


CCB-1Q03 Balance Sheet.p


CCB-1Q03 Equity Statement.p


CCB-1Q03 Cashflow.pd


CCB-1Q03 Notes to Financial Statements

Submitted by Ho Yeng Tat, Group Company Secretary on 05/05/2003 to the SGX

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Income Statements
for the first quarter ended 31 March 2003

	Note	Unaudited 3 months ended		Unaudited Cumulative quarter ended	
		31.3.2003 RM'000	31.3.2002 RM'000 (As restated)	31.3.2003 RM'000	31.3.2002 RM'000 (As restated)
REVENUE	3 & 4	279,848	222,328	279,848	222,328
EXPENSES EXCLUDING FINANCE COST AND TAX		(260,241)	(197,996)	(260,241)	(197,996)
OTHER OPERATING INCOME		1,172	1,960	1,172	1,960
PROFIT FROM OPERATIONS		20,779	26,292	20,779	26,292
FINANCE COST		(3)	-	(3)	-
SHARE OF RESULTS OF ASSOCIATED COMPANIES		1,954	1,500	1,954	1,500
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		22,730	27,792	22,730	27,792
TAXATION	7				
- Company and subsidiary companies		(5,813)	(7,749)	(5,813)	(7,749)
- associated companies		(306)	(367)	(306)	(367)
		(6,119)	(8,116)	(6,119)	(8,116)
NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS		16,611	19,676	16,611	19,676
		sen	sen	sen	sen
Earnings per share	8				
- basic		16.94	20.10	16.94	20.10
- diluted		16.94	20.06	16.94	20.06

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Balance Sheet

	Note	As at 31 March 2003 RM'000	As at 31 December 2002 RM'000 (As restated)
NON CURRENT ASSETS			
Property, plant and equipment	9 & 11	94,076	95,805
Investments in associated companies	1	161,090	160,305
Investments in unquoted shares		66,003	-
Deferred tax assets	1	21,432	19,752
CURRENT ASSETS			
Inventories		294,824	390,086
Trade and other receivables		122,434	90,951
Short term investments	10	690	1,103
Bank and cash balances		109,926	89,715
		527,874	571,855
CURRENT LIABILITIES			
Provision for liabilities and charges		(32,073)	(27,090)
Trade and other payables		(155,165)	(153,182)
Taxation		(83)	(34)
		(187,321)	(180,306)
NET CURRENT ASSETS		340,553	391,549
NON CURRENT LIABILITIES			
Deferred taxation		(15)	(20)
		683,139	667,391
CAPITAL AND RESERVES			
Share capital	12	98,033	98,033
Share premium		11,944	11,944
Reserves		573,162	557,414
		683,139	667,391

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Statement of Changes in Equity
for the first quarter ended 31 March 2003

	Note		Non-distributable		Distributable	
		Share capital RM'000	Share premium RM'000	Other reserves RM'000	Revenue reserve RM'000	Total RM'000
At 31 December 2002 as previously reported		**98,033**	**11,944**	**12,650**	**524,797**	**647,424**
Prior year adjustment	1	**-**	**-**	**-**	**19,967**	**19,967**
At 31 December 2002 as restated		**98,033**	**11,944**	**12,650**	**544,764**	**667,391**
Net profit for the year					**16,611**	**16,611**
Share of exchange difference arising on consolidation				**(863)**		**(863)**
At 31 March 2003		**98,033**	**11,944**	**11,787**	**561,375**	**683,139**
At 31 December 2001 as previously reported		97,836	11,223	(3,512)	491,989	597,536
Prior year adjustment	1	-	-	-	23,974	23,974
At 31 December 2001 as restated		97,836	11,223	(3,512)	515,963	621,510
Net profit for the year					19,676	19,676
Share of exchange difference arising on consolidation				268		268
Issue of share capital - exercise of share options		90				90
Premium on shares issued			329			329
At 31 March 2002		97,926	11,552	(3,244)	535,639	641,873

CYCLE & CARRIAGE BINTANG BERHAD
Condensed Consolidated Cash Flow Statement
for the first quarter ended 31 March 2003

	Note	3 months ended 31.3.2003 RM'000	3 months ended 31.3.2002 RM'000
OPERATING ACTIVITIES			
Cash from operations		91,322	53,698
Interest paid		(3)	-
Interest received		429	173
Taxation paid		(5,128)	(13,089)
Net cash flow from operating activities		86,620	40,782
INVESTING ACTIVITIES			
Proceeds from disposal of property, plant and equipment		273	52
Purchase of property, plant and equipment		(704)	(5,951)
Payment for investment		(66,003)	-
Dividends received		25	11
Net cash flow from investing activities		(66,409)	(5,888)
FINANCING ACTIVITIES			
Proceeds from issue of shares		-	419
Net cash flow from financing activities		-	419
NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		20,211	35,313
CASH AND CASH EQUIVALENTS AT			
- BEGINNING OF PERIOD		89,715	11,420
- END OF PERIOD		109,926	46,733

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the first quarter ended 31 March 2003

1 Basis of Preparation

This interim report is prepared in accordance with MASB 26 "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Kuala Lumpur Stock Exchange, and should be read in conjunction with the Group's financial statements for the year ended 31 December 2002.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the year ended 31 December 2002 except for the adoption of MASB 25 "Income Taxes" with respect to recognition of deferred tax assets. In accordance with MASB 25, deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. This change in accounting policy has been accounted for retrospectively.

The new accounting policy has the effect of increasing net profit for the first quarter ended 31 March 2003 by RM1,688,000. The other effects of the change on the Group's financial statements are as follows:

	As previously reported	Effect of change in policy	As restated
	RM'000	RM'000	RM'000
At 31 December 2002			
- revenue reserve	524,797	19,967	544,764
- investment in associated companies	160,090	215	160,305
- deferred tax assets	-	19,752	19,752
First quarter ended 31 March 2002			
- net profit for the period	18,543	1,133	19,676

2 Qualification of Audit Report

The Group's financial statements for the year ended 31 December 2002 were not subject to any qualification by the auditor.

3 Segment Reporting

The activities of the Company and its subsidiaries are in the automobile industry and conducted within Malaysia.

4 Seasonal or Cyclical Factors

There were no major seasonal or cyclical factors affecting the automobile industry.

5 Individually Significant Item

Individually significant items for the first quarter ended 31 March 2003 were as follows:

a) The Company ceased to have the right to the Mercedes-Benz wholesale business effective 1 January 2003.

b) Investment of 49% interest in DaimlerChrysler Malaysia Sdn Bhd (a joint-venture with DaimlerChrysler AG) for RM66,003,000. DaimlerChrysler Malaysia Sdn Bhd has the right to the Mercedes-Benz wholesale business effective 1 January 2003.

6 Changes in Estimates

There were no changes in estimates of amounts reported in prior financial years that have a material effect in the current quarter.

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the first quarter ended 31 March 2003

7 Taxation

	3 months ended		Cumulative quarter ended	
	31.3.2003 RM'000	31.3.2002 RM'000 (As restated)	**31.3.2003 RM'000**	31.3.2002 RM'000 (As restated)
Income tax	**7,498**	8,867	**7,498**	8,867
Deferred tax	**(1,685)**	(1,118)	**(1,685)**	(1,118)
Share of tax in associated companies	**314**	382	**314**	382
Share of deferred tax in associated companies	**(8)**	(15)	**(8)**	(15)
	6,119	8,116	**6,119**	8,116

The average effective tax rate differs from the statutory income tax rate of Malaysia as follows:

	%	%	%	%
Statutory income tax rate of Malaysia	**28**	28	**28**	28
Share in associated company's utilisation of tax losses of which deferred tax asset is not recognised and translation gain not taxable	**(1)**	-	**(1)**	-
Capital expenditure not deductible for tax purpose	**-**	1	**-**	1
Average effective tax rate	**27**	29	**27**	29

8 Earnings per Share

	3 months ended		Cumulative quarter ended	
	31.3.2003	31.3.2002 (As restated)	**31.3.2003**	31.3.2002 (As restated)
(a) Basic earnings per share				
Net profit for the period (RM'000)	**16,611**	19,676	**16,611**	19,676
Weighted average number of ordinary shares in issue ('000)	**98,033**	97,881	**98,033**	97,881
Basic earnings per share (sen)	**16.94**	20.10	**16.94**	20.10
(b) Diluted earnings per share				
Net profit for the period (RM'000)	**16,611**	19,676	**16,611**	19,676
Weighted average number of ordinary shares:				
- in issue ('000)	**98,033**	97,881	**98,033**	97,881
- adjustment for share options ('000)	*	210	*	210
- for diluted earnings per share calculation ('000)	**98,033**	98,091	**98,033**	98,091
Diluted earnings per share (sen)	**16.94**	20.06	**16.94**	20.06

* The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share.

9 Sales of Unquoted Investments and / or Properties

There were no sales of any unquoted investments or properties for the current quarter and financial year-to-date.

10 Short Term Investments

a) Purchase and disposals
There were no purchase or disposals of any short term investment for the current quarter and financial year-to-date.

b) Investment as at 31 March 2003

	RM'000
At cost	**3,356**
At book value	**690**
At market value	**707**

11 Property, Plant and Equipment

All property, plant and equipment are stated at cost or at the fair values on acquisition less accumulated depreciation.

12 Debts and Equity Securities

There were no issuances and repayment of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

13 Dividends

The Board of Directors does not recommend the payment of any dividend in this quarter.

14 Off Balance Sheet Financial Instruments

The Company is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange. These instruments, which mainly comprise foreign currency forward contracts, are not recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts protect the Company from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Any increase or decrease in the amount required to settle the asset or liability is offset by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes and are not recognised in the financial statements.

As at 31 March 2003, the open position of foreign currency forward contracts entered into by the Company was RM5.1 million (fair value was RM5.1 million), none of which has been closed as at 30 April 2003. The total amount of foreign currency forward contracts entered into after 31 March 2003 by the Company was RM1.3 million, all of which were still outstanding as at 30 April 2003.

The details of the open contracts as at 30 April 2003 are as follows:

Maturity	Foreign Currency Amount Yen	RM Equivalent
More than 1 month, less than 3 months	80,000,000	2,577,420
More than 3 month, less than 6 months	120,000,000	3,861,500
Total	200,000,000	6,438,920
Fair value as at 30 April 2003		6,413,600

The above instruments are executed with credit worthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the first quarter ended 31 March 2003

15 Changes in the Composition of the Group

There were no changes in the composition of the Group for the current quarter and financial year-to-date including business combination, acquisition or disposal of subsidiaries and long term investments, restructuring and discontinuing operations, other than the effects of the discontinuing operations as disclosed in Note 16 and Note 21 below.

16 Status of Corporate Proposals

In December 2002, the Company entered into a joint-venture with DaimlerChrysler AG to carry out the business of wholesale distribution of Mercedes-Benz brand passenger cars, trucks and vans in Malaysia. The joint-venture company, DaimlerChrysler Malaysia Sdn Bhd, has the right to the Mercedes-Benz wholesale business with effect from 1 January 2003.

There were no corporate proposals announced but not completed at the date of issue of this quarterly report.

17 Group Borrowings and Debt Securities

There were no borrowings and debt securities as at 31 March 2003.

18 Contingent Liabilities

As at the date of issue of this quarterly report, there were no material changes in contingent liabilities since the Annual Financial Report for the year ended 31 December 2002.

19 Material Litigation

a) On 9 July 1998, the Company has initiated legal action against a debtor, Transit Link Sdn Bhd and its guarantor, Tan Hooi Chong, for the recovery of RM15.2 million of outstanding debts for the supply of bus chassis to the debtor. Consent Judgment was obtained on 13 July 2000 for settlement by 1 May 2001. However, the debts were not recovered by the stated date. The Company is initiating execution proceedings against both the debtor and the guarantor. The guarantor has been adjudged a bankrupt on 30 August 2002. Meanwhile, execution proceedings are still on going. The debts have already been fully provided in the accounts in prior years.

b) On 18 April 2003, the Company received a sealed copy of an Originating Summons from the solicitors of Hup Lee Coachbuilders Holdings Sdn Bhd ("Hup Lee"). Hup Lee is allegedly claiming RM5 million plus interest accrued thereon being wrongful payment made by Hup Lee to the Company in 1997 in respect of some units of bus chassis supplied by the Company to Transit Link Sdn Bhd. Hup Lee was then the appointed bus body builder of Transit Link Sdn Bhd.

   The Company, as advised by its lawyers, is of the view that this intimated claim is without substantive merit and will proceed to vigorously defend and take the requisite action to have the purported claim dismissed.

20 Material Change in Current Quarter Results Compared to Preceding Quarter Results

The Group achieved an unaudited profit before taxation of RM22.7 million in the first quarter of 2003, RM7.7 million above that recorded in the preceding quarter. Included in the preceding quarter results were an accrual for employees separation costs of RM4.8 million as a consequence of the transfer of the Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd ("DCM") and higher provision for warranty expenses. The favourable results in the current quarter were also attributable to improved performance by the Mazda marque and assembly operation which derived higher fees from assembly of Mercedes-Benz vehicles for DCM.

CYCLE & CARRIAGE BINTANG BERHAD
Notes to the Financial Information
for the first quarter ended 31 March 2003

21 Review of Results

Analysis of the revenue and profit from operations as a result of the transfer of Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd as mentioned in Note 16 above is as follows:

	Revenue RM'000	Profit from operations RM'000
3 months ended 31 March 2003		
Continuing operations	**155,443**	**9,871**
Discontinuing operations	**124,405**	**10,908**
	279,848	**20,779**
3 months ended 31 March 2002		
Continuing operations	144,246	5,167
Discontinuing operations	78,082	21,125
	222,328	26,292

The Group recorded a profit before taxation of RM22.7 million in the first quarter of 2003 which was RM5.1 million lower than the previous year's corresponding quarter. The results were affected by the transfer of the Mercedes-Benz wholesale business to DaimlerChrysler Malaysia Sdn Bhd effective 1 January 2003. During the transitional period, the Company still maintained wholesale margins on Mercedes-Benz stocks carried forward from end of December 2002. Profit from operations from the discontinuing operations amounted to RM10.9 million as compared to RM21.1 million previously as wholesale margins came under pressure for stock clearance purposes. Contribution from the discontinuing operations is expected to continue to fall in the second quarter and subsequent quarters as the stocks carried forward from 2002 are progressively depleted.

Mazda operation performed favourably compared to the previous corresponding quarter as the 2002 quarter results were affected by stock write-down.

22 Prospects

In view of the set-up of the new joint-venture company, DaimlerChrysler Malaysia Sdn Bhd, to assume the Mercedes-Benz wholesale business in Malaysia effective 1 January 2003, the results of the Group for the financial year 2003 are expected to be materially below that of financial year 2002.

23 Variance of Actual Profit from Forecast Profit

The Company did not make any profit forecast.

24 Material Subsequent Events

There were no material events subsequent to 31 March 2003 that have not been reflected in the financial statements for the period ended 31 March 2003 up to the date of issue of this quarterly report.

BY ORDER OF THE BOARD

CHAU SIK CHEONG
YEAP KOK LEONG
SECRETARIES

KUALA LUMPUR, 5 MAY 2003

No. 82-3163



C C - Fin
04/30/2003 06:22 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: FIRST QUARTER 2003 REPORT OF ASTRA INTERNATIONAL



There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 111 OF 30.04.2003
Announcement No. 129


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

FIRST QUARTER 2003 REPORT OF ASTRA INTERNATIONAL

We append below the unaudited Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Changes in Equity, Consolidated Statements of Cash Flow, Notes to Consolidated Financial Statements and progress report for the 3 months ended 31 March 2003 released by our 35.1% associated company, PT Astra International Tbk, to the Jakarta Stock Exchange today for information.


Astra Progress Report (Mar03).p


Astra Consolidated FinStatement (Mar03).

Submitted by Ho Yeng Tat, Group Company Secretary on 30/04/2003 to the SGX

PT Astra International, Tbk

Company Consolidated Progress Report (Unaudited) as of March 2003

Group consolidated net revenue for as of March 2003 reached Rp 7.7 tn, an increase of 3.3% in comparison to last year's figure. While, net profit dropped from Rp 1.1 tn bio (Q1 2002) to Rp 842 bn (Q1 2003). This significant lower in net income was contributed by the lower of forex income from Rp 626 bn (Q1 2002) to Rp 28 bn (Q1 2003); but **operating income** increased from Rp 632 bn (Q1 2002) to Rp 847 bn (Q1 2003), mainly contributed from automotive business (especially Toyota), financial services, and agribusiness. Meanwhile, due to lower outstanding loan and appreciation of IDR against USD, net financing charges decreased from Rp. 157 bn to Rp. 86 bn.

For the progress of group business performance will be described as follow:

1. Automotive Division

a. Four Wheeler Group

In Q1 2003, total domestic car sales achieved 82,730 units from 74,247 units in Q1 2002 or 3.3% higher yoy. Astra itself recorded total sales of 34,738 units, relative stable as of Q1 2002 of 34,711 units, mainly derived from Isuzu products due to the decrease of demand in diesel vehicle. Astra market share dropped from 46.8% in Q1 2002 to 42.0% in Q1 2003.

b. **Two Wheeler Group (Honda)**

Motorcycle business experienced a much higher growth compared four wheelers. Total sales volume in the domestic market reached 687,357 units in Q1 2003 or 22.5% higher than Q1 2002 sales volume of 560,881 units.

Honda motorcycle sales recorded the highest domestic sales volume of 392,504 units in Q1 2003 or 24.6% higher yoy. Honda was still the leading brand in the 2W market with market share of 57.1% (Q1 2003), higher than last year of 56.2% (Q1 2002). At the same time, market share for CBU motorcycle *(non AISI members)* dropped from 9.1% (Q1 2002) to 7.7% (Q1 2003).

40%. Debt by back is done after the company made an offering at 4 – 14 February and paid on 21 February 2003.

Debt Payment

On 28th March 2003, the company paid mature debt amounted US$ 21.74 mn and Rp. 27 bn.

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN KEUANGAN KONSOLIDASIAN/
CONSOLIDATED FINANCIAL STATEMENTS

31 MARET/*MARCH* 2003 DAN/*AND* 2002

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2002* Tidak diaudit/ *Unaudited*	
Aktiva Tidak Lancar				***Non-Current Assets***
Kas dan deposito berjangka yang dibatasi penggunaannya	1,411,017	2a, 4c	354,486	*Restricted cash and time deposits*
Dana pelunasan obligasi	5,062	20	135,586	*Bond sinking funds*
Piutang pembiayaan (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 250.040 pada 31/03/2003 dan Rp 202.197 pada 31/03/2002)	3,073,436	2f, 9	2,463,274	*Financing receivables (net of provision for doubtful accounts of Rp 250,040 at 31/03/2003 and Rp 202,197 at 31/03/2002)*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 28.980 pada 31/03/2003 dan Rp 43.252 pada 31/03/2002) :				*Other receivables (net of provision for doubtful accounts of Rp 28,980 at 31/03/2003 and Rp 43,252 at 31/03/2002) :*
- Pihak yang mempunyai hubungan istimewa	143,753	2d, 25f	89,105	*Related parties -*
- Pihak ketiga	4,894	2d	6,305	*Third parties -*
Investasi pada perusahaan asosiasi	4,081,058	2g, 10	2,822,646	*Investment in associates*
Investasi jangka panjang lain-lain (setelah dikurangi penyisihan penurunan nilai sebesar Rp 5.667 pada 31/03/2003 dan Rp 6.067 pada 31/03/2002)	56,081	2h	140,366	*Other long term investments (net of provision for decline in value of Rp 5,667 at 31/03/2003 and Rp 6,067 at 31/03/2002)*
Hutan tanaman industri	-	2i	354,978	*Industrial timber plantations*
Hutan tanaman industri dalam pengembangan	-	2i	7,859	*Industrial timber plantations under development*
Uang muka proyek perkebunan plasma	-	2j	127,082	*Advance for plasma projects*
Aktiva tetap (setelah dikurangi akumulasi penyusutan sebesar Rp 4.121.303 pada 31/03/2003 dan Rp 4.020.823 pada 31/03/2002)	6,459,635	2k, 11	7,028,592	*Fixed assets (net of accumulated depreciation of Rp 4,121,303 at 31/03/2003 and Rp 4,020,823 at 31/03/2002)*
Aktiva yang belum digunakan dalam usaha	259,275		280,264	*Assets not used in operations*
Goodwill	277,735	2b	289,920	*Goodwill*
Aktiva pajak tangguhan	1,264,866	2s, 8d	1,738,816	*Deferred tax assets*
Piutang derivatif	800	2n, 7	285,811	*Derivative receivables*
Kontrak valuta berjangka	-	7b		*Foreign exchange contracts*
Piutang karyawan		2c, 25g	207,157	*Loan to officers and employees*
Biaya tangguhan	82,780	2l	53,612	*Deferred charges*
Aktiva lain-lain	84,618		53,798	*Others assets*
Jumlah aktiva tidak lancar	**17,205,010**		**16,439,657**	***Total non-current assets***
JUMLAH AKTIVA (termasuk total aktiva dari operasi dalam penghentian sebesar Rp 1.590.484 pada 31/03/2002, lihat Catatan 30b)	**28,368,880**		**26,758,050**	***TOTAL ASSETS*** *(including total assets of discontinuing operation of Rp 1,590,484 at 31/03/2002, refer to Note 30b)*

* Disajikan kembali, lihat Catatan 34

** Restated, refer to Note 34*

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

NERACA KONSOLIDASIAN
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2002* Tidak diaudit/ *Unaudited*	
EKUITAS				***EQUITY***
Modal saham				*Share capital*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham				*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 4.013.783.116 saham pada 31/03/2003 dan 2.558.316.160 saham pada 31/03/2002	2,006,892	19	1,279,158	*Issued and fully paid 4,013,783,116 shares at 31/03/2003 2,558,316,160 shares at 31/03/2002*
Tambahan modal disetor	1,154,361	20	357,796	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	2k	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	2u	-	*Difference arising from restructuring transactions of - entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,406,057	2g	1,372,410	*Capital transaction of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	2b	(6,576)	*Exchange difference due to financial statement translation*
Akumulasi penyesuaian nilai wajar investasi	(359,366)	2h	(282,866)	*Investment fair value revaluation reserve*
Saldo laba telah ditentukan penggunaannya	4,700	21	4,700	*Appropriated retained earnings*
Saldo laba	3,978,423		613,592	*Retained earnings*
Jumlah ekuitas	**8,738,973**		**3,768,335**	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS (termasuk total kewajiban dari operasi dalam penghentian sebesar Rp 1.691.595 pada 31/03/2002, lihat Catatan 30b)	28,599,400		26,758,050	***TOTAL LIABILITIES AND EQUITY*** *(including total liabilities of discontinuing operation of Rp 1,691,595 at 31/03/2002, refer to Note 30b)*

* Disajikan ulang, lihat Catatan 34

** Restated, refer to Note 34*

LAPORAN LABA RUGI KONSOLIDASIAN
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah,
kecuali laba per saham)

CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTHS ENDED
31 MARCH 2003 AND 2002
(Expressed in millions of Rupiah,
except earnings per share)

	2003 Tidak diaudit/ *Unaudited*	Catatan/ *Notes*	2002* Tidak diaudit/ *Unaudited*	
SELURUH OPERASI				*TOTAL OPERATIONS*
Laba dari aktivitas normal	1,040,370		1,221,701	*Profit from ordinary activities*
Pendapatan luar biasa, setelah pajak penghasilan	1,733		43,841	*Extraordinary income, net of income tax*
Laba sebelum hak minoritas	1,042,103		1,265,542	*Income before minority interest*
Hak minoritas atas laba bersih anak perusahaan	(199,791)	18	(151,453)	*Minority interest in net income of subsidiaries*
Laba bersih	842,312		1,114,089	*Net income*
Laba per saham :				*Earnings per share :*
Dasar (Rupiah penuh)	210	2v, 26	316	*Basic (full Rupiah)*
Dilusian (Rupiah penuh)	209	2v, 26	313	*Diluted (full Rupiah)*

* Disajikan ulang, lihat Catatan 30

** Restated, refer to Note 30*

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian

The accompanying notes form an integral part of these consolidated financial statements

.N PERUBAHAN
S KONSOLIDASIAN
TIGA BULAN YANG BERAKHIR
ET 2003 DAN 2002
(an dalam jutaan Rupiah)

CONSOLIDATED STATEMENT
OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED
31 MARCH 2003 AND 2002
(Expressed in millions of Rupiah)

	Modal saham/ *Share capital*	Tambahan modal disetor / *Additional paid in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restukturisasi entitas sepengendali/ *Difference arising from restructuring transactions of entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba yang telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba yang belum ditentukan penggunaannya / *Unappropriated retained earnings*	Jumlah / *Total*	
nuari 2003	1,304,044	453,209	430,121	124,361	1,405,002	(6,576)	(352,411)	4,700	3,136,111	6,498,561	*Balance, 1 January 2003*
h	-	-	-	-	-	-	-	-	842,312	842,312	*Net income*
saham	702,848	-	-	-	-	-	-	-	-	702,848	*Shares issued*
modal disetor	-	701,152	-	-	-	-	-	-	-	701,152	*Additional paid in capital*
nsaksi perubahan ekuitas haan afiliasi	-	-	-	-	1,055	-	-	-	-	1,055	*Capital transaction of affiliates*
an nilai wajar investasi	-	-	-	-	-	-	(6,955)	-	-	(6,955)	*Investment fair value revaluation*
Maret 2003	2,006,892	1,154,361	430,121	124,361	1,406,057	(6,576)	(359,366)	4,700	3,978,423	8,738,973	*Balance, 31 March 2003*

is laporan keuangan konsolidasian merupakan bagian
terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

PT ASTRA INTERNATIONAL Tbk
DAN ANAK PERUSAHAAN/*AND SUBSIDIARIES*

LAPORAN ARUS KAS KONSOLIDASIAN
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED
31 MARCH 2003 AND 2002
(Expressed in milions of Rupiah)

	2003 Tidak diaudit/ *Unaudited*	2002 Tidak diaudit/ *Unaudited*	
OPERASI YANG DILANJUTKAN			*CONTINUING OPERATION*
Arus kas dari aktivitas pendanaan			*Cash flows from financing activities*
Perolehan hutang jangka panjang	26,446	33,886	*Proceeds from long-term loans*
Perolehan bersih pinjaman jangka pendek	326,276	46,445	*Net proceeds from short-term loans*
Penambahan modal saham	1,403,999	28,751	*Proceeds from issuance of share capital*
Pembayaran kembali hutang jangka panjang	(800,636)	(595,056)	*Repayment of long-term loans*
Pembayaran bunga	(150,425)	(206,528)	*Interest paid*
Pembayaran dividen kas oleh anak perusahaan untuk pemegang saham minoritas	(4,094)	-	*Cash dividends paid by subsidiaries to minority shareholders*
Penambahan kas dan deposito berjangka yang dibatasi penggunaannya, selain untuk margin deposit atas fasilitas *letter of credit*	(1,315,458)	(1,958)	*Additions to restricted cash cash and time deposits, except for margin deposits for letter of credit fasilities*
Penurunan/(penambahan) dana pelunasan obligasi	148,551	(3,614)	*Reduction of/(additions to) bond sinking funds*
Arus kas bersih yang digunakan untuk aktivitas pendanaan	(365,341)	(698,074)	***Net cash flows used in financing activities***
Kenaikan bersih kas dan setara kas	255,741	107,093	***Net increase in cash and cash equivalents***
OPERASI DALAM PENGHENTIAN			*DISCONTINUING OPERATION*
Arus kas yang diperoleh dari aktivitas operasi	-	29,946	*Net cash flow provided from operating activities*
Arus kas yang digunakan untuk aktivitas investasi	-	(7,449)	*Net cash flow used in investing activities*
Arus kas yang digunakan untuk aktivitas pendanaan	-	(26,482)	*Net cash flow used in financing activities*
Arus kas bersih	-	(3,985)	*Net cash flows*
Kas dan setara kas pada awal periode - sebelum penyesuaian	4,779,330	3,552,385	***Cash and cash equivalents at the beginning of the period - before adjustments***
Penyesuaian :			*Adjustments :*
Dampak perubahan selisih kurs terhadap kas dan setara kas	(7,377)	(95,643)	*Effect of foreign exchange losses on cash and cash equivalents*
Kas dan setara kas pada awal periode - setelah penyesuaian	4,771,953	3,456,742	***Cash and cash equivalents at the beginning of the period - adjusted***
Kas dan setara kas pada akhir periode	5,027,694	3,559,850	***Cash and cash equivalents at the end of the period***

Catatan atas laporan keuangan konsolidasian merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasian.

The accompanying notes form an integral part of these consolidated financial statements.

(Expressed in millions of Rupiah)

1. UMUM

PT Astra International Tbk ("Perseroan") didirikan pada tahun 1957 dengan nama PT Astra International Incorporated, berdasarkan Akta Notaris Sie Khwan Djioe No. 67 tanggal 20 Februari 1957. Akta pendirian ini disahkan oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. J.A.5/53/5 tanggal 1 Juli 1957. Anggaran Dasar Perseroan telah mengalami beberapa kali perubahan. Perubahan seluruh anggaran dasar sesuai dengan Undang Undang Perseoran Terbatas No. 1 tahun 1995 dilakukan dengan Akta Notaris Benny Kristianto No. 61 tanggal 11 Juni 1997. Perubahan ini telah disetujui oleh Menteri Kehakiman Republik Indonesia dalam Surat Keputusan No. C2-6452HT.01.04.Th.97 tanggal 9 Juli 1997. Perubahan terakhir dilakukan dengan Akta Notaris P.S.A. Tampubolon, S.H. No. 30 tanggal 25 Maret 1999. Perubahan tersebut meliputi, pemberian wewenang kepada direksi Perseroan untuk melakukan penerbitan saham dan/atau efek bersifat ekuitas tanpa memberikan hak kepada para pemegang saham untuk memesan terlebih dahulu saham yang diterbitkan menurut peraturan pasar modal yang berlaku saat itu dengan persetujuan Rapat Umum Pemegang Saham. Perubahan Anggaran Dasar ini telah dilaporkan kepada Menteri Kehakiman Republik Indonesia dan telah diterima dan dicatat berdasarkan Surat Keputusan No. C2-5625.HT.01.04.Th.99 tanggal 30 Maret 1999.

Perseroan saat ini berdomisili di Jakarta, Indonesia dengan kantor pusat berlokasi di Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta dan memulai kegiatan komersialnya pada tahun 1957.

Pada tahun 1990, Perseroan melalui penawaran umum perdana menawarkan kepada masyarakat sejumlah 30 juta lembar saham dengan nilai nominal Rp 1.000 (Rupiah penuh) per saham dengan harga penawaran sebesar Rp 14.850 (Rupiah penuh) per saham. Pada tahun 1994, Perseroan melalui penawaran umum terbatas dengan hak memesan saham terlebih dahulu menawarkan 48.439.600 saham dengan harga Rp 13.850 (Rupiah penuh) per saham. Pada tahun yang sama, Perseroan membagikan saham bonus yang berasal dari kapitalisasi tambahan modal disetor sejumlah Rp 871,91 miliar atau setara dengan 871.912.800 saham.

1. GENERAL

PT Astra International Tbk ("the Company") was established in 1957 under the name of PT Astra International Incorporated, based on Notarial Deed No. 67 of Sie Khwan Djioe dated 20 February 1957, which was approved by the Minister of Justice of the Republic of Indonesia in decision letter No. J.A.5/53/5 dated 1 July 1957. The Company's Articles of Association have been amended several times. Amendments to the Articles of Association to conform with Company Law No. 1 of 1995 were effected by Notarial Deed No. 61 of Benny Kristianto dated 11 June 1997. The amendment was approved by the Minister of Justice in decision letter No. C2-6452HT.01.04.Th.97 dated 9 July 1997. The latest amendment was through Notarial Deed No. 30 of P.S.A. Tampubolon, S.H. dated 25 March 1999. This amendment included the authority granted to directors to conduct rights issues without pre-emptive rights to existing shareholders under the existing regulations of the capital market, subject to shareholders' approval at a General Shareholders' Meeting. The amendment was reported to the Minister of Justice of the Republic of Indonesia and was received and reported in decision letter No. C2-5625.HT.01.04.Th.99 dated 30 March 1999.

The Company is currently domiciled in Jakarta, Indonesia with its head office located at Jl. Gaya Motor Raya No. 8, Sunter II, Jakarta and commenced commercial operations in 1957.

In 1990, the Company through an initial public offering offered 30 million of its shares with a par value of Rp 1,000 (full Rupiah) per share at the offering price of Rp 14,850 (full Rupiah) per share. In 1994, the Company through a limited public offering with a rights issue offered 48,439,600 shares at the price of Rp 13,850 (full Rupiah) per share. In the same year, the Company distributed bonus shares from the capitalisation of additional paid-in capital amounting to Rp 871.91 billion, equivalent to 871,912,800 shares.

(Expressed in millions of Rupiah)

Perseroan mengendalikan (lihat Catatan 2b) dan karena itu mengkonsolidasi perusahaan-perusahaan berikut ini:

The Company controls (refer to Note 2b) and therefore consolidates the follow entities:

	Domisili/ *Domicile*	Operasi komersial/ *Commencement of commercial operations*	Persentase kepemilikan efektif/ *Effective percentage of ownership* %	Jumlah aktiva (sebelum dieliminasi)/ *Total assets (before eliminations)* 2003	2002	
OTOMOTIF						*AUTOMOTIVE*
PT Aryaloka Sentana dan anak perusahaan	Indonesia	1988	100.00	1,432,176	1,993,417	*PT Aryaloka Sentana and subsidiary*
PT Arya Kharisma	Indonesia	1988	100.00	17,360	16,801	*PT Arya Kharisma*
PT Astra France Motor	Indonesia	1972	100.00	130,134	180,907	*PT Astra France Motor*
PT Astra Isuzu Casting Company	Indonesia	2001	51.00	302,689	327,206	*PT Astra Isuzu Casting Company*
PT Astra Nissan Diesel Indonesia	Indonesia	1984	75.00	256,465	467,174	*PT Astra Nissan Diesel Indonesia*
PT Astra Otoparts Tbk dan anak perusahaan	Indonesia	1991	87.31	1,879,486	1,792,872	*PT Astra Otoparts Tbk. and subsidiaries*
PT Astra Persada Dinamika	Indonesia	1996	100.00	7,778	6,978	*PT Astra Persada Dinamika*
PT Gaya Motor	Indonesia	1968	75.92	164,543	125,346	*PT Gaya Motor*
PT Inti Pantja Press Industri	Indonesia	1990	89.36	237,032	205,195	*PT Inti Pantja Press Industri*
PT Pulogadung Pawitra Laksana	Indonesia	1980	100.00	78,665	119,100	*PT Pulogadung Pawitra Laksana*
PT Serasi Autoraya	Indonesia	1990	100.00	723,553	595,459	*PT Serasi Autoraya*
PT Suryanusa Sepeda Motor Indonesia	Indonesia	1996	100.00	19,262	19,604	*PT Suryanusa Sepeda Motor Indonesia*
PT Sinar Inti Telaga	Indonesia	1984	100.00	3,499	3,523	*PT Sinar Inti Telaga*
PT Tjahja Sakti Motor Corporation	Indonesia	1962	100.00	910,175	786,627	*PT Tjahja Sakti Motor Corporation*
PT Toyota Astra Motor	Indonesia	1972	51.00	3,417,180	2,932,060	*PT Toyota Astra Motor*
JASA KEUANGAN						*FINANCIAL SERVICES*
Astra Overseas Finance B.V.	Belanda/ *Netherland*	1994	100.00	2,646,665	3,222,536	*Astra Overseas Finance B.V.*
PT Astra Mitra Ventura	Indonesia	1991	99.74	26,639	25,692	*PT Astra Mitra Ventura*
PT Federal International Finance	Indonesia	1989	100.00	1,183,712	807,880	*PT Federal International Finance*
PT Sedaya Multi Investama dan anak perusahaan	Indonesia	1989	100.00	1,226,321	1,039,885	*PT Sedaya Multi Investama and subsidiaries*

(Expressed in millions of Rupiah)

Susunan anggota Dewan Komisaris dan Direksi Perseroan adalah sebagai berikut:

The members of the Company's Boards of Commissioners and Directors are as follows:

	31/03/2003	31/03/2002	
Komisaris Kehormatan	Abdul Rachman Ramly	-	*Honorary Commissioner*
Dewan Komisaris			***Board of Commissioners***
Presiden Komisaris	Theodore Permadi Rachmat	Abdul Rachman Ramly	*President Commissioner*
Wakil Presiden Komisaris	Benny Subianto	Benny Subianto	*Vice President*
Komisaris:	Benjamin Arman Suriadjaya	Sri Mulyani Indrawati	*Commissioners:*
	Juwono Sudarsono	Benjamin Arman Suriadjaya	
	Vimala Menon	Edwin Soeryadjaya	
	Anthony John Liddell Nightingale	Anthony John Liddell Nightingale	
	Philip Eng Heng Nee	Vimala Menon	
	Neville Barry Venter	Philip Eng Heng Nee	
	Motonobu Takemoto	Neville Barry Venter	
		Motonobu Takemoto	
Direksi			***Board of Directors***
Presiden Direktur	Budi Setiadharma	Theodore Permadi Rachmat	*President Director*
Wakil Presiden Direktur	Michael Dharmawan Ruslim	Budi Setiadharma	*Vice President Director*
Direktur:	Danny Bonifasius Walla	Rudyanto Hardjanto	*Directors:*
	Kour Nam Tiang	Michael Dharmawan Ruslim	
	John Stuart Anderson Slack	Danny Bonifasius Walla	
	Prijono Sugiarto	Kour Nam Tiang	
	Gunawan Geniusahardja	John Stuart Anderson Slack	
		Prijono Sugiarto	
		Gunawan Geniusahardja	

Berdasarkan surat pengunduran dirinya pada tanggal 11 Januari 2003, Sri Mulyani Indrawati telah efektif mengundurkan diri sebagai anggota Dewan Komisaris Perseroan. *Acquit et de charge* untuk Sri Mulyani akan diberikan pada Rapat Umum Pemegang Saham yang akan datang.

Based on her notice of resignation, Sri Mulyani Indrawati has effectively resigned as one of the Commissioner of the Company on 11 January 2003. Her acquit et de charge will be resolved in the next General Meeting of Shareholders.

Pada tanggal 31 Maret 2003, Perseroan dan anak perusahaan mempunyai karyawan tetap kurang lebih 51.100 orang (2002: 55.600) dengan jumlah biaya karyawan untuk periode yang berakhir pada tanggal 31 Maret 2003 adalah kurang lebih Rp 395,5 miliar (2002: Rp 296,2 miliar).

As at 31 March 2003, the Company and subsidiaries had approximately 51,100 permanent employees (2002: 55,600) with total employee costs for the periods ended 31 March 2003 of approximately Rp 395.5 billion (2002: Rp 296.2 billion).

2. IKHTISAR KEBIJAKAN AKUNTANSI

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Berikut ini adalah kebijakan akuntansi yang diterapkan dalam penyusunan laporan keuangan konsolidasian Perseroan dan anak perusahaan yang sesuai dengan prinsip akuntansi yang berlaku umum di Indonesia.

Presented below are the significant accounting policies adopted in preparing the consolidated financial statements of the Company and subsidiaries, which are in conformity with generally accepted accounting principles in Indonesia.

b. Prinsip-prinsip konsolidasi

Laporan keuangan konsolidasian meliputi laporan keuangan Perseroan dan anak perusahaan dimana Perseroan mempunyai penyertaan saham dengan hak suara lebih dari 50%, baik langsung maupun tidak langsung, serta apabila Perseroan memiliki 50% atau kurang saham dengan hak suara tetapi dapat dibuktikan adanya pengendalian.

Akun-akun anak perusahaan tertentu yang dikonsolidasi dan berkedudukan di luar Indonesia, dikonversikan ke dalam mata uang Rupiah berdasarkan kurs tengah Bank Indonesia pada tanggal transaksi terakhir untuk periode yang bersangkutan untuk akun neraca dan kurs transaksi atau kurs rata-rata selama periode yang bersangkutan untuk akun laba rugi. Selisih yang timbul dari penjabaran laporan keuangan anak perusahaan yang berkedudukan di luar Indonesia disajikan dalam akun "Akumulasi selisih kurs karena penjabaran laporan keuangan" dalam kelompok ekuitas di neraca konsolidasian.

Porsi kepemilikan pemegang saham minoritas atas aktiva bersih anak perusahaan disajikan sebagai "Hak minoritas atas aktiva bersih anak perusahaan" di neraca konsolidasian.

Seluruh transaksi dan saldo yang material antara perusahaan-perusahaan yang dikonsolidasi telah dieliminasi dalam penyajian laporan keuangan konsolidasian.

Kebijakan akuntansi yang digunakan dalam penyusunan laporan keuangan konsolidasian ini telah diterapkan secara konsisten oleh anak-anak perusahaan kecuali dinyatakan lain.

Goodwill merupakan selisih lebih antara harga perolehan investasi dengan nilai wajar aktiva bersih pada saat perolehan investasi. *Goodwill* diamortisasi selama 20 tahun dengan menggunakan metode garis lurus, dengan pertimbangan bahwa taksiran masa manfaat ekonomis aktiva utama yang diakuisisi adalah 20 tahun.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and subsidiaries in which the Company directly or indirectly has ownership of more than 50% of the voting rights, or if equal to or less than 50%, the Company has the ability to control the entity.

The assets and liabilities of foreign subsidiaries, based outside of Indonesia, are translated into Rupiah amounts based on middle rates published by Bank Indonesia as at the end of the period. Revenue and expenses have been translated using the rate on the date of the transaction, or an average rate when revenues and expenses are earned and incurred uniformly throughout the period. The resulting differences arising from translation of foreign subsidiaries' financial statements are presented as "Exchange difference due to financial statement translation" under the equity section in the consolidated balance sheets.

The proportionate share of minority shareholders in the net assets of the subsidiaries is reflected as "Minority interest in net assets of subsidiaries" in the consolidated balance sheets.

All material transactions and balances between consolidated companies have been eliminated in preparing the consolidated financial statements.

The accounting policies adopted in preparing the consolidated financial statements have been consistently applied by the subsidiaries unless otherwise stated.

Goodwill represents the excess of the acquisition cost over the fair value of the net assets at the date of acquisition. Goodwill is amortised over a period of 20 years using the straight-line method, with consideration that the estimated useful lives of the main assets acquired through the investments is 20 years.

f. Piutang pembiayaan

Piutang atas pembiayaan konsumen merupakan jumlah piutang setelah dikurangi dengan bagian pembiayaan bersama (untuk yang dengan *recourse* dan tanpa *recourse*), pendapatan pembiayaan konsumen yang ditangguhkan dan penyisihan piutang ragu-ragu. Penerimaan dari piutang yang telah dihapus-bukukan diakui sebagai pendapatan lain-lain pada saat terjadinya.

Pendapatan pembiayaan konsumen yang ditangguhkan merupakan selisih antara jumlah keseluruhan pembayaran angsuran yang akan diterima dari konsumen dan jumlah pokok pembiayaan, yang akan diakui sebagai penghasilan sesuai dengan jangka waktu kontrak berdasarkan suatu tarif pengembalian yang dihitung secara berkala atas nilai investasi bersih terhitung sejak pembiayaan konsumen dilakukan.

Penyelesaian kontrak sebelum masa pembiayaan konsumen berakhir diperlakukan sebagai pembatalan kontrak pembiayaan konsumen dan laba atau rugi yang timbul diakui dalam laporan laba rugi konsolidasian.

Dalam pembiayaan bersama, anak perusahaan berhak menentukan tingkat bunga yang lebih tinggi ke konsumen daripada tingkat bunga yang ditetapkan dalam perjanjian pembiayaan bersama. Selisihnya merupakan pendapatan dari transaksi pembiayaan bersama.

Piutang sewa guna usaha bersih merupakan jumlah piutang ditambah nilai sisa yang akan diterima oleh perusahaan sewa guna usaha pada akhir masa sewa guna usaha dikurangi dengan pendapatan sewa guna usaha yang ditangguhkan, simpanan jaminan dan penyisihan piutang ragu-ragu. Selisih antara nilai piutang bruto dan nilai tunai piutang diakui sebagai pendapatan sewa guna usaha yang ditangguhkan. Pendapatan sewa guna usaha yang ditangguhkan dialokasikan secara konsisten sebagai pendapatan periode berjalan berdasarkan suatu tingkat pengembalian berkala atas penanaman neto.

f. Financing receivables

Consumer finance receivables are stated net of joint financing (both with and without recourse), unearned consumer finance income and allowance for doubtful accounts. Recoveries from written off receivables are recognised as other income upon receipt.

Unearned consumer finance income is the difference between total installments to be received from consumers and total financing. This is recognised as earned income over the term of the contract based on a constant rate of return on the net investment commencing at the time the consumer finance contract is executed.

Early termination is treated as a cancellation of an existing contract and the resulting gain or loss is credited or charged to the consolidated statements of income.

For joint financing arrangements, the subsidiary has the right to set higher interest rates to customers than stated in the joint financing agreement. The difference is recognised as revenue from joint financing transactions.

Direct financing lease receivables are stated net of residual value at the end of the leasing period, unearned lease income, security deposits and allowance for doubtful accounts. The difference between the gross receivable and the present value of the receivable is recognised as unearned lease income. Unearned lease income is allocated consistently as current period income based on a constant rate of return on the net investment.

h. Investasi pada efek hutang dan ekuitas

Investasi pada efek hutang dan ekuitas yang nilai wajarnya tidak tersedia diakui pada harga perolehan dan penyisihan penurunan nilai investasi dilakukan apabila manajemen menyimpulkan bahwa nilai investasi telah mengalami penurunan yang signifikan atau permanen.

Untuk investasi pada efek hutang dan ekuitas yang nilai wajarnya tersedia, manajemen menentukan klasifikasi yang tepat untuk investasi tersebut pada saat perolehan dan mengevaluasi ulang klasifikasi tersebut pada setiap tanggal neraca.

Efek hutang diklasifikasi sebagai dimiliki hingga jatuh tempo apabila Perseroan dan anak perusahaan bermaksud dan mampu memiliki efek tersebut hingga jatuh tempo. Efek tersebut diakui pada harga perolehan setelah dikurangi diskonto atau premium yang belum diamortisasi.

Efek hutang dan ekuitas yang dibeli dan dimiliki untuk diperdagangkan dalam waktu dekat diklasifikasi sebagai efek yang diperdagangkan dan diakui sebesar nilai wajarnya, dengan keuntungan dan kerugian yang belum direalisasi diakui pada laporan laba rugi konsolidasian.

Efek hutang dan ekuitas yang tidak diklasifikasi sebagai dimiliki hingga jatuh tempo atau diperdagangkan, diklasifikasikan sebagai efek yang tersedia untuk dijual dan diakui sebesar nilai wajarnya, dengan keuntungan dan kerugian yang belum direalisasi disajikan sebagai komponen terpisah "Akumulasi penyesuaian nilai wajar investasi" di bagian ekuitas.

Harga pokok efek yang dijual ditentukan dengan metode rata-rata tertimbang.

Dividen dari investasi pada efek ekuitas diakui pada saat diumumkan.

h. Investments in debt and equity securities

Investments in debt and equity securities that do not have readily determinable fair values are stated at cost and a provision is only made where, in the opinion of management, there has been a significant reduction or a permanent decline in the value of the investment.

For investments in debt and equity securities that have readily determinable fair values, management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

Debt securities are classified as held to maturity when the Company and subsidiaries have the intent and ability to hold the securities to maturity. Held to maturity securities are stated at cost net of unamortised discount or premium.

Debt and equity securities that are purchased and held principally for the purpose of selling them in the near future are classified as trading securities and carried at fair value, with unrealised gains and losses recognised in the consolidated statements of income.

Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and carried at fair value, with unrealised gains and losses reported as a separate component of equity, "Investment fair value revaluation reserve".

Cost of securities sold is determined on the weighted average method.

Dividends from investments in equity securities are recognised when declared.

(Expressed in millions of Rupiah)

ii) Perlakuan perubahan kebijakan akuntansi ini oleh PT Astra Agro Lestari Tbk ("AAL").

ii) The treatment of this change in accounting policy by PT Astra Agro Lestari Tbk ("AAL").

Dengan adanya perubahan kebijakan akuntansi ini maka AAL menyajikan kembali laporan keuangannya untuk periode yang berakhir pada 31 Maret 2002 sebagai berikut saldo debit/(kredit):

In respect of the above change in accounting policy, AAL restated its financial statements for the period ended 31 March 2002 as follows debit/(credit) balance:

	Dilaporkan sebelumnya/ *Before restatement*	Disajikan kembali/ *After restatement*	
Neraca			***Balance sheet***
Perkebunan plasma, bersih (dilaporkan sebelumnya sebagai aktiva tidak lancar, dan disajikan kembali sebagai kewajiban tidak lancar)	127,083	(30,405)	*Plasma plantations, net (previously reported as non-current assets, and currently restated as non-current liabilities)*
Aktiva pajak tangguhan, bersih	72,330	117,920	*Deferred tax assets, net*
Kewajiban pajak tangguhan, bersih	(42,769)	(42,769)	*Deferred tax liabilities, net*
Hak minoritas atas aktiva bersih anak perusahaan	(46,416)	(38,065)	*Minority interest in net assets of subsidiaries*
Saldo laba yang belum ditentukan penggunaannya	(435,619)	(333,729)	*Unappropriated retained earnings*
Laporan laba rugi			***Statements of income***
Amortisasi selisih lebih biaya pengembangan perkebunan plasma atas nilai konversinya yang ditangguhkan	1,256	-	*Amortisation of deferred excess plasma plantation development costs over conversion value*
Selisih antara akumulasi biaya pengembangan perkebunan plasma dengan nilai konversinya	-	11,002	*Difference between accumulated plasma plantation development costs and conversion value*
Manfaat tangguhan pajak penghasilan	(7,556)	(6,288)	*Deferred tax benefit*
Hak minoritas atas laba bersih anak perusahaan	2,490	2,276	*Minority interest in net income of subsidiaries*
Laba bersih	58,220	51,611	*Net income*

	Tahun/*Years*		
	Perseroan/ *Company*	Anak perusahaan/ *Subsidiaries*	
Bangunan dan fasilitasnya	4 - 30	4 - 25	*Buildings and building improvements*
Mesin dan peralatan	4 - 5	2 - 20	*Machinery and equipment*
Alat-alat pengangkutan	5	4 - 8	*Transportation equipment*
Perabot dan peralatan kantor	4 - 5	2 - 10	*Furniture and office equipment*
Tanaman menghasilkan	-	20	*Mature plantations*
Alat-alat berat yang disewakan	-	5	*Heavy equipment for lease*

Hak atas tanah tidak diamortisasi.

Land rights are not amortised.

Biaya pemeliharaan dan perbaikan diakui sebagai beban pada saat terjadinya. Pengeluaran yang memperpanjang masa manfaat aktiva atau yang memberikan manfaat ekonomis berupa peningkatan kapasitas atau mutu produksi, dikapitalisasi dan disusutkan sesuai dengan tarif penyusutan yang sesuai.

The cost of repairs and maintenance is charged as an expense as incurred. Expenditures which extend the future life of assets or provide further economic benefits by increasing capacity or quality of production are capitalised and depreciated based on applicable depreciation rates.

Apabila nilai tercatat aktiva lebih besar dari nilai yang dapat diperoleh kembali, nilai tercatat aktiva diturunkan menjadi sebesar nilai yang dapat diperoleh kembali, yang ditentukan sebagai nilai tertinggi antara harga jual neto dan nilai pakai.

When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount, which is determined as being the higher of net selling price or value in use.

Apabila aktiva tetap tidak digunakan lagi atau dijual, maka nilai tercatat dan akumulasi penyusutannya dikeluarkan dari laporan keuangan konsolidasian, dan keuntungan dan kerugian yang dihasilkan diakui dalam laporan laba rugi konsolidasian.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains and losses on the disposal of fixed assets are recognised in the consolidated statements of income.

Akumulasi biaya persiapan lahan, penanaman, pemupukan, pemeliharaan dan biaya tidak langsung lainnya dikapitalisasi sebagai "Aktiva dalam penyelesaian - tanaman belum menghasilkan". Biaya tersebut direklasifikasi ke akun "Tanaman menghasilkan" pada saat tanaman yang bersangkutan siap menghasilkan. Penyusutan mulai dibebankan pada saat tanaman dinyatakan menghasilkan.

The accumulated costs of field preparation, planting, fertilizers, maintenance and overheads are capitalised as "Assets under construction - immature plantations". These costs are reclassified to "Mature plantations" when the plantations becomes productive and are ready for use. Depreciation is charged from the date when a plantation is ready for use.

Akumulasi biaya konstruksi bangunan, pabrik, dan pemasangan mesin dikapitalisasi sebagai "Aktiva dalam penyelesaian - bangunan dan mesin". Biaya tersebut direklasifikasi ke akun aktiva tetap pada saat proses konstruksi atau pemasangan selesai. Penyusutan mulai dibebankan pada saat aktiva tersebut mulai digunakan.

The accumulated costs of the construction of buildings and plant and the installation of machinery are capitalised as "Assets under construction – buildings and machinery". These costs are reclassified to the fixed asset accounts when the construction or installation is complete. Depreciation is charged from the date when assets are brought into use.

l. Biaya tangguhan

Biaya tangguhan terdiri dari biaya yang dikeluarkan sehubungan dengan perolehan atau perpanjangan izin atas tanah dan biaya tangguhan lainnya dan diamortisasi selama masa manfaat masing-masing biaya.

l. Deferred charges

Deferred charges consist of costs associated with the acquisition or renewal of legal titles and other deferred charges and are amortised over the expected beneficial period.

m. Manfaat pensiun

Perseroan dan anak perusahaan tertentu menyelenggarakan program pensiun manfaat pasti untuk seluruh karyawan tetapnya. Jumlah kontribusi terdiri dari kontribusi karyawan dan kontribusi Perseroan dan anak perusahaan yang dihitung secara aktuarial, kecuali kontribusi TAM, anak perusahaan. Kontribusi atas dana pensiun TAM seluruhnya ditanggung oleh TAM.

Biaya jasa kini diakui sebagai beban periode berjalan. Biaya jasa lalu diamortisasi selama rata-rata sisa masa kerja dari karyawan yang ada.

Metode penilaian aktuarial yang digunakan oleh aktuaris independen adalah metode *projected benefit* dengan *"attained-age-normal"* dan dilakukan minimal setiap tiga tahun sekali.

m. Retirement benefits

The Company and certain subsidiaries, have contributory defined benefit retirement plans covering all of their permanent employees. Contributions are funded and consist of employees' contributions and actuarially computed Company and subsidiaries' contributions, except for TAM, the subsidiary. Contributions to the retirement fund of TAM are all borne by TAM.

Current service cost is expensed in the prevailing period. Past service costs are amortised over the average expected remaining working lives of existing employees.

The valuation method used by the independent qualified actuaries is the projected benefit method with "attained-age-normal" and is performed at least once every three years.

n. Instrumen keuangan derivatif

Perseroan dan anak perusahaan melakukan kontrak berjangka valuta asing dan kontrak swap valuta asing secara periodik dengan pihak lain dalam rangka penerapan kebijakan manajemen risiko.

Berdasarkan dengan penerapan PSAK 55, "Akuntansi untuk Instrumen Derivatif dan Aktivitas Lindung Nilai" yang berlaku efektif sejak tanggal 1 Januari 2001, instrumen derivatif diakui pada neraca sebagai aktiva atau kewajiban, tergantung pada hak atau kewajiban sebagaimana diatur dalam kontrak, dan dicatat sebesar nilai wajarnya.

Perubahan nilai wajar derivatif yang tidak memenuhi kriteria lindung nilai diakui pada laporan laba rugi konsolidasian. Sedangkan perubahan nilai wajar yang berhubungan dengan lindung nilai pada dasarnya diperlakukan sesuai perlakuan

n. Derivative financial instruments

The Company and certain subsidiaries periodically enter into forward foreign currency contracts and foreign currency swap contracts with external counterparts, in implementing its risk management policies.

Based on with the adoption of PSAK 55 "Accounting for Derivative Instruments and Hedging Activities", which became effective since 1 January 2001, all derivative financial instruments should be recognised in the balance sheet as either assets or liabilities, depending on the rights or obligations under the contracts, and measured at their fair values.

Changes in the fair value of derivatives that do not meet the criteria of a hedge are recorded in the consolidated statements of income. Changes in the fair value in respect of hedges are principally treated in accordance with the

q. *Rights*

Detachable rights yang diterbitkan sehubungan dengan penerbitan Pinjaman dan Obligasi Seri III dalam rangka restrukturisasi pinjaman dan obligasi Perseroan pada tahun 1999 dan dapat diperdagangkan secara terpisah dari obligasi tersebut.

Rights ini dicatat sebesar nilai wajar dan diakui sebagai bagian dari ekuitas "Tambahan modal disetor". Jumlah yang sama diakui sebagai diskonto. Diskonto yang belum diamortisasi dicatat sebagai pengurang nilai pokok pinjaman bank dan obligasi dan diamortisasi sesuai dengan jangka waktu pinjaman dan obligasi tersebut. Dana yang diperoleh pada saat eksekusi *rights* dan jumlah yang dialokasikan sebagai nilai wajar *rights* yang bersangkutan akan dicatat sebagai modal saham dan tambahan modal disetor.

q. Rights

Detachable rights were issued in relation to the issuance of Series III Loans and Bonds under the debt restructuring of the Company's loans and bonds in 1999 and can be traded separately from the bonds.

The rights are recorded at fair value and recognised as part of equity "Additional paid-in capital" with the corresponding balance recorded as discount. Unamortised discount is recorded as a deduction from the loans and bonds and amortised over the period of the loans and bonds. The funds received upon the exercise of the rights and the amount allocated as the fair value of such rights is recorded as share capital and additional paid-in capital.

r. Pengakuan penghasilan dan beban

Penghasilan bersih adalah penghasilan Perseroan dan anak perusahaan yang diperoleh dari penjualan produk dan jasa, setelah dikurangi diskon, retur, potongan penjualan, pajak penjualan barang mewah dan pajak pertambahan nilai.

Penghasilan dari penjualan domestik diakui pada saat barang ditagih dan siap dikirimkan. Penghasilan dari penjualan ekspor diakui pada saat penyerahan barang di atas kapal pelabuhan pengiriman. Penghasilan jasa diakui pada saat jasa telah diberikan kepada pelanggan.

Penghasilan dari penjualan *real estate* diakui dengan menggunakan metode persentase penyelesaian sepanjang memenuhi kondisi tertentu.

Penghasilan dari piutang pembiayaan yang merupakan selisih antara seluruh pembayaran angsuran yang akan diterima dari pelanggan dengan biaya perolehan aktiva yang dibiayai, dicatat sebagai penghasilan tangguhan dan diakui sebagai penghasilan sesuai dengan jangka waktu kontrak pembiayaan. Penghasilan tersebut tidak diakui apabila kolektibilitasnya diragukan.

Beban diakui pada saat terjadinya berdasarkan metode akrual.

r. Revenue and expense recognition

Net revenues represent revenue earned from the sale of the Company's and subsidiaries' products and services, net of discounts, returns, trade allowances, luxury and value added taxes.

Revenue from domestic sales of goods is recognised when goods are billed and ready for delivery. Revenue from export sales is recognised upon shipment of the goods to the customers. Revenue from rendering of services is recognised when services are rendered.

Revenue from real estate sales is recognised based on the percentage-of-completion method, provided certain criteria are met.

Income from financing receivables, which is the excess of aggregate instalment payments collectible from the customers over the cost of financed assets, is recorded as unearned income and subsequently recognised as income over the term of the respective financing contracts. Income is not recognised when there is an indication that collectibility is doubtful.

Expenses are recognised as incurred on an accruals basis.

v. Laba per saham

Laba per saham dasar dihitung dengan membagi laba bersih dengan jumlah rata-rata tertimbang saham yang beredar pada periode yang bersangkutan. Laba per saham dasar untuk periode yang berakhir pada tanggal 31 Maret 2002 telah disajikan kembali dengan didasarkan pada jumlah baru saham yang beredar sesuai dengan penerbitan saham baru yang telah dilakukan sehubungan dengan PUT II (lihat Catatan 1).

Laba per saham dilusian dihitung dengan membagi laba bersih dengan rata-rata tertimbang saham yang beredar pada periode yang bersangkutan yang disesuaikan untuk mengasumsikan konversi efek berpotensi saham yang sifatnya dilutif. Laba bersih disesuaikan untuk menghilangkan pengaruh beban bunga dari efek berpotensi saham yang sifatnya dilutif selama periode bersangkutan.

v. Earnings per share

Basic earnings per share is computed by dividing the net income with the weighted average number of shares outstanding during the period. Basic earnings per share for the period ended 31 March 2002 has been restated based on adjusted weighted average number of shares outstanding due to the issuance of new shares in connection with LPO II (refer to Note 1).

Diluted earnings per share is computed by dividing net income with the weighted average number of shares outstanding during the period adjusted to assume conversion of all dilutive potential ordinary shares. Net income is adjusted to eliminate the interest expense of the dilutive potential ordinary shares during the period.

w. Penggunaan estimasi

Penyusunan laporan keuangan konsolidasian sesuai dengan prinsip akuntansi yang berlaku umum mengharuskan manajemen untuk membuat estimasi dan asumsi yang mempengaruhi jumlah aktiva dan kewajiban dan pengungkapan aktiva dan kewajiban kontinjen pada tanggal laporan keuangan konsolidasian serta jumlah pendapatan dan beban selama periode pelaporan. Hasil yang sebenarnya mungkin berbeda dari jumlah yang diestimasi.

w. Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. AKUISISI DAN PELEPASAN SIGNIFIKAN ATAS ANAK PERUSAHAAN, DAN PERUSAHAAN ASOSIASI SERTA RESTRUKTURISASI USAHA

Transaksi signifikan sehubungan dengan pelepasan anak perusahaan dan perusahaan asosiasi serta restrukturisasi usaha pada tahun 2003 dan 2002 adalah sebagai berikut:

3. MAJOR ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES AND BUSINESS RESTRUCTURING

Significant acquisitions and disposals of subsidiaries and associates and business restructuring in 2003 and 2002 are as follows:

(Expressed in millions of Rupiah)

b. Restrukturisasi usaha

PT Astra Daihatsu Motor

Pada tanggal 30 Agustus 2002, sebagai pelaksanaan atas kesepakatan para pemegang saham PT Astra Daihatsu Motor ("ADM"), Daihatsu Motor Corporation ("DMC") menyetorkan modal sejumlah kurang lebih Rp 427,5 miliar kepada ADM untuk meningkatkan kinerja produksi dan distribusi ADM. Dengan setoran modal tersebut, kepemilikan DMC atas saham ADM meningkat dari 40,00% menjadi 61,75% dan kepemilikan Perseroan atas saham ADM berkurang dari 50,00% menjadi 31,87%, kepemilikan Nichimen Corporation atas saham ADM juga berkurang dari 10,00% menjadi 6,38%

Perseroan akan tetap berperan sebagai distributor mobil Daihatsu di Indonesia dan akan didukung kerja sama yang lebih kuat dengan DMC.

PT Astra Otoparts Tbk

Pada tanggal 13 Desember 2002 PT Astra Otoparts Tbk ("AOP"), anak perusahaan, dan Toyoda Gosei., Ltd., Jepang mendirikan PT Toyoda Gosei Safety Systems Indonesia ("TGSI") yang akan memproduksi dan memasarkan produk roda kemudi. Akta pendirian TGSI disahkan oleh Menteri Kehakiman dan Hak Asasi Manusia tanggal 16 Januari 2003. AOP mengambil bagian 3.000 saham TGSI (20% dari modal disetor) sebesar US$ 300 ribu.

PT Toyota Astra Motor

Pada tanggal 20 Februari 2003, Perseroan dan Toyota Motor Corporation ("TMC"), sebagai pemegang saham PT Toyota Astra Motor ("TAM"), menandatangani Nota Kesepahaman untuk reorganisasi usaha TAM menjadi dua perusahaan terpisah yang masing-masing bergerak dalam bidang manufaktur dan distribusi.

Sesuai dengan rencana reorganisasi TAM tersebut, TMC akan menjadi pemegang saham mayoritas yang memiliki 95% saham perusahaan manufaktur untuk mengembangkan operasi perusahaan manufaktur tersebut sebagai pusat produksi dan pemasok global kendaraan serba guna dan mesin berbahan bakar bensin.

b. Business restructuring

PT Astra Daihatsu Motor

On 30 August 2002, Daihatsu Motor Corporation ("DMC") contributed capital of approximatelly Rp 427.5 billion to Astra Daihatsu Motor ("ADM") to improve ADM performance in production and distribution as part of an agreement between shareholders of ADM. As a result of the capital contribution, DMC's ownership in ADM incresed from 40.00% to 61.75% and the Company's ownership decreased from 50.00% to 31.87% Nichimen Corporation's ownership also decreased from 10.00% to 6.38%

The Company will continue to play its role as the distributor of Daihatsu vehicles in Indonesia and will be supported by stronger collaboration with DMC.

PT Astra Otoparts Tbk

On 13 December 2002, PT Astra Otoparts Tbk ("AOP"), a subsidiary, and Toyoda Gosei Co., Ltd., Japan, established PT Toyoda Gosei Safety Systems Indonesia ("TGSI") which will manufacture and market automotive steering wheels. The deed of establishment was approved by the Minister of Justice and Human Rights on 16 January 2003. AOP subcribed and paid-up 3,000 TGSI's shares (20% ownership interest) for US$ 300 thousand.

PT Toyota Astra Motor

On 20 February 2003, the Company and Toyota Motor Corporation ("TMC"), as the shareholders of PT Toyota Astra Motor ("TAM"), entered into a Memorandum of Understanding in respect of the reorganisation of TAM into separate manufacturing and distribution entities.

Under the planned reorganisation of TAM, TMC intends to acquire a majority stake of 95% in the manufacturing entity to enhance its operations as a global production, supply and export center of multipurpose vehicles and their gasoline engines.

(Expressed in millions of Rupiah)

b. Deposito berjangka dan *call deposit*

b. Time and call deposits

	2003	2002	
Pihak ketiga:			*Third parties:*
Rupiah:			*Rupiah:*
PT Bank Permata Tbk	359,669	263,749	*PT Bank Permata Tbk*
PT Bank Negara Indonesia (Persero) Tbk	324,127	178,207	*PT Bank Negara Indonesia (Persero) Tbk*
PT Sanwa Indonesia Bank	248,900	1,300	*PT Sanwa Indonesia Bank*
The Sumitomo Bank, Ltd.	184,267	-	*The Sumitomo Bank, Ltd.*
PT Bank Tabungan Negara (Persero)	145,085	29,735	*PT Bank Tabungan Negara (Persero)*
PT Bank Niaga Tbk	100,250	18,000	*PT Bank Niaga Tbk*
ABN-AMRO Bank, N.V.	82,151	53,016	*ABN-AMRO Bank, N.V.*
PT Bank Rakyat Indonesia (Persero)	75,809	40,718	*PT Bank Rakyat Indonesia (Persero)*
PT Bank International Indonesia Tbk	65,393	12,553	*PT Bank International Indonesia Tbk*
PT Bank Danamon Indonesia Tbk	50,873	51,768	*PT Bank Danamon Indonesia Tbk*
PT Bank Bukopin	50,200	33,250	*PT Bank Bukopin*
PT Bank Mandiri (Persero)	41,750	70,850	*PT Bank Mandiri (Persero)*
Standard Chartered Bank	33,699	58,019	*Standard Chartered Bank*
Lain-lain (masing-masing di bawah Rp 50 miliar)	154,185	100,055	*Others (below Rp 50 billion each)*
	1,916,358	911,220	
Mata uang asing:			*Foreign currencies:*
ABN-AMRO Bank, N.V.	1,183,704	205,065	*ABN-AMRO Bank, N.V.*
PT Bank Danamon Indonesia Tbk	339,912	305,979	*PT Bank Danamon Indonesia Tbk.*
PT Bank Mandiri (Persero)	251,855	125,463	*PT Bank Mandiri (Persero)*
PT Bank Negara Indonesia (Persero) Tbk	150,513	23,667	*PT Bank Negara Indonesia (Persero)* Tbk
PT Bank Permata Tbk	145,439	260,882	*PT Bank Permata Tbk*
PT Bank Daiwa Perdania	138,074	-	*PT Bank Daiwa Perdania*
PT Sanwa Indonesia Bank	97,231	72,413	*PT Sanwa Indonesia Bank*
The Sumitomo Bank, Ltd.	94,612	-	*The Sumitomo Bank, Ltd.*
PT Bank Niaga Tbk	92,534	-	*PT Bank Niaga* Tbk
PT Bank International Indonesia Tbk	17,370	67,234	*PT Bank International Indonesia* Tbk
The Bank of Tokyo - Mitsubishi, Ltd	7,449	135,170	*The Bank of Tokyo - Mitsubishi, Ltd.*
JP Morgan Chase Bank	-	146,504	*JP Morgan Chase Bank.*
Lain-lain (masing-masing di bawah Rp 50 miliar)	101,901	128,484	*Others (below Rp 50 billion each)*
	2,620,594	1,470,861	
	4,536,952	2,382,081	

c. Kas dan deposito berjangka yang dibatasi penggunaannya

Kas dan deposito berjangka yang dibatasi penggunaannya merupakan kas dan deposito yang berasal dari:

c. Restricted cash and time deposits

Restricted cash and time deposits represent cash and time deposits from:

(Expressed in millions of Rupiah)

5. PIUTANG USAHA / *5. TRADE RECEIVABLES*

	2003	2002	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25e)	253,432	223,496	*Related parties: (refer to Note 25e)*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(9,880)	(6,862)	*Provision for doubtful accounts*
	243,552	216,634	
Pihak ketiga:			*Third parties:*
Rupiah	1,500,753	1,665,313	*Rupiah*
Mata uang asing	143,211	173,642	*Foreign currencies*
	1,643,964	1,838,955	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(35,240)	(25,733)	*Provision for doubtful accounts*
	1,608,724	1,813,222	
	1,852,276	2,029,856	

Umur piutang usaha, adalah sebagai berikut:

The ageing of trade receivables is as follows:

	2003	2002	
Belum jatuh tempo	1,309,964	1,539,547	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	364,937	330,817	*1- 30 days*
31 - 60 hari	133,454	97,463	*31 - 60 days*
61 - 90 hari	25,300	49,294	*61 - 90 days*
Lebih dari 90 hari	63,741	45,330	*over 90 days*
	1,897,396	2,062,451	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(45,120)	(32,595)	*Provision for doubtful accounts*
	1,852,276	2,029,856	

Mutasi penyisihan piutang ragu-ragu adalah sebagai berikut:

The movement of the provision for doubtful accounts is as follows:

	2003	2002	
Saldo awal	44,780	44,104	*Beginning balance*
Tambahan penyisihan	616	158	*Increase in provision*
Penghapusan piutang	(342)	(466)	*Write off*
Lain-lain	66	(11,201)	*Others*
Saldo akhir	45,120	32,595	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu tersebut cukup untuk menutup kerugian dari tidak tertagihnya piutang usaha di kemudian hari.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of receivables.

Pada tanggal 31 Maret 2003, piutang usaha sejumlah Rp 259,3 miliar digunakan sebagai jaminan untuk pinjaman tertentu (lihat Catatan 12 dan 15d).

As at 31 March 2003, trade receivables amounting to Rp 259.3 billion are used as collateral for certain loans (refer to Notes 12 and 15d).

(Expressed in millions of Rupiah)

Mutasi penyisihan persediaan usang dan tidak lancar adalah sebagai berikut:

The movement of the provision for obsolete and slow moving inventory is as follows:

	2003	2002	
Saldo awal	46,444	49,949	*Beginning balance*
Tambahan penyisihan	412	665	*Increase in provision*
Penghapusan	(191)	-	*Write off*
Saldo akhir	46,665	50,614	*Ending balance*

7. PIUTANG DAN HUTANG DERIVATIF

7. *DERIVATIVE RECEIVABLES AND PAYABLES*

Rincian/*Details*	2003			
	Jumlah Nosional/ *Aggregate Notional amount*		Piutang derivatif/ *Derivative receivables*	Hutang derivatif*/ *Derivative payables* *
Kontrak dalam US$/*Contracts in US$*	US$	77,278,000	306,192	22,658
Kontrak dalam JPY/*Contracts in JPY*	JPY	2,495,284,000	28	2,737
Kontrak dalam EUR/*Contracts in EUR*	EUR	4,500,000	389	-
			306,609	25,395
Jangka pendek/*Current*			(305,809)	(20,316)
Jangka panjang/*Non-current*			800	5,079

* Hutang derivatif disajikan sebagai bagian hutang lain-lain/*Derivative payables are presented under other payables.*

Rincian/*Details*	2002			
	Jumlah Nosional/ *Aggregate Notional amount*		Piutang derivatif/ *Derivative receivables*	Hutang derivatif*/ *Derivative Payables* *
Kontrak dalam US$/*Contracts in US$*	US$	161,780,279	570,439	22,877
Kontrak dalam JPY /*Contracts in JPY*	JPY	700,000,000	-	569
Kontrak dalam EUR/*Contracts in EUR*	EUR	5,550,000	-	172
			570,439	23,618
Jangka pendek/*Current*			(284,628)	(23,618)
Jangka panjang/*Non-current*			285,811	-

* Hutang derivatif disajikan sebagai bagian hutang lain-lain/*Derivative payables are presented under other payables.*

Pihak lawan dalam kontrak tersebut diatas meliputi Credit Suisse First Boston International, Sumitomo Bank, Hongkong Shanghai Banking Corp., Mizuho Corporate Bank, UBS Singapore, Citibank N.A, Standard Chartered Bank, dan JP Morgan Chase.

Counterparties for the above contracts include Credit Suisse First Boston International, Sumitomo Bank, Hongkong Shanghai Banking Corp., Mizuho Corporate Bank, UBS Singapore, Citibank N.A, Standard Chartered Bank, and JP Morgan Chase.

(Expressed in millions of Rupiah)

	2003	2002	
Pajak Penjualan Barang Mewah	183,842	151,889	*Luxury Sales Tax*
Pajak Pertambahan Nilai	28,855	169,164	*Value Added Tax*
Pajak Bumi dan Bangunan	2,515	2,389	*Land and Buildings Tax*
	427,608	517,314	
	446,102	533,017	

c. (Beban)/manfaat pajak penghasilan — ***c. Income tax (expense)/benefit***

	2003	2002	
Operasi yang dilanjutkan			***Continuing operations***
Perseroan:			***The Company:***
Kini	-	-	*Current*
Tangguhan	(16,125)	(187,845)	*Deferred*
	(16,125)	(187,845)	
Anak Perusahaan:			***Subsidiaries:***
Kini	(234,144)	(153,200)	*Current*
Tangguhan	(22,662)	(62,494)	*Deferred*
	(256,806)	(215,694)	
Konsolidasian:			***Consolidated:***
Kini	(234,144)	(153,200)	*Current*
Tangguhan	(38,787)	(250,339)	*Deferred*
	(272,931)	(403,539)	
Operasi dalam penghentian			***Discontinuing operation***
Anak Perusahaan:			***Subsidiaries:***
Kini	-	-	*Current*
Tangguhan	-	2,330	*Deferred*
	-	2,330	
Konsolidasian:			***Consolidated:***
Kini	-	-	*Current*
Tangguhan	-	2,330	*Deferred*
	-	2,330	
Jumlah dari aktivitas normal:			***Total from normal activities:***
Jumlah beban pajak penghasilan	(272,931)	(401,209)	***Total income tax expense***
Dikurangi:			***Less:***
Beban pajak penghasilan - anak perusahaan	(256,806)	(213,364)	**Income tax expense - subsidiaries**
Beban pajak Penghasilan - Perseroan	(16,125)	(187,845)	**Income tax expense - *- the Company***

(Expressed in millions of Rupiah)

	2003	2002	
Jumlah beban pajak penghasilan - Perseroan	(16,889)	(187,845)	*Total income tax expense of the Company*
Dikurangi:			*Less:*
Beban pajak penghasilan dari pendapatan luar biasa Perseroan	764	-	*Income tax expense from extraordinary income of the Company*
Beban pajak penghasilan Perseroan dari aktivitas normal	(16,125)	(187,845)	*Income tax expense of the Company from normal activity*
Jumlah beban pajak penghasilan anak perusahaan	(256,806)	(213,364)	*Total income tax expense of subsidiaries*
Dikurangi:			*Less:*
Manfaat pajak penghasilan anak perusahaan dari aktivitas normal - operasi dalam penghentian	-	2,330	*Income tax benefit of the subsidiaries from normal activity - discontinuing operation*
Jumlah beban pajak penghasilan anak perusahaan dari aktivitas normal – operasi yang dilanjutkan	(256,806)	(215,694)	*Total income tax expense of subsidiaries from normal activity - continuing operation*

Rekonsilisi antara laba sebelum pajak dan laba luar biasa menurut laporan laba rugi konsolidasian, dengan laba pajak perseroan untuk periode yang berakhir pada tanggal-tanggal 31 Maret 2003 dan 2002 adalah sebagai berikut :

The reconciliation between profit before tax and extraordinary income as shown in the consolidated statements of income, and the company's tax income for the periods ended 31 March 2003 and 2002 is as follows :

	2003	2002	
Laba sebelum penyisihan pajak Perseroan	856,655	1,287,603	*Profit before provision for tax benefit attributable to the Company*
Koreksi positif:			***Positive corrections:***
Penyisihan kewajiban estimasian dan kewajiban lain-lain	24,218	-	*Provision for estimated and other liabilities*
Rugi atas penjualan saham yang diperdagangkan yang telah dikenakan pajak final	-	102,515	*Loss on sale of marketable securities already subjected to final tax*
Biaya bunga investasi	-	34,505	*Interest expense for investment*
Lain-lain (masing-masing di bawah Rp 10 miliar)	19,758	43,777	*Others (below Rp 10 billion each)*
	43,976	180,797	
Koreksi negatif:			***Negative corrections:***
Bagian laba bersih perusahaan asosiasi dan anak perusahaan, setelah amortisasi *goodwill*	(835,466)	(688,564)	*Equity in net income of associates and subsidiaries, net of goodwill amortisation*
Penghasilan bunga yang dikenakan pajak final	(18,963)	(20,709)	*Interest income subject to final tax*

(Expressed in millions of Rupiah)

d. Aktiva dan kewajiban pajak tangguhan / ***d. Deferred tax assets and liabilities***

	31/12/2002	Dibebankan ke laporan laba rugi/ *Charged to statement of income*	Lain-lain/ *Others*	31/03/2003	
Aktiva pajak tangguhan					*Deferred tax assets*
Perseroan:					*The Company:*
Akumulasi kerugian fiskal	697,975	(11,648)	-	686,327	*Accumulated tax losses*
Penyertaan	37,919	-	-	37,919	*Investments*
Penghasilan tangguhan	126,000	(5,250)	-	120,750	*Deferred income*
Biaya masih harus dibayar	57,623	(2,662)	-	54,961	*Accrued expenses*
Penyisihan atas piutang ragu-ragu	25,391	(14)	-	25,377	*Provision for doubtful accounts*
Penyisihan penurunan nilai atas investasi jangka pendek	1,026	14	-	1,040	*Provision for decline in the value of short term investments*
Penyisihan atas persediaan usang dan tidak lancar	2,295	(13)	-	2,282	*Provision for slow moving and obsolete inventory*
Biaya tangguhan	194	(95)	-	99	*Deferred charges*
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(38,766)	473	-	(38,293)	*Difference between commercial and tax fixed assets' net book value*
Kewajiban diestimasi untuk uang jasa karyawan	13,362	2,306	-	15,668	*Provision for employee entitlements*
	923,019	(16,889)	-	906,130	
Aktiva pajak tangguhan anak perusahaan, bersih	376,662	(17,981)	56	358,737	***Deferred tax assets of subsidiaries, net***
	1,299,681	(34,870)	56	1,264,867	
Kewajiban pajak tangguhan anak perusahaan, bersih	(181,049)	(4,681)	-	(185,730)	***Deferred tax liabilities of subsidiaries, net***

	31/12/2001	Dibebankan ke laporan laba rugi/ *Charged to statement of income*	Lain-lain *Others*	31/03/2002	
Aktiva pajak tangguhan					*Deferred tax assets*
Perseroan:					*The Company:*
Akumulasi kerugian fiskal	935,286	(177,625)	-	757,661	*Accumulated tax losses*
Penyertaan	368,755	10,351	-	379,106	*Investments*
Penghasilan tangguhan	147,000	(5,250)	-	141,750	*Deferred income*
Biaya masih harus dibayar	74,908	(2,287)	-	72,621	*Accrued expenses*
Hutang lain-lain	12,480	(894)	-	11,586	*Other payables*
Penyisihan atas piutang	28,712	(274)	-	28,438	*Provision for doubtful accounts*
Penyisihan penurunan nilai atas investasi jangka pendek	13,704	(12,776)	-	928	*Provision for decline in the value of short term investments*
Penyisihan atas persediaan usang dan tidak lancar	2,229	(1)	-	2,228	*obsolete inventory*
Biaya tangguhan	344	(38)	-	306	*Deferred charges*
Perbedaan antara nilai buku bersih aktiva tetap komersial dan fiskal	(40,614)	1,160	-	(39,454)	*Difference between commercial and tax fixed assets' net book value*
Kewajiban diestimasi untuk manfaat karyawan	10,201	(211)	-	9,990	*Provision for employee entitlements*
	1,553,005	(187,845)	-	1,365,160	
Aktiva pajak tangguhan anak perusahaan, bersih	406,399	(25,455)	(7,288)	373,656	***Deferred tax assets of subsidiaries, net***
	1,959,404	(213,300)	(7,288)	1,738,816	
Kewajiban pajak tangguhan anak perusahaan, bersih	(157,594)	(34,709)	-	(192,303)	***Deferred tax liabilities of subsidiaries, net***

(Expressed in millions of Rupiah)

	2003	2002	
Piutang pembiayaan konsumen	3,321,510	2,643,558	*Consumer financing receivables*
Investasi bersih dalam sewa guna usaha	1,966	21,913	*Net investment in direct financing leases*
	3,323,476	2,665,471	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(250,040)	(202,197)	*Provision for doubtful accounts*
	3,073,436	2,463,274	

a. Piutang pembiayaan konsumen

a. Consumer financing receivables

Rincian piutang pembiayaan konsumen adalah sebagai berikut:

Details of consumer financing receivables are as follows:

	2003	2002	
Piutang pembiayaan konsumen	12,564,576	9,920,152	*Consumer financing receivables*
Pembiayaan bersama	(7,482,097)	(6,095,540)	*Joint financing*
Pendapatan pembiayaan konsumen yang ditangguhkan	(1,760,969)	(1,181,054)	*Unearned consumer financing income*
	3,321,510	2,643,558	
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(249,499)	(188,455)	*Provision for doubtful accounts*
	3,072,011	2,455,103	

Rincian piutang pembiayaan konsumen yang diklasifikasikan sesuai periode jatuh temponya adalah sebagai berikut:

A schedule of consumer financing receivables, classified according to period of maturity, is as follows:

	2003	2002	
Dalam 1 tahun	7,355,229	5,928,413	*Within 1 year*
Lebih dari 1 tahun	5,209,347	3,991,739	*More than 1 year*
	12,564,576	9,920,152	

Pada tanggal 31 Maret 2003, piutang pembiayaan konsumen sejumlah Rp 1,48 triliun digunakan sebagai jaminan untuk pinjaman bank yang diterima oleh anak perusahaan tertentu yang bergerak di bidang jasa keuangan (lihat Catatan 12, 15d dan 16b).

As at 31 March 2003, consumer financing receivables amounting to Rp 1.48 trillion are used as collateral for loans obtained by certain financial services subsidiaries (refer to Notes 12, 15d and 16b).

(Expressed in millions of Rupiah)

c. Rincian piutang pembiayaan menurut umur / *c. Ageing schedule of financing receivables*

	2003	2002	
Piutang pembiayaan konsumen	12,564,576	9,920,152	*Consumer financing receivables*
Piutang sewa guna usaha	2,219	23,651	*Lease receivables*
	12,566,795	9,943,803	

Rincian piutang pembiayaan menurut umur adalah sebagai berikut:

The ageing of financing receivables is as follows:

	2003	2002	
Belum jatuh tempo	12,440,050	9,815,425	*Current*
Lewat jatuh tempo:			*Overdue:*
1 - 30 hari	78,986	55,020	*1 - 30 days*
31 - 60 hari	19,169	7,219	*31 - 60 days*
Lebih dari 60 hari	28,590	66,139	*Over 60 days*
	12,566,795	9,943,803	

Mutasi penyisihan piutang ragu-ragu adalah sebagai berikut:

The movement of the provision for doubtful accounts is as follows:

	2003	2002	
Saldo awal	253,865	202,828	*Beginning balance*
Tambahan penyisihan	24,838	6,173	*Increase in provision*
Penghapusan piutang	(27,616)	(6,517)	*Write off*
Lain-lain	(1,047)	(287)	*Others*
Saldo akhir	250,040	202,197	*Ending balance*

Manajemen berkeyakinan bahwa penyisihan piutang ragu-ragu yang ada cukup untuk menutup kemungkinan tidak tertagihnya piutang pembiayaan.

Management believes that the provision for doubtful accounts is adequate to cover possible losses on non-collection of financing receivables.

10. INVESTASI PADA PERUSAHAAN ASOSIASI / *10. INVESTMENTS IN ASSOCIATES*

	2003					
Investee	% pemilikan/ *% of ownership* 31/03/2003	31/12/2002	Laba/(rugi) bersih/*Net income/(loss)*	Dividen/ *Dividends*	Lain-lain/ *Others*	31/03/2003
Otomotif/*Automotive*						
PT Astra Honda Motor	50.00	1,886,366	320,481	-	-	2,206,847
PT Astra Daihatsu Motor	31.87	318,254	944	-	-	319,198
PT GS Battery Inc.	43.66	125,050	7,399	-	-	132,449
PT Kayaba Indonesia	43.66	124,860	11,893	-	-	136,753
PT Denso Indonesia Corporation	22.40	94,036	7,160	-	-	101,196
Lain-lain (dibawah Rp 50 miliar)/ *Others (belows Rp 50 billion each)*		135,802	7,031	-	47	142,880
		2,684,368	354,908	-	47	3,039,323
Jasa keuangan/*Financial service*		44,598	(11,281)	-	29,169	62,486
Alat-alat berat/*Heavy equipment*						
PT United Tractor Tbk	50.00	544,305	40,673	-	(6,199)	578,779

(Expressed in millions of Rupiah)

lembar saham AAF senilai Rp 11,46 miliar kepada PT Sedaya Pratama ("SP") yang mencerminkan 14% kepemilikan. Dari total pelepasan tersebut, ADM membukukan Laba atas Penjualan investasi sebesar Rp 2,2 miliar dan mengakibatkan jumlah kepemilikan ADM di AAF turun menjadi 10% dari 35%. Sedangkan kepemilikan ASF dan SP di AAF masing-masing menjadi 25% dan 14%.

amount of Rp 11.46 billion to PT Sedaya Pratama ("SP") which represents 14% interest. From this disposal, ADM recorded Gain on Sale of investment amounted Rp 2.2 billion and resulting a decrease of ADM's interest in AAF decreased to 10% from 35%. While ASF's and SP's interest in AAF became 25% and 14% respectively.

Per tanggal 31 Maret 2003, penyertaan Perseroan pada PT Astra Honda Motor dan PT United Tractors Tbk dengan nilai buku sebesar Rp 2,79 triliun (2002: Rp 1,57 triliun) digunakan sebagai jaminan untuk pinjaman dan obligasi Perseroan yang telah direstrukturisasi (lihat Catatan 15a).

As at 31 March 2003, investments owned by the Company in PT Astra Honda Motor and PT United Tractors Tbk with a net book value of Rp 2.79 trillion (2002: Rp 1.57 trillion) are used as collateral for the Company's restructured debt (refer to Note15a).

PIN mempunyai perjanjian Kerja Sama Operasi ("KSO") dengan Telkom untuk wilayah Sumatera. Pada tanggal 19 April 2002 Astratel, anak perusahaan yang seluruh sahamnya dimiliki, dan Telkom menandatangani Perjanjian Pembelian dan Penjualan Bersyarat mengenai rencana akuisisi seluruh saham PIN oleh Telkom (lihat Catatan 27k). Pada tanggal 17 September 2002, Astratel telah menjual 30% dari 35% saham PIN yang dimilikinya ke Telkom sehingga kepemilikan Astratel pada PIN turun menjadi 24,5% (lihat Catatan 3a dan 27k).

PIN has a Joint Operating Scheme agreement ("KSO") with Telkom covering Sumatera. On 19 April 2002, Astratel a wholly owned subsidiary, and Telkom entered into a Conditional Sale and Purchase Agreement in respect of the proposed acquisition of all of PIN's shares by Telkom (refer to Note 27k). On 17 September 2002, Astratel sold 30% of its 35% interest in PIN to Telkom, which resulted in a decrease in Astratel's ownership in PIN to 24.5% (refer to Notes 3a and 27k).

Pada tanggal 19 Agustus 2002, Perseroan telah melepas kepemilikannya pada SLJ (lihat Catatan 3a), yang memiliki investasi pada perusahaan asosiasi untuk bisnis perkayuan.

On 19 August 2002, the Company disposed of its investment in SLJ (refer to Note 3a), which held the investments in associates for the wood-based business.

11. AKTIVA TETAP

11. FIXED ASSETS

	2003				
	Saldo awal/ *Beginning balance*	Penambahan dan reklasifikasi/ *Additions and reclassifications*	Pengurangan dan reklasifikasi/ *Disposals and reclassifications*	Saldo akhir/ *Ending balance*	
Harga Perolehan / Nilai Revaluasi					*Acquisition Cost/ Revalued Amount*
Tanah	1,582,575	5,448	(668)	1,587,355	*Land*
Bangunan dan prasarana	2,101,800	39,228	(9,291)	2,131,737	*Buildings and buildings improvements*
Mesin dan peralatan	3,162,925	206,592	(156,893)	3,212,624	*Machinery and equipment*
Alat-alat pengangkutan	975,810	81,167	(19,865)	1,037,112	*Transportation equipment*
Perabot dan peralatan kantor	744,821	23,720	(9,871)	758,670	*Furniture and office equipment*
Tanaman menghasilkan	1,337,538	3,556	-	1,341,094	*Mature plantations*
Aktiva sewa guna usaha	77,890	5,352	-	83,242	*Assets under finance leases*

(Expressed in millions of Rupiah)

	2002				
	Saldo awal/ *Beginning balance*	Penambahan dan reklasifikasi/ *Additions and reclassifications*	Pengurangan dan reklasifikasi/ *Disposals and reclassifications*	Saldo akhir/ *Ending balance*	
Akumulasi Penyusutan					*Accumulated Depreciation*
Tanah	(10,024)	(187)	113	(10,098)	*Land*
Bangunan dan prasarana	(700,413)	(40,475)	1,928	(738,960)	*Buildings and buildings improvements*
Mesin dan peralatan	(2,331,779)	(91,623)	10,881	(2,412,521)	*Machinery and equipment*
Alat-alat pengangkutan	(243,765)	(30,314)	15,480	(258,599)	*Transportation equipment*
Perabot dan peralatan kantor	(306,525)	(14,436)	2,044	(318,917)	*Furniture and office equipment*
Tanaman menghasilkan	(236,339)	(16,719)	-	(253,058)	*Mature plantations*
Aktiva sewa guna usaha	(15,988)	(5,570)	-	(21,558)	*Assets under finance leases*
Alat-alat berat yang disewakan	(7,149)	(412)	449	(7,112)	*Equipment for lease*
	(3,851,982)	(199,736)	30,895	(4,020,823)	
Nilai Buku Bersih	7,052,594			7,028,592	*Net Book Value*

Rincian laba penjualan aktiva tetap adalah sebagai berikut:

Details of the gain from disposal of fixed assets is follows:

	2003	2002	
Harga jual	40,393	22,163	*Proceeds*
Nilai buku	(14,039)	(5,418)	*Net book value*
Laba	26,354	16,745	*Gain*

Penyusutan sejumlah Rp 183,63 miliar (2002: Rp 190,68 miliar) telah dibebankan pada usaha dan dialokasikan sebagai berikut:

Depreciation of Rp 183.63 billion (2002: Rp 190.68 billion) was charged to operations and allocated as follows:

	2003	2002	
Beban pokok penghasilan	132,927	145,095	*Cost of revenues*
Beban usaha	50,702	45,588	*Operating expenses*
	183,629	190,683	

Jumlah beban bunga yang dikapitalisasi ke dalam aktiva tetap sejumlah Rp nihil (2002: Rp 2 juta)

Total interest expense capitalised to fixed assets amounted to Rp nil (2002: Rp 2 million)

Sebagian hak atas tanah sedang dalam proses pengurusan balik nama menjadi atas nama Perseroan dan anak perusahaan.

The Company and certain subsidiaries are in the process of transferring the title of certain land rights to their name.

Hak atas tanah Perseroan adalah berupa Sertifikat Hak Guna Bangunan yang habis masa berlakunya antara tahun 2003 – 2031.

The Company's land has "Hak Guna Bangunan" titles which expire between 2003 – 2031.

(Expressed in millions of Rupiah)

	2003	2002	
Euro Eropa			*European Euros*
PT Bank Danamon Indonesia Tbk	13,599	-	*PT Bank Danamon Indonesia Tbk*
PT Bank Permata Tbk	-	24,823	*PT Bank Permata Tbk*
PT Bank Central Asia Tbk	-	9,410	*PT Bank Central Asia Tbk*
	13,599	34,233	
	1,543,286	1,773,269	

Pinjaman jangka pendek di atas dibebani suku bunga tahunan sebagai berikut:

The above short-term loans attracted interest at the following annual rates:

	2003	2002	
US$	2.17% - 2.72%	3.75% - 3.75%	*US$*
Rupiah	13.08%-22.15%	18.30% - 22.00%	*Rupiah*
JPY	0.84%-2.35%	0.84% - 0.98%	*JPY*

Pinjaman jangka pendek sejumlah EUR 1,41 juta, JPY 8,42 miliar dan Rp 807,06 miliar pada tanggal 31 Maret 2003 dijamin dengan deposito berjangka, piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap yang dimiliki anak perusahaan serta jaminan para pemegang saham asing dari anak perusahaan tersebut (lihat Catatan 4, 5, 6, 9 dan 11).

Short-term loans amounting to EUR 1.41 million, JPY 8.42 billion and Rp 807.06 billion as at 31 March 2003 are secured by time deposits, trade receivables, inventories, financing receivables, fixed assets of subsidiaries and guarantees issued by the foreign shareholders of those subsidiaries (refer to Notes 4, 5, 6, 9 and 11).

Deposito berjangka yang dijaminkan untuk pinjaman bank diatas disajikan sebagai "Kas dan deposito yang dibatasi penggunaannya" pada neraca konsolidasian (lihat Catatan 4c).

Time deposits which are secured for the above loans are presented as "Restricted cash and time deposits" on the consolidated balance sheets (refer to Note 4c).

PT Federal Izumi Manufacturing ("FIM"), anak perusahaan dari PT Astra Otoparts Tbk ("AOP"), belum membayar pokok pinjaman dari "revolving credit" dan pinjaman modal kerja yang jatuh tempo pada tanggal masing-masing 29 Maret 2002 dan 8 Mei 2002 sejumlah US$ 6 juta dan US$ 0,5 juta. FIM juga belum memenuhi rasio keuangan seperti yang tercantum dalam perjanjian restrukturisasi hutang. Pada tanggal laporan ini, FIM masih bernegosiasi untuk restrukturisasi atas hutang banknya.

PT Federal Izumi Manufacturing ("FIM"), a subsidiary of PT Astra Otoparts Tbk ("AOP"), has not paid the principal of revolving credit and working capital loans which were due on 29 March 2002 and 8 May 2002, respectively amounting to US$ 6 million and US$ 0.5 million. Further, FIM has not complied with the financial ratios as stipulated in the loan restructuring agreement. At the date of this report, FIM is still negotiating with the bank for a rescheduling of the loans.

13. HUTANG USAHA / *13. TRADE PAYABLES*

	2003	2002	
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25h)	1,005,444	1,054,658	*Related parties (refer to Note 25h)*
Pihak ketiga:			*Third parties:*
Rupiah	1,159,319	928,405	*Rupiah*
Mata uang asing	115,113	287,302	*Foreign currencies*
	1,274,432	1,215,707	

15. HUTANG BANK DAN PINJAMAN LAIN-LAIN JANGKA PANJANG / *15. LONG-TERM BANK AND OTHER LOANS*

	2003	2002	
Pinjaman hasil restrukturisasi	4,522,284	6,833,525	*Restructured loans*
Pinjaman bank lainnya	760,217	1,017,336	*Other bank loans*
Pinjaman dari pihak yang mempunyai hubungan istimewa	685,762	1,049,361	*Related party loans*
	5,968,263	8,900,222	
Dikurangi:			*Less:*
Bagian jatuh tempo dalam waktu satu tahun	(1,308,592)	(2,732,074)	*Current maturities*
Bagian jangka panjang	4,659,671	6,168,148	*Long-term portion*

a. Pinjaman hasil restrukturisasi / *a. Restructured loans*

	2003	2002	
Perseroan	3,577,425	4,456,725	*The Company*
Anak perusahaan	944,859	2,376,800	*Subsidiaries*
	4,522,284	6,833,525	

Perseroan

Pada tanggal 30 Juni 1999, Perseroan berhasil merestrukturisasi pinjamannya diluar hutang usaha yang berlaku efektif sejak 1 Januari 1999. Sebagai hasilnya, pada Tanggal Penutupan (30 Juni 1999), perjanjian pinjaman baru yang disetujui dengan para kreditur terkait adalah sebagai berikut:

The Company

On 30 June 1999, the Company successfully concluded a restructuring of non-trade related debts effective on 1 January 1999. As a result, on the Closing Date (30 June 1999), new financing agreements were concluded with all of the affected creditors as follows:

	Seri I/ *Series I*	Seri II/ *Series II*	Seri III/ *Series III*	
Tranche A (dalam ribuan US Dolar):				*Tranche A (in thousands of US Dollars):*
Pinjaman	118,930	413,269	17,853	*Loans*
Obligasi	81,070	281,779	82,147	*Bonds*
	200,000	695,048	100,000	
Tranche B (dalam jutaan Rupiah):				*Tranche B (in millions of Rupiah):*
Pinjaman	104,760	434,698	27,680	*Loans*
Obligasi	94,100	384,583	71,790	*Bonds*
	198,860	819,281	99,470	

(Expressed in millions of Rupiah)

Keterangan/ *Description*	Seri II/ *Series II*	Seri III/ *Series III*
Jangka waktu/ *Term*	Diperpanjang dari 30 Juni 2005 menjadi 30 Juni 2006 dengan hak opsi apabila Perseroan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee*/ *Extended initially from 30 June 2005 to 30 June 2006. If the Company is not able to repay its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturity is extended an extention fee will apply.*	Tetap sampai dengan 30 Juni 2006 dengan hak opsi apabila Perseroaan tidak dapat memperoleh pembiayaan pengganti maka jangka waktu dapat diperpanjang sampai dengan 30 Juni 2009. Jika jatuh tempo diperpanjang maka akan diberlakukan *extention fee.* / *Unchanged(i.e. 30 June 2006). If the Company does not refinance its debt in 2006, the Company has the option to extend the final maturity date to 30 June 2009. If the maturiy is extended an extention fee were apply.*
Tingkat bunga/ *Interest rate*	US$ SIBOR + margin atau Reference Rate Rupiah + margin/ *US$ SIBOR + margin or Rupiah Reference Rate + margin*	6,5% untuk Tranche A dan 15,0% untuk Tranche B. Apabila tanggal jatuh tempo terakhir diperpanjang menjadi 30 Juni 2009, maka sejak tanggal 30 Juni 2006 tingkat bunga yang berlaku sama dengan interest yang berlaku untuk Seri II./ *6.5% on Tranche A and 15% on Tranche B. If the final maturity date is extended to 30 June 2009, starting on 30 June 2006 interest shall accrue at the same rate as Series II debt.*
Margin/ *Margin*	2003 – 3,25% 2004 – 3,50% 2005 – 3,75% 2006 – 4,00% 2007 – 4,25% 2008 – 4,50% 2009 – 4,75%	Berlaku setelah 30 Juni 2006/ *Effective starting 30 June 2006*: 2006 – 4,00% 2007 – 4,25% 2008 – 4,50% 2009 – 4,75%
Penyesuaian margin/ *Margin adjustment*	Penyesuaian secara terbatas bagi penurunan margin yang memungkinkan pemotongan pajak penghasilan dan *gross-up* bunga Tranche A, yang dibayar penuh berdasarkan margin yang lebih rendah tersebut. Dikompensasi dengan penyesuaian kenaikan margin pada saat Tranche A jatuh tempo atau sebelum *Release Date*/ *Limited downward adjustment to margin to allow withholding tax and gross-up on Tranche A interest to be paid in full on the basis of the lower margin. Compensated by upward adjustment in margin either at maturity of Tranche A or before the Release Date.*	Tidak ada/ *None*
Pembayaran bunga/ *Interest payment*	Setiap tiga bulan/ *Quarterly basis*	Pada saat jatuh tempo tanggal 30 Juni 2006. Apabila tanggal jatuh tempo diperpanjang menjadi 30 Juni 2009, maka bunga sampai dengan 30 Juni 2006 akan dikapitalisasi ke pokok pinjaman dan mulai 30 September 2006, bunga akan dibayar setiap tiga bulan./ *At maturity on 30 June 2006. If the final maturity date is extended to 30 June 2009, all interest accrued to 30 June 2006 shall be capitalised to principal, and starting 30 September 2006, the interest shall be paid on a quarterly basis.*

(Expressed in millions of Rupiah)

Keterangan/ *Description*	Seri II/ *Series II*	Seri III/ *Series III*
Jenis *Rights*/ *Rights characteristics*	Tidak ada/ *None*	Dapat diperdagangkan setelah Tanggal Penutupan restrukturisasi pinjaman tahun 1999 dan dapat dieksekusi dengan harga sebesar Rp 500 (Rupiah penuh) per right pada setiap saat setelah Tanggal Penutupan restrukturisasi pinjaman tahun 1999 dan sebelum 31 Desember 2003, dan tidak berlaku apabila *rights* telah kadaluarsa. Dana pelunasan yang diperoleh dari penerimaan pelaksanaan *rights* dapat digunakan sebagai jaminan dan untuk pembelian kembali pinjaman Seri III/ *Can be traded after the Closing Date of debt restructuring 1999 and exercisable at Rp 500 (full Rupiah) per right at any time after the Closing Date of debt restructuring 1999 and prior to 31 December 2003, and will no longer be valid when the rights expire. Sinking fund established from the proceeds of the rights exercised will stand as security for, and a partial payment of Series III.*

Restrukturisasi Hutang tahun 2002 juga mencakup persyaratan sebagai berikut:

- Pembayaran *restructuring fee* dimuka pada Tanggal Restrukturisasi kepada *"Secured Creditors"* sebesar 0,25% dari total Seri II Tranche A dan Tranche B yang masih belum dibayar pada tanggal restrukturisasi dan total Seri III Tranche A dan Tranche B yang akan terhutang per tanggal 30 Juni 2006. *Fee* ini akan dibayarkan secara pro rata kepada seluruh kreditur.
- Jika Perseroan tidak dapat membiayai kembali hutangnya pada tahun 2006, Perseroan memiliki opsi untuk memperpanjang tanggal jatuh tempo terakhir hutang Seri II dan Seri III menjadi 30 Juni 2009, dengan ketentuan bahwa *extention fee* sebesar 1,125% dari jumlah terhutang untuk Seri II dan Seri III pada tanggal 30 Juni 2006 dibayarkan kepada seluruh kreditur secara prorata.
- Pembentukan *Supplementary bank accounts*, yang terdiri dari:
  - *Equity account* untuk menampung dana hasil dari penerbitan saham baru
  - *Asset Sales account* untuk menampung proporsi dana hasil penjualan aktiva Perseroan.

Cash sweep mechanism tidak diberlakukan pada dana yang terdapat dalam *Supplementary accounts*

The 2002 Debt Rustructuring also includeds the following terms and conditions:

- *Upfront restructuring fee paid on the Restructuring Date to the "Secured Creditors" equal to 0.25% of the total Series II Tranche A and Tranche B outstandings as at the Restructuring Date and the total Series III Tranche A and Tranche B outstandings debt anticipated as at 30 June 2006. The fee paid was distributed pro rata among the holders of such Series.*
- *If the Company is not able to refinance its debt in 2006, the Company has the option to extend the final maturity date for Series II debt and Series III debt to 30 June 2009, provided that an extension fee of 1.125% of the total outstanding debt under Series II and Series III as at 30 June 2006 is paid to all creditors on a prorata basis.*
- *Establishment of Supplementary bank accounts, which consist of:*
  - *An equity account which can only be funded from the net proceeds of any equity issue*
  - *An asset Sales account which can only be funded from the net proceeds from assets sales.*

The cash sweep mechanism will not apply to the Supplementary accounts.

(Expressed in millions of Rupiah)

(ii) Setelah 30 Juni 2006, apabila tanggal jatuh tempo terakhir untuk Seri II dan III diperpanjang menjadi 30 Juni 2009 maka:
   a) 50% akan dipakai untuk pembayaran Seri II dan III sesuai dengan jadwal amortisasi dan, apabila sudah nil, dipakai untuk melakukan pembayaran sesuai dengan urutan jatuh tempo dan seterusnya; dan
   b) 50% akan dipakai untuk pembayaran Seri II dan III sesuai dengan jadwal pembayaran untuk 2009, secara pro rata untuk Seri II dan III dan, apabila sudah nil, dipakai untuk pembayaran sesuai dengan urutan terbalik dari jatuh tempo dan seterusnya.

- Sebelum *Release Date*, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 10% dari laba setelah pajak, tidak termasuk pendapatan luar biasa, dan setelah *Release Date*, Perseroan diperkenankan untuk membayar dividen setinggi-tingginya 50% dari laba setelah pajak, tidak termasuk pendapatan luar biasa, dan berlaku apabila tidak terjadi keadaan *Defaults*.

- Jumlah maksimum per tahun yang diperbolehkan untuk pembelian barang modal akan ditingkatkan dari US$ 15 juta per tahun saat ini menjadi US$ 20 juta per tahun, kecuali untuk tahun 2003 dimana pengeluaran barang modal yang diperbolehkan adalah US$ 42 juta. Perseroan dapat menggunakan dana pembelian barang modal yang tidak digunakan untuk tahun berikutnya.

- Pembayaran atas kewajiban yang timbul dari Perjanjian Penjualan dan Pembelian Saham AAL (lihat Catatan 27b) yang akan jatuh tempo pada 15 Juni 2004 harus dibiayai (jika perlu) melalui penerbitan pinjaman seri II baru, yang akan diamortisasi sebagai berikut:
  2004 – 41,16%
  2005 – 13,08%
  2006 – 11,34%
  2007 – 11,36%
  2008 – 11,36%
  2009 – sisa jumlah pokok terhutang.

(ii) after 30 June 2006, if the Final Maturity Dates for Series II and III are extended to 30 June 2009 pursuant to the terms herein:
   a) 50% will be applied against the Series II and III amortisation payments scheduled for 2006, prorated to Series II and III and, if reduced to zero, against the next amortisation payment in chronological order of maturity and so on; and
   b) 50% will be applied against 2009 Series II and III repayments, prorated to Series II and III and, if reduced to zero, against subsequent repayments in inverse order of maturity.

- *Prior to the Release Date, the Company will be entitled to pay dividends of up to 10% of net profit after tax, excluding extraordinary items, and after the Release Date, the Company will be entitled to pay dividends up to 50% of net profit after tax, excluding extraordinary items, provided there have been no defaults.*

- *The maximum annual amount permitted for capital expenditure will be increased from the current level of US$ 15 million per year to US$ 20 million per year, except in 2003, when permitted capital expenditure will be US$ 42 million. The Company may use unutilised permitted capital expenditure in subsequent years.*

- *Payments in respect of the Agreement to Sell and Purchase Shares of AAL (refer to Note 27b) due on 15 June 2004 shall be financed (if required) by issuing new Series II debt, which will be amortised as follows:*

  2004 – 41.16%
  2005 – 13.08%
  2006 – 11.34%
  2007 – 11.36%
  2008 – 11.36%
  2009 – the balance outstanding.

masing-masing Rp 3,47 miliar dan US$ 6,6 juta pada tanggal 31 Maret 2003, dan Rp 58,67 miliar dan US$ 14,57 juta pada tanggal 31 Maret 2002. Jumlah tersebut disajikan dalam akun "Kas dan deposito berjangka yang dibatasi penggunaannya" dalam neraca konsolidasian (lihat Catatan 4c).

March 2003 amounted to Rp 3.47 billion and US$ 6.6 million, and as at 31 March 2002 amounted to Rp 58.67 billion and US$ 14.57 million. These amounts are reported under the "Restricted cash and time deposits" account in the consolidated balance sheets (refer to Note 4c).

Perseroan melakukan penawaran untuk pembelian kembali hutang dan obligasi Seri III baik Tranche A dan Tranche B dalam periode 3 sampai dengan tanggal 14 Februari 2003 sesuai dengan ketentuan yang telah disepakati dalam Restrukturisasi Hutang 2002. Jumlah hutang yang berhasil dibeli kembali adalah sebesar US$ 10,7 juta dan Rp 34,2 miliar dengan harga rata-rata 68,76% dari *Future Value.*

The Company offered the creditors to buyback loans and bonds Series III, both Tranche A and Tranche B, in the period 3 up to 14 February 2003, in accordance with terms agreed in the 2002 Debt Restructuring (refer to Note 15a). The amount of liabilities repurchased is US$ 10.7 million and Rp 34.2 billion with the average price 68.76% of the Future Value.

Termasuk dalam restrukturisasi Perseroan juga kewajiban kepada pihak yang mempunyai hubungan istimewa, dengan saldo per tanggal 31 Maret 2003 adalah sebagai berikut:

Included in the Company's debt restructuring are liabilities to related parties, details of which as at 31 March 2003 are as follows:

Obligasi	Seri II/ *Series II*	Seri III/ *Series III*	Jumlah/ *Total*	*Bonds*
Tranche A				***Tranche A***
(dalam ribuan US Dolar):				*(in thousands of US Dollars):*
PT Federal International Finance	8,002	10,044	18,046	*PT Federal International Finance*
PT Astra Graphia Tbk	4,186	5,253	9,439	*PT Astra Graphia Tbk*
PT United Tractors Tbk	296	370	666	*PT United Tractors Tbk*
PT Surya Artha Nusantara Finance	296	370	666	*PT Surya Artha Nusantara Finance*
PT Fuji Technica Indonesia	172	216	388	*PT Fuji Technica Indonesia*
	12,952	16,253	29,205	
Tranche B				***Tranche B***
(dalam jutaan Rupiah):				*(in millions of Rupiah):*
PT Tjahja Sakti Motor Corporation	18,214	-	18,214	*PT Tjahja Sakti Motor Corporation*
PT Astra Honda Motor	6,716	2,740	9,456	*PT Astra Honda Motor*
PT Astra Otoparts Tbk	317	120	437	*PT Astra Otoparts Tbk*
	25,247	2,860	28,107	

Kewajiban kepada pihak yang mempunyai hubungan istimewa yang telah direstrukturisasi tersebut telah dieliminasi dalam laporan keuangan konsolidasian, kecuali PT United Tractors Tbk, PT Fuji Technica Indonesia, dan PT Astra Honda Motor yang disajikan dalam akun "Obligasi" (lihat Catatan 16a).

The restructured liabilities to related parties above have been eliminated in the consolidated financial statements, except for PT United Tractors Tbk, PT Fuji Technica Indonesia, and PT Astra Honda Motor which are presented under the "Bonds" account (refer to Note 16a).

(Expressed in millions of Rupiah)

Informasi lain mengenai pinjaman hasil restrukturisasi tersebut adalah sebagai berikut:

Other information relating to restructured loans is as follows:

Debitur/ *Borrowers*	Restrukturisasi pada/ *Restructured in*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
US Dolar/*US Dollars*			
PT Astra Graphia Tbk ("AG")	1999	10 cicilan (2000 - 2004) dapat diperpanjang 1,5 tahun / *10 instalments (2000 - 2004) renewable for 1.5 years*	SIBOR + 2%
US Dolar (lanjutan) /*US Dollars (continued)*			
PT Astra Otoparts Tbk ("AOP")	2000	8 cicilan/*instalments* (2002 - 2005)	SIBOR + (1.5% up to 2.75%)
PT Traktor Nusantara ("TN")	1999	8 cicilan/*instalments* (2000 - 2003)	SIBOR + (1.5% up to 2.5%)
PT Federal Superior Chain Manufacturing ("FSCM")	2001	7 cicilan/*instalments* (2002 - 2004)	SIBOR + (1.25% up to 3%)
PT Tjahja Sakti Motor Corporation	2000	8 cicilan/*instalments* (2002 - 2005)	SIBOR + 1.8%
Rupiah/*Rupiah*			
PT Federal Superior Chain Manufacturing	2001	7 cicilan/ *instalments* (2002 - 2004)	Suku bunga rata-rata deposito Rupiah 3 bulanan (maks. 35%)/ *Average Rupiah three-month deposit rate (max. 35%)*
PT Surya Artha Nusantara Finance	2003	5 cicilan/ *instalments* (2004 - 2008)	2% dan/and 15.5%

Perjanjian restrukturisasi hutang mengharuskan anak perusahaan tersebut di atas untuk mengikuti mekanisme *cash monitoring*. AOP, FSCM, TN dan AG telah mencapai *Release Date*, sehingga mekanisme tersebut tidak berlaku lagi.

The above companies are subject to certain cash monitoring requirements under the restructuring agreements. AOP, FSCM, TN and AG have reached the Release Date, and as such are no longer subject to cash monitoring.

Aktiva dari anak perusahaan tersebut di atas telah digunakan sebagai jaminan. Anak perusahaan juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari kreditur dan harus mempertahankan rasio keuangan tertentu (lihat Catatan 15d untuk rincian jumlah jaminan).

The assets of the above borrowers have been used as collateral. The companies are also prohibited from taking certain corporate actions without written approval from the lenders, and must maintain certain financial ratios (refer to Note 15d for details of loan security).

Sejak tahun 2001 sampai tanggal penjualan, SLJ tidak dapat membayar kewajiban bunga atas pinjaman hasil restrukturisasinya dan oleh karenanya melanggar syarat-syarat pinjaman hasil restrukturisasi. Berdasarkan keadaan gagal bayar tersebut, maka seluruh pinjaman jangka panjang tersebut telah diklasifikasi sebagai kewajiban lancar. Pada tanggal 19 Agustus 2002, Perseroan telah menjual investasinya di SLJ (lihat Catatan 3a).

From 2001 to the date of disposal, SLJ was not able to fulfil its interest payment obligations on its restructured loans and had therefore breached the restructured loan's terms and conditions. Based on the events of default, the above mentioned long-term loans have been classified as current liabilities. On 19 August 2002, the Company disposed of its investment in SLJ (refer to Note 3a).

(Expressed in millions of Rupiah)

Kreditur/ *Lenders*	2003 Jumlah/ *Total*	2003 Jangka pendek/ *Current*	2003 Jangka panjang/ *Non-current*	2002 Jumlah/ *Total*	2002 Jangka pendek/ *Current*	2002 Jangka panjang/ *Non-current*
Kredit investasi Rupiah/ *Rupiah investment credit*						
PT Bank Bumiputera	32,901	5,979	26,922	1,750	-	1,750
PT Bank NISP Tbk	22,933	9,067	13,866	20,222	6,400	13,822
PT Bank Mandiri	19,380	15,919	3,461	74,977	29,901	45,076
Standard Chartered Bank	12,500	12,500	-	37,500	25,000	12,500
Lain-lain/*Others*	59,547	37,815	21,732	15,435	10,870	4,565
	760,217	278,067	482,150	804,819	245,485	559,334
Jumlah/*Total*	760,217	278,067	482,150	1,017,336	448,254	569,082

Informasi lain mengenai pinjaman bank lainnya adalah sebagai berikut:

Further information relating to other bank loans is as follows:

Kreditur/ *Lenders*	Jenis fasilitas/ *Type of facility*	Jadwal pengembalian/ *Repayment schedule*	Tingkat bunga/ *Interest rates*
Kredit modal kerja Yen Jepang/ *Japanese Yen working capital credit*			
PT Bank Daiwa Perdania	Working capital	47 cicilan/*instalments* (2002 - 2005)	LIBOR + 0.875%
Kredit investasi Rupiah/ *Rupiah investment credit*			
PT Bank Negara Indonesia (Persero) Tbk	Investment credit	beberapa cicilan/*monthly instalments* (2002 - 2010)	12% - 17.5%
PT Bank Mandiri	Investment credit	beberapa cicilan/ *monthly instalments* (2000 - 2006)	12% - 21%
PT Bank Central Asia Tbk	Investment credit	2-10 cicilan/*instalments* (2000 - 2005)	15% - 18%
PT Bank Panin Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2005)	16% - 19.18%
PT Bank Danamon Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2006)	18.35% - 20.87%
PT Bank Niaga Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2006)	19% - 21.5%
PT Bank Mega Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2005)	17% - 21%
Standard Chartered Bank	Investment credit	jatuh tempo Mei 2003/ *matured in May 2003*	17.13%
Bank Bumiputera	Investment credit	beberapa cicilan/*several instalments* (2003 - 2004)	18% - 20%
Bank NISP Tbk	Investment credit	beberapa cicilan/*several instalments* (2003 - 2006)	18.5% - 20%

(Expressed in millions of Rupiah)

Pada bulan Maret 2003, ANDI dan PT Pantja Motor ("PM") (anak perusahaan tidak langsung) melunasi pinjamannya masing-masing ke Marubeni Corp. dan Itochu Corp.

In March 2003, ANDI and PT Pantja Motor ("PM") (indirect subsidiary) have paid the loan to Marubeni Corp. and Itochu Corp., respectively.

Lihat Catatan 15d untuk rincian jaminan atas pinjaman ini dan Catatan 27i untuk pengungkapan kewajiban kontijensi yang berhubungan dengan penalti dari pinjaman-pinjaman yang "*default*".

Refer to Note 15d for details of loan security and note 27i for disclosure of the contingent liability relating to penalties for loans in default.

d. Jaminan pinjaman anak perusahaan

Pada tanggal 31 Maret 2003, pinjaman tertentu sejumlah US$ 108,84 juta, JPY 2,23 miliar dan Rp 844,23 miliar yang diperoleh anak perusahaan tertentu dijamin dengan piutang usaha, persediaan, piutang pembiayaan dan aktiva tetap anak perusahaan serta jaminan dari pemegang saham asing anak perusahaan tertentu (lihat Catatan 5, 6, 9 dan 11).

d. Loan security - subsidiaries

As at 31 March 2003, loans amounting to US$ 108.84 million, JPY 2.23 billion and Rp 844.23 billion obtained by certain subsidiaries are secured by trade receivables, inventories, financing receivables and fixed assets and corporate guarantees from foreign shareholders of the subsidiaries (refer to Notes 5, 6, 9 and 11).

16. OBLIGASI / *16. BONDS*

	2003	2002	
Obligasi hasil restrukturisasi Perseroan	2,780,113	3,354,077	*The Company's restructured bonds*
Obligasi PT Astra Agro Lestari Tbk	494,602	486,846	*PT Astra Agro Lestari Tbk. bonds*
Obligasi PT Astra Sedaya Finance	386,765	293,497	*PT Astra Sedaya Finance bonds*
Obligasi PT Federal International Finance	288,865	-	*PT Federal International Finance bonds*
	3,950,345	4,134,420	
Dikurangi:			*Less:*
Bagian yang jatuh tempo dalam waktu satu tahun	(513,903)	(822,359)	*Current maturities*
Bagian jangka panjang	3,436,422	3,312,061	*Long-term portion*

a. Obligasi hasil restrukturisasi Perseroan / ***a. The Company's restructured bonds***

	2003	2002	
Terdiri dari:			*The bonds consist of:*
Tranche A (dalam US Dolar):			*Tranche A (in US Dollars):*
Seri II	1,721,092	2,168,289	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	890,110	1,021,956	*Series III (including accrued interest)*
Tranche B (dalam Rupiah):			*Tranche B (in Rupiah):*
Seri II	296,048	343,796	*Series II*
Seri III (termasuk biaya bunga yang akan dibayar)	68,033	105,728	*Series III (including accrued interest)*
	2,975,283	3,639,769	

(Expressed in millions of Rupiah)

Debitur/ *Borrowers*	Jatuh tempo/ *Maturity*	Tingkat bunga/ *Interest rates*	Lain-lain/ *Security*
PT Federal International Finance (Obligasi Seri A, B, C)/ *(Bond Series A, B, C)*	2 Sep 2005	18.5%	Dijamin dengan jaminan fiducia dari piutang pembiayaan konsumen sampai dengan 110% dari total pokok obligasi, jika peringkat obligasi jatuh dibawah BBB/ *Secured by fiduciary guarantee over consumer financing receivables amounting to 110% of the total principal of the bonds, if the rating of the bonds falls below in credit rating of BBB.*

Pada tanggal 29 Maret 2003, ASF melunasi Obligasi Seri I dengan nilai nominal Rp 300 miliar.

On 29 March, 2003, ASF has paid the Bonds Series I amounting Rp 300 billion.

Anak perusahaan tersebut di atas juga tidak diijinkan untuk melakukan tindakan-tindakan tertentu tanpa persetujuan dari kreditur dan harus mempertahankan rasio keuangan tertentu.

The subsidiaries are also prohibited from taking certain corporate actions without written approval from the lenders, and must maintain certain financial ratios.

17. PINJAMAN DANA REBOISASI / *17. REFORESTATION LOANS*

Pinjaman Dana Reboisasi (DR) merupakan pinjaman dari Departemen Kehutanan dan Perkebunan Republik Indonesia yang disalurkan melalui PT Bank Mandiri untuk membiayai pengembangan Hutan Tanaman Industri PT Sumalindo Hutani Jaya dan PT Surya Hutani Jaya, anak perusahaan tidak langsung, dengan rincian sebagai berikut:

Reforestation loans represent loans from the Ministry of Forestry and Plantations of the Republic of Indonesia through PT Bank Mandiri, to finance the industrial timber plantations of PT Sumalindo Hutani Jaya and PT Surya Hutani Jaya, indirect subsidiaries. Details are as follows:

	2003	2002	
Pinjaman DR - tanpa bunga	-	96,731	*Reforestation loans - without interest*
Pinjaman DR - dengan bunga komersial	-	86,406	*Reforestation loans - with interest*
Bunga pinjaman DR	-	94,955	*Interest on reforestation loans*
	-	278,092	

Pinjaman ini dijamin oleh SLJ, serta dijamin dengan aktiva tetap dan persediaan milik PT Sumalindo Hutani Jaya dan PT Surya Hutani Jaya dan dibayar melalui angsuran tengah tahunan sampai dengan tanggal 15 Januari 2008.

The loans were guaranteed by SLJ, and were secured by the fixed assets and inventories of PT Sumalindo Hutani Jaya and PT Surya Hutani Jaya, payable in semi-annual instalments up to 15 January 2008.

Sejak tahun 1998, sampai dengan tanggal pelepasan SLJ, kedua anak perusahaan tidak langsung dari SLJ tidak dapat memenuhi kewajiban pembayaran angsuran pinjaman dana reboisasi yang jatuh tempo. Sejak tahun 1998, kedua anak perusahaan tersebut telah mengajukan permohonan restrukturisasi pinjaman dana reboisasi kepada Departemen Kehutanan dan Perkebunan Republik Indonesia.

From 1998, to the date of disposal of SLJ, neither indirect subsidiary of SLJ had been able to fulfil their obligations in respect to the amounts due. Since 1998, both indirect subsidiaries had requested the restructuring of their reforestation loans from the Ministry of Forestry and Plantation of the Republic of Indonesia.

(Expressed in millions of Rupiah)

19. MODAL SAHAM

19. SHARE CAPITAL

Susunan pemegang saham pada tanggal 31 Maret 2003 dan 2002 berdasarkan catatan yang dibuat oleh PT Raya Saham Registra, biro administrasi efek adalah sebagai berikut:

Details of shareholders based on records maintained by PT Raya Saham Registra, share administrator as at 31 March 2003 and 2002, are as follows:

	2003			
	Jumlah saham ditempatkan dan disetor penuh/ *Number of shares issued and fully paid*	Persentase pemilikan/ *Percentage of ownership*	Jumlah/ *Amount*	
Cycle & Carriage (Mauritius) Ltd.	1,408,975,504	35.10%	704,488	*Cycle & Carriage (Mauritius) Ltd.*
Norbax Inc.	325,648,588	8.11%	162,824	*Norbax Inc.*
GSIC C.	212,289,127	5.29%	106,145	*GSIC C.*
Kour Nam Tiang (Direktur)	600,000	0.01%	300	*Kour Nam Tiang(Director)*
Neville Barry Venter (Komisaris)	309,692	0.01%	155	*Neville Barry Venter (Commissioner)*
Lain-lain (masing-masing kepemilikan di bawah 5%)	2,065,960,205	51.48%	1,032,980	*Others (each ownership less than 5%)*
	4,013,783,116	100%	2,006,892	

	2002			
	Jumlah saham ditempatkan dan disetor penuh/ *Number of shares issued and fully paid*	Persentase pemilikan/ *Percentage of ownership*	Jumlah/ *Amount*	
Cycle & Carriage (Mauritius) Ltd.	812,386,875	31.75%	406,193	*Cycle & Carriage (Mauritius) Ltd.*
Toyota Motor Corporation	192,000,000	7.50%	96,000	*Toyota Motor Corporation*
Chase MB – US Resident	146,102,504	5.71%	73,051	*Chase MB – US Resident*
GSIC C.	137,987,933	5.39%	68,994	*GSIC C.*
Budi Setiadharma (Wakil Presiden Direktur)	360,000	0.02%	180	*Budi Setiadharma (Vice President Director)*
Neville Barry Venter (Komisaris)	100,000	0.00%	50	*Neville Barry Venter (Commissioner)*
Lain-lain (masing-masing kepemilikan di bawah 5%)	1,269,378,848	49.63%	634,690	*Others (each ownership less than 5%)*
	2,558,316,160	100.00 %	1,279,158	

Penambahan saham yang beredar berasal dari eksekusi *rights* dan opsi pemilikan saham oleh karyawan (lihat Catatan 20).

The increase in issued share capital is from the exercise of rights and employee stock options (refer to Note 20).

Lihat Catatan 1 sehubungan dengan penjelasan mengenai Penawaran Umum Terbatas II kepada Pemegang Saham Dalam Rangka Penerbitan Hak Memesan Efek Terlebih Dahulu.

Refer to Note 1 for details of Limited Public Offering II in respect of Rights Issue.

(Expressed in millions of Rupiah)

22. PENGHASILAN BERSIH / *22. NET REVENUES*

	2003	2002	
Pihak ketiga	7,117,675	6,951,693	*Third parties*
Pihak yang mempunyai hubungan istimewa (lihat Catatan 25b)	554,259	478,446	*Related parties (refer to Note 25b)*
	7,671,934	7,430,139	
Dikurangi:			*Less:*
Penghasilan bersih - operasi dalam penghentian	-	(181,258)	*Net revenues - discontinuing operation*
Penghasilan bersih - operasi yang dilanjutkan	7,671,934	7,248,881	*Net revenues - continuing operations*

Tidak ada penjualan kepada pihak ketiga yang melebihi 10% dari total penjualan.

No sales to third parties exceed 10% of total sales.

Lihat Catatan 24 untuk penjualan berdasarkan segmen industri.

Refer to Note 24 for sales by industry segment.

23. BEBAN USAHA / *23. OPERATING EXPENSES*

	2003	2002	
Beban penjualan			***Selling expenses***
Komisi penjualan	111,501	100,009	*Sales commissions*
Iklan dan promosi	100,896	55,881	*Advertising and promotion*
Gaji, upah, bonus dan kesejahteraan (lihat Catatan 28 dan 29)	94,413	74,078	*Salaries, wages, bonuses and welfare (refer to Notes 28 and 29)*
Beban gudang dan pengepakan	50,392	44,788	*Warehousing and packaging*
Lain-lain (masing-masing di bawah Rp 20 miliar)	47,582	43,662	*Others (below Rp 20 billion each)*
	404,784	318,418	
Beban umum dan administrasi			***General and administrative expenses***
Gaji, upah, bonus dan kesejahteraan (lihat Catatan 28 dan 29)	275,976	227,793	*Salaries, wages, bonuses and welfare (refer to Notes 28 and 29)*
Penyusutan dan amortisasi	46,851	42,354	*Depreciation and amortisation*
Penyisihan piutang tak tertagih	25,447	5,270	*Bad debts*
Alat tulis dan beban kantor lainnya	24,678	17,644	*Supplies and other office expenses*
Honorarium tenaga ahli	21,688	23,599	*Professional fees*
Perbaikan dan pemeliharaan	21,032	18,332	*Repairs and maintenance*
Lain-lain (masing-masing di bawah Rp 20 miliar)	124,011	146,151	*Others (below Rp 20 billion each)*
	539,683	481,143	
	944,467	799,561	
Dikurangi:			*Less:*
Beban usaha - operasi dalam penghentian	-	(15,110)	*Operating expenses - discontinuing operation*
Beban usaha - operasi yang dilanjutkan	944,467	784,451	*Operating expenses - continuing operations*

(Expressed in millions of Rupiah)

	Depresiasi/ *Depreciation*		Pengeluaran modal/ *Capital expenditure*		
	2003	**2002**	**2003**	**2002**	
Otomotif	115,933	111,552	173,873	91,855	*Automotive*
Jasa keuangan	10,221	6,706	18,868	12,230	*Financial services*
Perkebunan	35,880	32,598	22,106	26,441	*Agribusiness*
Perkayuan	-	21,918	-	4,554	*Wood-based*
Teknologi informasi	19,260	16,534	15,655	21,614	*Information technology*
Alat-alat berat	1,663	787	4,906	2,052	*Heavy equipment*
Lain-lain	672	588	92	10,038	*Others*
Konsolidasian	183,629	190,683	235,500	168,784	*Consolidated*
Dikurangi:					*Less:*
Operasi dalam penghentian	-	21,918	-	4,554	*Discontinuing operation*
Operasi yang dilanjutkan	183,629	168,765	235,500	164,230	*Continuing operations*

25. INFORMASI MENGENAI PIHAK-PIHAK YANG MEMPUNYAI HUBUNGAN ISTIMEWA

Dalam kegiatan usahanya, Perseroan dan anak perusahaan mengadakan transaksi dengan pihak-pihak yang mempunyai hubungan istimewa yang terutama terdiri dari penjualan, pembelian, uang muka dan transaksi keuangan lainnya.

a. Sifat hubungan dan transaksi:

Rincian dari sifat hubungan dan transaksi pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

i. Anak perusahaan langsung dan tidak langsung

Lihat Catatan 1 untuk daftar anak perusahaan langsung.

ii. Perusahaan terasosiasi secara langsung dan tidak langsung

Lihat Catatan 10 untuk perusahaan asosiasi langsung Perseroan dan anak perusahaan.

Lihat dibawah ini untuk perusahaan asosiasi tidak langsung:

25. RELATED PARTY INFORMATION

The Company and subsidiaries, in their regular conduct of business, have engaged in transactions with related parties principally consisting of sales, purchases, advances and financial transactions.

a. Nature of relationship and transactions:

Details of the nature of relationships and transactions with related parties are as follows:

i. Direct and indirect subsidiaries

Refer to Note 1 for the list of the Company's direct subsidiaries.

ii. Direct and indirect associates

Refer to Note 10 for the Company's and subsidiaries' direct associates.

Refer below for indirect associates:

(Expressed in millions of Rupiah)

b. Penjualan / ***b. Sales***

Rincian penjualan kepada pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Details of sales to related parties are as follows:

	2003		2002		
	%*	Rp	%*	Rp	
Toyota Motor Asia Pacific, Pte., Ltd.	3.56	272,981	3.25	241,315	*Toyota Motor Asia Pacific, Pte., Ltd.*
Toyota Motor Corporation	1.02	78,376	-	-	*Toyota Motor Corporation*
PT Adira Dinamika Mobilindo	0.83	63,814	0.69	50,973	*PT Adira Dinamika Mobilindo*
PT Astra Honda Motor	0.82	62,547	0.77	57,418	*PT Astra Honda Motor*
Konsorsium Intertel Astratel	0.40	30,362	-	-	*Intertel Astratel Consortium*
PT Astra Daihatsu Motor	0.24	18,058	0.24	17,839	*PT Astra Daihatsu Motor*
PT Showa Indonesia Mfg.	0.09	6,576	0.07	4,838	*PT Showa Indonesia Mfg.*
PT Adira Dwi Mobilindo	0.07	5,672	0.28	21,065	*PT Adira Dwi Mobilindo*
Isuzu Motors Asia Ltd.	0.05	4,058	0.04	3,287	*Isuzu Motors Asia Ltd.*
PT Mesin Isuzu Indonesia	0.04	3,344	0.20	15,066	*PT Mesin Isuzu Indonesia*
PT Pamapersada Nusantara	0.03	2,045	0.22	16,462	*PT Pamapersada Nusantara*
PT United Tractors Tbk	0.02	1,656	0.04	2,943	*PT United Tractors Tbk*
PT Pramindo Ikat Nusantara	-	-	0.28	21,046	*PT Pramindo Ikat Nusantara*
PT EDS Manufacturing Indonesia **	-	-	0.11	8,251	*PT EDS Manufacturing Indonesia ** *
Toyota Tsusho Corporation	-	-	0.11	7,918	*Toyota Tsusho Corporation*
Lain-lain (masing-masing dibawah Rp 1 miliar)	0.06	4,770	0.14	10,025	*Others (below Rp 1 billion each)*
Total Penjualan	7.23	554,259	6.44	478,446	*Total Sales*

* % terhadap jumlah penjualan / *% of total sales*

** Bukan merupakan pihak yang mempunyai hubungan istimewa pada 31 Maret 2003. / *No longer related party as at 31 March 2003.*

Penjualan barang ke pihak yang mempunyai hubungan istimewa dilakukan berdasarkan persyaratan dan harga yang wajar *(arm's length basis).*

Sales of goods to related parties are on an arm's length basis.

c. Pembelian / ***c. Purchases***

Rincian pembelian dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Details of purchases from related parties are as follows:

	2003		2002		
	%*	Rp	%*	Rp	
Toyota Motor Asia Pacific, Pte., Ltd.	12.58	739,955	4.09	245,285	*Toyota Motor Asia Pacific, Pte., Ltd.*
PT Astra Daihatsu Motor	6.37	374,538	5.02	301,118	*PT Astra Daihatsu Motor*
Toyota Motor Corporation	5.09	299,594	13.68	820,863	*Toyota Motor Corporation*
PT Astra Honda Motor	5.04	296,223	14.17	849,776	*PT Astra Honda Motor*
PT Abadi Berindo Autotech	1.84	108,303	-	-	*PT Abadi Berindo Autotech*
PT Denso Indonesia Corporation	1.84	108,103	2.18	130,541	*PT Denso Indonesia Corporation*
PT Sugity Creatives	1.64	96,426	0.57	34,320	*PT Sugity Creatives*
PT GS Battery Inc.	1.60	94,212	1.55	92,796	*PT GS Battery Inc.*
PT Aisin Indonesia	0.75	44,014	-	-	*PT Aisin Indonesia*
PT Nusa Toyotetsu Indonesia	0.61	35,956	0.40	23,937	*PT Nusa Toyotetsu Indonesia*

* % terhadap jumlah beban pokok penghasilan / *% of total cost of revenues*

(Expressed in millions of Rupiah)

Sesuai dengan perjanjian yang dirinci pada Catatan 27b, Perseroan membayar kepada PT Pandu Dian Pertiwi ("PDP"), yang sudah tidak merupakan pihak yang mempunyai hubungan istimewa pada tanggal 31 Maret 2003, sejumlah US$ 2,5 juta (2002: US$ 2,5 juta).

Pursuant to the agreement detailed in Note 27b, the Company paid to PT Pandu Dian Pertiwi ("PDP"), which ceased to be a related party by 31 March 2003, an amount of US$ 2.5 million (2002: US$ 2.5 million).

e. Piutang usaha / ***e. Trade receivables***

Piutang usaha dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

Trade receivables from related parties are as follows:

	2003	2002	
Rupiah:			*Rupiah:*
PT Astra Honda Motor	43,900	30,618	*PT Astra Honda Motor*
PT Adira Dinamika Mobilindo	15,036	9,772	*PT Adira Dinamika Mobilindo*
PT Astra Daihatsu Motor	10,672	8,794	*PT Astra Daihatsu Motor*
PT Showa Indonesia Mfg.	2,342	2,084	*PT Showa Indonesia Mfg.*
PT Mesin Isuzu Indonesia	800	7,254	*PT Mesin Isuzu Indonesia*
PT Astra CMG Life	295	9,000	*PT Astra CMG Life*
PT EDS Manufacturing Indonesia*	-	3,553	*PT EDS Manufacturing Indonesia**
PT Adira Dwi Mobilindo	-	1,830	*PT Adira Dwi Mobilindo*
Lain-lain (masing-masing dibawah Rp 1 miliar)	5,885	3,833	*Others (below Rp 1 billion each)*
	78,930	76,738	

* Bukan merupakan pihak yang mempunyai hubungan istimewa pada 31 Maret 2003.

* *No longer related party as at 31 March 2003.*

	2003	2002	
Mata uang asing:			*Foreign currencies:*
Toyota Motor Asia Pacific, Pte., Ltd.	108,800	76,360	*Toyota Motor Asia Pacific, Pte., Ltd.*
Toyota Motor Corporation	28,608	25,422	*Toyota Motor Corporation*
Isuzu Motor Asia Ltd.	24,861	17,574	*Isuzu Motor Asia Ltd.*
Cambodia Astra Motor Ltd.	4,795	4,917	*Cambodia Astra Motor Ltd.*
PT Astra Honda Motor	3,977	1,089	*PT Astra Honda Motor*
Myanmar Astra Chinte Motor Ltd.	1,656	1,656	*Myanmar Astra Chinte Motor Ltd.*
Toyota Motor Philippines Corporation	-	18,224	*Toyota Motor Philippines Corporation*
PT United Tractors Tbk	-	1,044	*PT United Tractors Tbk*
Lain-lain (masing-masing dibawah Rp 1 miliar)	1,805	472	*Others (below Rp 1 billion each)*
	174,502	146,758	
Jumlah	253,432	223,496	*Total*
Dikurangi:			*Less:*
Penyisihan piutang ragu-ragu	(9,880)	(6,862)	*Provision for doubtful accounts*
	243,552	216,634	

(Expressed in millions of Rupiah)

g. Piutang karyawan

Perseroan dan anak perusahaan tertentu memberikan pinjaman, yang pada umumnya tidak dikenakan bunga, untuk pembelian rumah dan kendaraan bermotor kepada karyawannya. Pada tanggal 31 Maret 2003 dan 2002, saldo pinjaman tersebut masing-masing berjumlah Rp 230,52 miliar dan Rp 207,16 miliar.

g. Loans to officers and employees

The Company and certain subsidiaries granted housing and vehicle loans to their officers and employees, which are generally non-interest bearing. As at 31 March 2003 and 2002, outstanding balances of these loans amounted to Rp 230.52 billion and Rp 207.16 billion respectively.

h. Hutang usaha

Hutang usaha dari pihak-pihak yang mempunyai hubungan istimewa adalah sebagai berikut:

h. Trade payables

Related party trade payables are as follows:

	2003	2002	
Rupiah:			*Rupiah:*
PT Astra Honda Motor	296,284	359,153	*PT Astra Honda Motor*
PT GS Battery Inc.	80,092	73,344	*PT GS Battery Inc.*
PT Astra Daihatsu Motor	36,098	57,994	*PT Astra Daihatsu Motor*
PT Century Batteries Indonesia Ltd.	19,486	18,803	*PT Century Batteries Indonesia Ltd.*
PT Kayaba Indonesia	15,086	21,031	*PT Kayaba Indonesia*
PT Denso Indonesia Corporation	14,085	23,920	*PT Denso Indonesia Corporation*
PT Mesin Isuzu Indonesia	9,643	-	*PT Mesin Isuzu Indonesia*
PT Sugity Creatives	7,860	12,944	*PT Sugity Creatives*
PT Tri Dharma Wisesa	4,678	2,876	*PT Tri Dharma Wisesa*
PT Nusa Toyotetsu Corporation	3,810		*PT Nusa Toyotetsu Corporation*
PT Aisin Takaoka Indonesia	2,988	3,739	*PT Aisin Takaoka Indonesia*
PT United Tractors Tbk	2,780	11,441	*PT United Tractors Tbk*
PT NHK Gasket Indonesia	1,738	1,042	*PT NHK Gasket Indonesia*
PT Daikin Clutch Indonesia	1,537	1,442	*PT Daikin Clutch Indonesia*
PT Suryaraya Rubberindo Industries	1,439	1,877	*PT Suryaraya Rubberindo Industries*
PT Inti Ganda Perdana	1,423	4,640	*PT Inti Ganda Perdana*
PT Pandu Dayatama Patria	1,287	-	*PT Pandu Dayatama Patria.*
PT Federal Nittan Industries	1,080	-	*PT Federal Nittan Industries*
PT Gemala Kempa Daya	1,034	1,624	*PT Gemala Kempa Daya*
PT Wahana Eka Paramitra	296	1,981	*PT Wahana Eka Paramitra*
PT Palingda Nasional	212	1,286	*PT Palingda Nasional*
PT Chuhatsu Indonesia	-	2,438	*PT Chuhatsu Indonesia*
PT Fuji Technica Indonesia	-	5,525	*PT Fuji Technica Indonesia*
PT Mesin Isuzu Indonesia	-	9,832	*PT Mesin Isuzu Indonesia*
PT EDS Manufacturing Indonesia*	-	7,024	*PT EDS Manufacturing Indonesia**
Lain-lain (masing-masing dibawah Rp 1 miliar)	422	21,868	*Others (below Rp 1 billion each)*
	503,358	645,824	

* Bukan merupakan pihak yang mempunyai hubungan istimewa pada 31 Maret 2003.

* *No longer related party as at 31 March 2003.*

j. Hutang bank dan lain-lain jangka panjang

Lihat Catatan 15c mengenai pinjaman dari pihak yang mempunyai hubungan istimewa.

j. Long-term bank and other loans

Refer to Note 15c for loans from related parties.

26. LABA BERSIH PER SAHAM

26. NET EARNINGS PER SHARE

Laba per saham dasar dihitung dengan membagi laba bersih kepada pemegang saham dengan rata-rata tertimbang jumlah saham biasa yang beredar pada periode bersangkutan.

Basic earnings per share are calculated by dividing net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period.

	2003	2002*	
Laba bersih kepada pemegang saham	842,312	1,114,089	*Net income attributable to shareholders*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan)	4,013,741	2,551,006	*Weighted average number of ordinary shares outstanding (in thousands)*
Penyesuaian untuk rights dan opsi saham atas penerbitan rights (dalam ribuan)	-	969,583	*Adjustment for rights and stock options* for *rights issue (in thousand)*
Rata-rata tertimbang jumlah saham biasa yang beredar (dalam ribuan) setelah penyajian kembali untuk penerbitan *rights* (lihat Catatan 1)	4,013,741	3,520,589	*Weighted average number of ordinary shares outstanding (in thousands) restated for rights issue (refer to Note 1)*
Laba per saham dasar (Rupiah penuh) setelah penyajian kembali untuk penerbitan *rights*	210	316	*Basic earnings per share (full Rupiah) restated for rights issue*

* Disajikan kembali

*Restated **

Dalam perhitungan laba bersih per saham dilusian, rata-rata tertimbang jumlah saham yang beredar disesuaikan untuk konversi seluruh potensi saham yang bersifat dilutif. Perseroan memiliki dua jenis potensi saham yang bersifat dilutif: *rights* dan opsi saham.

In the diluted earnings per share calculation, the weighted average number of shares outstanding is adjusted to assume conversion of all dilutive potential shares. The Company has two categories of dilutive potential shares: rights and stock options.

Perhitungan dilakukan untuk *rights* dan opsi saham untuk menentukan jumlah saham yang dapat diperoleh pada harga pasar (rata-rata harga saham Perseroan selama periode yang bersangkutan) berdasarkan nilai uang atas hak yang melekat pada *rights* dan opsi saham untuk menentukan unsur bonus. Penyesuaian terhadap laba bersih dan rata-rata tertimbang jumlah saham biasa yang beredar adalah sebagai berikut:

A calculation is performed for rights and stock options to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company during the period) based on the monetary value of the subscription rights attached to outstanding rights and stock options to determine the bonus element. The adjustment to net income and the weighted average number of ordinary shares outstanding is as follows:

(Expressed in millions of Rupiah)

2. Fasilitas kredit

Anak perusahaan tertentu mengeluarkan jaminan perusahaan untuk fasilitas kredit yang diperoleh anak perusahaan lainnya dan perusahaan asosiasi tertentu yang mencakup pinjaman sejumlah Rp 253,50 miliar per tanggal 31 Maret 2003 dan US$ 54,71 juta dan Rp 714,43 milliar per tanggal 31 Maret 2002.

Perseroan dan anak perusahaan tertentu juga mengeluarkan *"Letter of Comfort"* dan *"Letter of Awareness"* untuk fasilitas pinjaman yang diperoleh anak perusahaan dan perusahaan asosiasi lainnya. Selama tahun 2003 and 2002 tidak ada tambahan *"Letter of Comfort"* dan *"Letter of Awareness"* yang dikeluarkan oleh Perseroan.

2. Credit facilities

Certain subsidiaries have issued corporate guarantees for credit facilities obtained by other subsidiaries and certain associated companies involving outstanding loans amounting to Rp 253.50 billion as at 31 March 2003 and US$ 54.71 million and Rp 714.43 million as at 31 March 2002.

The Company and certain subsidiaries also issued Letters of Comfort and Letters of Awareness for credit facilities obtained by other subsidiaries and associated companies. During 2003 and 2002, no Letters of Comfort and Letters of Awareness were issued by the Company.

b. Perjanjian penjualan dan pembelian saham

Pada tanggal 22 Desember 1995, Perseroan melakukan Perjanjian Penjualan dan Pembelian Saham ("PPPS") dengan PDP dimana PDP mempunyai opsi untuk menjual sahamnya di PT Astra Agro Niaga (sekarang PT Astra Agro Lestari Tbk, "AAL"), anak perusahaan, kepada Perseroan dengan harga sebesar US$ 50 juta ("Harga"). Opsi tersebut harus dilaksanakan selama periode yang dimulai 15 Nopember 2000 sampai dengan 15 Desember 2000.

Pada tanggal 5 Desember 2000, PDP memilih untuk menggunakan hak opsinya untuk menjual saham dimaksud. Pada tanggal 15 Desember 2000, Perseroan dan PDP sepakat untuk menangguhkan pelaksanaan opsi jual tersebut untuk periode sampai dengan tanggal 15 Juni 2004, sesuai dengan Penyelesaian PPPS ("Penyelesaian"), dimana selama periode tersebut Perseroan mempunyai hak untuk melakukan pembelian saham tersebut. Sebagai kompensasi atas persetujuan untuk menangguhkan pelaksanaan opsi jual, Perseroan setuju untuk membayar denda tahunan kepada PDP sebesar 10% dari Harga.

Berdasarkan Penyelesaian, jika harga pasar dari saham tersebut sebelum 15 Juni 2004 mencapai US$ 52,5 juta, PDP berhak untuk menjual sahamnya kepada pihak ketiga setelah memberikan prioritas kepada Perseroan untuk melaksanakan pembeliannya. Perseroan dan PDP juga menandatangani Surat Tambahan dimana kedua belah pihak setuju untuk mengurangi jumlah saham dan Harga sesuai dengan Penyelesaian jika

b. Agreement to sell and purchase shares

On 22 December 1995, the Company entered into an Agreement to Sell and Purchase Shares ("ASPS") with PDP, whereby the letter was granted the option to sell its shares in PT Astra Agro Niaga (now PT Astra Agro Lestari Tbk, "AAL"), a subsidiary of the Company, to the Company for a total price of US$ 50 million ("Price"). The option exercise period was 15 November 2000 up to 15 December 2000.

On 5 December 2000, PDP elected to exercise its option to sell the shares. On 15 December 2000, the Company and PDP agreed to defer the implementation of the exercised option to 15 June 2004 in the manner stipulated in the Settlement to ASPS agreement (the "Settlement"), with the Company having the right to purchase the shares at any time during this period. As compensation for agreeing to defer the implementation of the exercised option, the Company agreed to pay an annual penalty to PDP amounting to 10% of the Price.

Under the Settlement, if the market value of the shares, at any time before 15 June 2004, reaches US$ 52.5 million, PDP has the right to sell the shares to a third party after giving priority to the Company to purchase the shares. In addition, the Company and PDP also signed a Side Letter whereby both parties agreed to reduce the number of shares and the Price subject to the Settlement if PDP reduces the

(Expressed in millions of Rupiah)

Dengan diangkatnya Edwin Soeryadjaya ("ES") sebagai Komisaris Perseroan pada tanggal 30 Mei 2000 maka PDP dan AKM, yang dikelola dan dimiliki oleh ES, merupakan pihak yang mempunyai hubungan istimewa.

Pada RUPS tahunan Perseroan yang diselenggarakan pada tanggal 25 Juni 2002, terjadi perubahan susunan Direksi dan Komisaris Perseroan, dimana ES tidak lagi menjabat sebagai komisaris Perseroan efektif sejak berakhirnya RUPS tersebut.

Lihat Catatan 15a sehubungan pembiayaan yang disetujui di muka atas kewajiban tersebut diatas dalam restrukturisasi hutang tahun 2002.

c. Program penjaminan dan rekapitalisasi

Sehubungan dengan Program Penjaminan dan Rekapitalisasi Bank yang diselenggarakan oleh pihak Pemerintah Indonesia, Perseroan, sebagai pemegang saham kendali pada PT Bank Universal Tbk ("BU") pada saat itu :

1. Menyerahkan Surat Pernyataan yang ditujukan kepada Bank Indonesia pada tahun 1998 yang menyatakan bahwa:
   - Perseroan bersedia memberikan kontra jaminan *(cross guarantee)* apabila diperlukan atau diminta oleh Badan Penyehatan Perbankan Nasional ("BPPN"); dan
   - Perseroan bertanggung jawab terhadap setiap kelalaian dan perbuatan melanggar hukum yang dilakukan oleh Perseroan sehubungan dengan BU.
2. Berpartisipasi dalam Program Rekapitalisasi BU dan menyediakan dana sebesar Rp 489,79 miliar atau setara dengan 3.599.830.494 saham. Pemerintah Indonesia dan pemegang saham lainnya menyediakan Rp 4,57 triliun atau setara dengan 33.612.150.312 saham untuk meningkatkan modal BU. Persyaratan mengenai rekapitalisasi BU dituangkan dalam Perjanjian Investasi, Manajemen dan Kinerja Usaha antara Perseroan, BU dan BPPN pada tahun 1999. Isi perjanjian tersebut menetapkan antara lain untuk menerbitkan saham tambahan, menciptakan manajemen

With the appointment of Edwin Soeryadjaya ("ES") as a Commissioner of the Company on 30 May 2000, PDP and AKM, of which ES is a director and majority shareholder, became related parties.

Changes in the Company's Board of Directors and Board of Commissioners approved by the Annual General Meeting of Shareholders on 25 June 2002 resulted in ES no longer being a Commissioner of the Company, with immediate effect.

Refer to Note 15a in relation to new debt to fund above mentioned obligation as agreed under the 2002 Debt Restructuring.

c. Guarantee and recapitalisation program

In connection with the Indonesian Government's Guarantee Program and Bank Recapitalisation Program, when it was the majority shareholder of PT Bank Universal Tbk ("BU"), the Company:

1. *Submitted a Letter to Bank Indonesia in 1998, which indicated that:*
   - *The Company would grant a cross guarantee when it is requested to by The Indonesian Banking Restructuring Agency ("IBRA"); and*
   - *The Company would be responsible for any negligence and breach of laws that it commits in relation to BU.*
2. *Participated in the recapitalisation program for BU and contributed Rp 489.79 billion or the equivalent of 3,599,830,494 shares. The Indonesian Government and other shareholders contributed Rp 4.57 trillion or the equivalent of 33,612,150,312 shares to increase BU's capital. The recapitalisation arrangements of BU are covered under the Investments, Management and Performance Agreement, entered into between the Company, BU and IBRA in 1999. The agreement includes provisions related to the issuance of*

dinyatakan tidak terikat lagi dengan klausula kewajiban dalam Perjanjian Investasi, Manajemen dan Kinerja Usaha (Investment, Management and Performance Agreement/ "IMPA"), berdasarkan pertimbangan-pertimbangan sebagai berikut:

- Saat IMPA disusun, Perseroan masih memiliki 94,99% saham ex-BU dan berdasarkan BI, Perseroan saat itu adalah pihak terafiliasi dengan ex-BU sehingga kewajiban pemegang saham pengendali diberlakukan dalam IMPA, sedangkan kondisi saat ini adalah BI telah menyatakan Perseroan bukan merupakan pihak terafiliasi dari BP.
- Kredit Grup Astra tidak termasuk dalam kategori pelampauan BMPK di BP

Company is no longer bound by the provisions under the Investment, Management and Performance Agreement or IMPA, for the following reasons :

- *When IMPA was drafted, the Company still owned 94,99% of ex-BU shares, and according to Bank Indonesia, the Company, at that time, was still an affiliated party of ex-BU, therefore the obligation of a controlling shareholders under IMPA applied; current conditions, however, Bank Indonesia stated that the Company is not an affiliated party to BP.*
- *Astra group's debt is not included in BP's over legal lending limit.*

d. Perjanjian lisensi, bantuan teknis, royalti dan merek dagang

Anak perusahaan tertentu mempunyai berbagai perjanjian lisensi, bantuan teknis, royalti dan merek dagang dengan para pemberi lisensi berikut:

d. Licensing, technical assistance, royalty and trademark agreements

Certain subsidiaries have existing licensing, technical assistance, royalty and trademark agreements with the following licensors:

- Metalart Corporation Japan
- Aisin Seiki Co., Ltd.
- Kawasaki Industrial Co., Ltd.
- Daido Kogyo Co., Ltd.
- Isuzu Motors Ltd.
- Automobiles Peugeot
- BMW AG
- Daido Amistar Co., Ltd.
- Aisin Chemical Co., Ltd.
- Kyoto Tools Co., Ltd.
- Toyota Motor Corporation
- Nissan Diesel Motor Co., Ltd.
- Toyoda Gosei
- Izumi Industries Ltd.

Lihat Catatan 25d untuk jumlah royalti yang dibebankan ke laporan laba rugi konsolidasian.

Refer to Note 25d for the amount of royalty fees charged to consolidated statements of income.

e. Perjanjian distributor, *reseller* dan system *integrator*

Berdasarkan perjanjian distributor, *reseller* dan perjanjian *system integrator*, anak perusahaan tertentu ditunjuk sebagai distributor, *reseller* dan *system integrator* di Indonesia atas produk--produk dari pemberi lisensi. Berikut adalah pemberi lisensi utama:

e. Distributorship, reseller and system integrator agreements

Under their existing distributorship, reseller and system integrator agreements, certain subsidiaries have been appointed distributors, resellers and system integrators in Indonesia for the products of the licensors. Below are the main licensors:

- Fuji Xerox Co., Ltd., Japan
  (Distributor Tunggal/*Exclusive Distributor*)
- Toyota Motor Corporation, Japan
  (Distributor Tunggal/*Exclusive Distributor*)
- PT IBM Indonesia
  (Rekanan reseller/*Reseller Partner*)

(Expressed in millions of Rupiah)

Fasilitas kredit investasi dijamin dengan perkebunan plasma dan aktiva lain yang terkait, jaminan dari perusahaan afiliasi, jaminan pribadi dari komisaris dan direksi anak perusahaan serta penyertaan saham anak perusahaan. Anak perusahaan juga menyatakan kesanggupan ikut serta mengadministrasikan pengembalian kredit yang diperoleh dari petani plasma dan menjamin pengembalian kredit petani plasma yang berasal dari kredit investasi kebun plasma.

The investment credit facilities are secured by the plasma plantations and all the related assets, corporate guarantees from affiliates, personal guarantees from the subsidiaries' commissioners and directors and the subsidiaries' investments in shares of stock. The subsidiaries also commit to administer loan repayments obtained from plasma farmers and to guarantee the plasma farmers' loan repayments.

h. Perjanjian pembiayaan bersama

h. Joint financing agreements

Beberapa anak perusahaan yang bergerak di bidang jasa keuangan tertentu mengadakan perjanjian kerjasama dengan beberapa bank, dimana pihak bank akan:

1. Menyalurkan Kredit Usaha Kecil ("KUK") melalui anak perusahaan. Berdasarkan perjanjian kerjasama tersebut, anak perusahaan bertindak sebagai pelaksana dan melakukan pengurusan administrasi untuk setiap pelanggan. Untuk periode yang berakhir pada tanggal 31 Maret 2003 dan 2002, anak perusahaan tidak menyalurkan fasilitas KUK.
2. Menyalurkan fasilitas kredit untuk pembiayaan konsumen bersama dengan anak perusahaan. Sesuai dengan perjanjian, jumlah dana yang akan disediakan oleh masing-masing pihak adalah sejumlah minimum 10% dari anak perusahaan dan sejumlah maksimum 90% dari pihak bank. Anak perusahaan tersebut menanggung risiko sebesar persentase seperti yang tercantum dalam perjanjian kerjasama.

Sebagai kompensasi atas hal tersebut di atas, anak perusahaan berhak untuk menentukan tingkat bunga yang lebih tinggi kepada pelanggan. Selisih antara bunga yang diterima dari pelanggan dengan bunga yang dibayarkan ke bank dicatat sebagai penghasilan. Atas transaksi KUK, anak perusahaan akan menanggung semua risiko yang ada. Sedangkan atas transaksi pembiayaan bersama, risiko yang akan ditanggung oleh anak perusahaan akan tergantung pada syarat-syarat sebagaimana ditentukan dalam perjanjian pembiayaan bersama.

Certain financial services subsidiaries entered into cooperation agreements with banks, whereby the banks will:

1. *Provide funds for Small Scale Business Loans ("KUK") through the subsidiaries. Under the agreements, the subsidiaries maintain the documentation for the loan transactions and render administration services for each customer. For the periods ended 31 March 2003 and 2002, the subsidiaries have not administered the distribution of any KUK funds.*
2. *Provide joint consumer financing facilities together with the subsidiaries. Under the agreements, the amount of funds to be financed by each party represents a minimum of 10% from the subsidiaries and a maximum of 90% from the banks. The subsidiaries bear the risks in accordance in the proportion stated in the agreements.*

As compensation for these facilities, the subsidiaries can charge higher interest rates to their customers. The excess of the interest received from the customers over the interest paid to the banks is recorded as revenue. For KUK transactions, the subsidiaries assume all risks. While for joint financing, the risks assumed by the subsidiaries arising from these transactions shall depend on the terms stated in the joint financing agreements.

(Expressed in millions of Rupiah)

Pada tanggal 15 Agustus 2002, (Tanggal Penutupan Pertama yang telah diubah), Telkom dan Astratel menandatangani Instrumen Transfer Hak Awal Kepemilikan Saham (*"Instrument of Transfer of Initial Rights to Shares"*) pada PIN, dimana Astratel akan mentransfer 30% dari 35% saham PIN yang dimilikinya ke Telkom setelah Tanggal Pelepasan.

On 15 August 2002, (amended Initial Closing Date), Telkom and Astratel entered into an Instrument of Transfer of Initial Rights to Shares in PIN, for Astratel to transfer 30% of its 35% interest in PIN to Telkom upon Release Date.

Pada tanggal 17 September 2002, Telkom melakukan pembayaran pertama kepada pemegang saham PIN sejumlah US$ 9 juta. Kemudian surat sanggup bayar sejumlah US$ 36,8 juta diterbitkan untuk Astratel atas sisa kepemilikan mereka. Surat sanggup bayar tersebut jatuh tempo dalam tiga kali cicilan, yaitu pada tanggal 15 Desember 2002, 15 Maret 2003, dan 15 Juni 2003. Pada saat yang bersamaan, Astratel mentransfer 30% dari 35% saham PIN yang dimaksud.

On 17 September 2002, Telkom paid approximately US$ 9 million to Astratel as an initial payment. Promissory notes were then issued to Astratel for the remaining consideration of US$ 36.8 million. The notes are due in three instalments on 15 December 2002, 15 March 2003, and 15 June 2003. On the same date, Astratel transferred 30% of its 35% interest in PIN to Telkom.

Sehubungan dengan dua pelepasan yang tersisa pembayarannya sejumlah lebih kurang US$ 267 juta kepada Astratel, ditambah bunga yang timbul, akan dibayar oleh Telkom melalui penerbitan surat sanggup bayar (*promissory note*) yang akan jatuh tempo dalam tujuh kali cicilan tiga bulanan dalam jumlah yang beragam. Pada setiap tanggal penutupan/pelepasan tersebut di atas terdapat kondisi tertentu yang harus dipenuhi oleh para pemegang saham.

In respect of the two remaining disposals, the remaining consideration due to Astratel of approximately US$ 267 million, plus interest for the applicable period, will be paid by Telkom via the issuance of promissory notes which will be due in seven quarterly instalments of varying amounts. Specific conditions are to be fulfilled by the selling shareholders prior to the above mentioned closing dates/disposals.

k. Perjanjian Jasa Sistem Pendukung

Beberapa anak perusahaan memiliki Perjanjian Jasa Sistem Pendukung dengan PT Sedaya Pratama yang juga merupakan anak perusahaan.

k. Support System Service Agreements

Certain subsidiaries have entered into Support System Service Agreements with PT Sedaya Pratama, which is also a subsidiary.

l. Pelepasan investasi PT United Tractor . pada PT Berau Coal

Pada tanggal 21 Agustus 2002, perusahaan asosiasi Perseroan, PT United Tractors . dan United Tractors Heavy Industry(s), anak perusahaan yang dimiliki sepenuhnya, menandatangani Perjanjian Penjualan dan Pembelian Saham ("P3S") dengan Konsorsium PT Intra Karsa Corporindo ("IKC") untuk pelepasan kepemilikan 60% saham Grup UT di PT Berau Coal.

l. Disposal of United Tractor's investment in PT Berau Coal

On 21 August 2002, an associate of the Company, PT United Tractors . and United Tractors Heavy Industry(s), its wholly owned subsidiary, signed a Share Sale and Purchase Agreement ("SSPA") with Consortium PT Intra Karsa Corporindo ("IKC") for the disposal of the UT Group's 60% interest in PT Berau Coal.

Penjualan tersebut tidak dapat diselesaikan di tahun 2002, karena IKC tidak memenuhi kewajiban seperti yang tertera pada P3S.

The sale was not completed in 2002 as a result of IKC not fulfilling its obligations in accordance with the terms of the SSPA.

(Expressed in millions of Rupiah)

	Jumlah saham/ *Total shares*	
Opsi saham yang beredar pada 1 Januari 2003	13,098,000	*Options outstanding at 1 January 2003*
Opsi saham yang dieksekusi	-	*Options exercised*
Opsi yang sudah habis masa berlakunya	-	*Options expired*
Opsi saham yang beredar pada 31 Maret 2003	13,098,000	*Options outstanding at 31 March 2003*

29. DANA PENSIUN

Perseroan dan anak perusahaan domestik tertentu menyelenggarakan program pensiun manfaat pasti untuk seluruh karyawan tetap lokal. Jumlah kontribusi berasal dari kontribusi karyawan yang dihitung sebesar 3,2% dari gaji tahunan karyawan (dengan jumlah maksimum Rp 10 juta per bulan untuk karyawan yang bergabung dengan Perseroan setelah tahun 1992) dan kontribusi Perseroan dan anak perusahaan yang dihitung berdasarkan perhitungan aktuaria, kecuali kontribusi TAM. Kontribusi atas Dana Pensiun TAM dihitung sebesar 11% dari gaji dasar tahunan karyawan yang diikutsertakan dalam program pensiun. Program pensiun tersebut dikelola oleh Dana Pensiun Astra dan Dana Pensiun Toyota Astra Motor.

Berdasarkan perhitungan aktuaria terakhir atas dana pensiun yang dilakukan oleh PT Dayamandiri Dharmakonsilindo, sebagai aktuaris independen tertanggal 31 Desember 2002, dengan menggunakan metode *"Attained-Age-Normal"* dan dengan mempertimbangkan asumsi-asumsi sebagai berikut:

29. RETIREMENT BENEFITS

The Company and certain domestic subsidiaries have defined benefit retirement plans covering all of their permanent local employees. Contributions are funded and consist of employees' contributions computed at 3.2% of employees' basic annual salaries (to a maximum of Rp 10 million per month for employees joining after 1992) and actuarially computed contributions from the Company and subsidiaries, except for TAM. Contributions to TAM's retirement plan are computed at 11% of eligible employees' basic salaries. The pension funds are managed by Dana Pensiun Astra and Dana Pensiun Toyota Astra Motor.

The latest actuarial valuation of the retirement plan dated 31 December 2002, prepared by PT Dayamandiri Dharmakonsilindo, independent actuaries, using the "Attained-Age-Normal" method uses the following assumptions:

	Per tahun/ *Per annum*	
Tingkat diskonto	13%	*Discount rate*
Tingkat kenaikan kompensasi tahunan	10%	*Annual rate of increase in compensation*

Hasil penilaian aktuaria pada tanggal 31 Desember 2002 adalah sebagai berikut:

The result of the actuarial valuation as of 31 December 2002 is as follows:

Nilai wajar aktiva	208,658	*Plan assets at fair value*
Kewajiban aktuaria	(144,292)	*Accumulated benefit obligations*
Kelebihan nilai wajar aktiva atas kewajiban aktuaria	64,366	*Excess of plan assets over accumulated benefit obligations*

Biaya pensiun yang dibebankan pada usaha berjumlah Rp 6 miliar pada tahun 2003 dan Rp 7,48 miliar miliar pada tahun 2002 dan disajikan dalam akun "beban usaha" (lihat Catatan 23) dan "beban pokok penghasilan".

Retirement benefits charged to operations amounted to Rp 6 billion in 2003 and Rp 7.48 billion in 2002 and are included in "operating expenses" (refer to Note 23) and "cost of revenues" accounts.

(Expressed in millions of Rupiah)

	2002	
Hutang jangka panjang:		*Current maturities of long-term debt:*
Hutang bank dan pinjaman lain-lain	894,907	*Bank and other loans*
Pinjaman dana reboisasi	278,093	*Reforestation loans*
Wesel bayar	100,893	*Notes payable*
Hutang lain-lain:		*Other payables:*
Pihak yang mempunyai hubungan istimewa	14,024	*Related parties*
Penghasilan tangguhan	69	*Unearned income*
Kewajiban pajak tangguhan	247	*Deferred tax liabilities*
Kewajiban diestimasi	4,710	*Provisions*
Jumlah kewajiban	1,691,595	***Total liabilities***
Hak minoritas atas aktiva bersih anak perusahaan	7	***Minority interest in net assets of subsidiaries***
Kewajiban bersih	101,111	***Net liabilities***

c. **Arus kas bersih** / c. ***Net cash flows***

	2002	
Arus kas dari aktivitas operasi		***Cash flows from operating activities***
Pembayaran kepada pemasok	(193,417)	*Payments to suppliers*
Penerimaan dari pelanggan	181,258	*Receipts from customers*
Penghasilan bunga yang diterima	308	*Interest income received*
Penerimaan dari aktivitas operasi lainnya	61,631	*Receipts from other operating activities*
Pembayaran untuk beban usaha	(19,723)	*Payments for operating expenses*
Pembayaran pajak penghasilan	(111)	*Payments for corporate income tax*
Arus kas bersih yang diperoleh dari aktivitas operasi	29,946	***Net cash flows provided from operating activities***
Arus kas dari aktivitas investasi		***Cash flows from investing activities***
Hasil penjualan aktiva tetap	207	*Proceeds from the sale of fixed assets*
Penambahan penyertaan	100	*Additions to investments*
Perolehan hutang tanaman industri dalam pengembangan	(3,202)	*addition to industrial timber plantation under development*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam usaha	(4,554)	*Acquisition of fixed assets and assets not used in operations*
Arus kas bersih yang digunakan untuk aktivitas investasi	(7,449)	***Net cash flows used in investing activities***
Arus kas dari aktivitas pendanaan		***Cash flows from financing activities***
Pembayaran bunga	(26,482)	*Interest paid*
Arus kas bersih yang digunakan untuk aktivitas pendanaan	(26,482)	***Net cash flows used in financing activities***
Penurunan bersih kas dan setara kas	(3,985)	***Net decrease in cash and cash equivalents***

(Expressed in millions of Rupiah)

	2002					
	JPY	US$	Euros	GBP	Others*	
Kewajiban						*Liabilities*
Pinjaman jangka pendek	(9,608,158,235)	(11,316,106)	(4,059,294)	-	-	*Short-term loans*
Hutang usaha	(2,146,586,150)	(41,229,915)	(15,609,991)	(483,554)	(274,494)	*Trade payables*
Hutang lain-lain	(160,807,291)	(40,459,556)	-	-	(46,236)	*Other payables*
Uang muka pelanggan dan penjualan	-	(644,415)	-	-	-	*Customer deposits and sales advances*
Biaya yang masih harus dibayar	(330,075,203)	(39,108,516)	-	-	-	*Accrued expenses*
Hutang bank dan lain-lain jangka panjang	(2,470,429,262)	(1,059,759,525)	-	-	(4,468)	*Long-term bank and other loans*
	(14,716,056,141)	(1,192,518,033)	(19,669,285)	(483,554)	(325,198)	
Aktiva/(kewajiban) bersih	(13,283,169,696)	(862,302,928)	(18,719,012)	(312,498)	(29,894)	*Net assets/(liabilities)*
Dalam ekuivalen Rupiah	(969,140)	(8,325,535)	(157,861)	(4,302)	(289)	*Rupiah equivalent*
Jumlah dalam Rupiah - bersih	(9,456,595)					*Total in Rupiah – net*

* Aktiva dan kewajiban dalam mata uang asing lainnya disajikan dalam jumlah yang setara dengan US Dolar dengan menggunakan kurs pada tanggal neraca.

* *Assets and liabilities denominated in other foreign currencies are presented as US Dollar equivalents using the exchange rate prevailing at balance sheet date.*

32. KONDISI EKONOMI

Indonesia mengalami kesulitan ekonomi berkepanjangan yang diperburuk dengan melemahnya ekonomi global pada tahun 2003 dan 2002. Pemulihan stabilitas ekonomi di Indonesia sangat tergantung pada efektifitas kebijakan yang diambil pemerintah, keputusan lembaga pemberi pinjaman internasional, perubahan dalam kondisi ekonomi global dan faktor-faktor lain, termasuk perkembangan peraturan dan politik, yang berada di luar kendali Perseroan dan anak perusahaan.

Kondisi tersebut mengakibatkan ketidakpastian ekonomi dan politik yang berkelanjutan. Laporan keuangan ini tidak memasukkan penyesuaian yang berkaitan dengan ketidakpastian tersebut.

32. ECONOMIC CONDITIONS

Indonesia has been experiencing a prolonged period of economic difficulty which has been compounded in 2003 and 2002 by a downturn in the global economy. Indonesia's return to economic stability is dependant to a large extent on the effectiveness of measures taken by the Government, decisions of international lending organisations, changes in global economic conditions and other factors including regulatory and political developments, which are beyond the Company's and subsidiaries' control.

These circumstances give rise to continued economic and political uncertainties. No adjustments relating to these uncertainties have been included in the accompanying financial statements.

33. PERISTIWA SETELAH TANGGAL NERACA

Pembelian PT Gaya Motor

Pada tanggal 15 April 2003 Perseroan menandatangani dokumen Akta Jual Beli Saham untuk pembelian 1.500 saham prioritas dan 42.635 saham biasa yang dikeluarkan oleh PT Gaya Motor ("GM") dari PT Rajawali Nusantara Indonesia ("Rajawali"). Dengan pembelian tersebut, kepemilikan Perseroan di GM meningkat menjadi 99,95%.

33. SUBSEQUENT EVENT

Purchase of PT Gaya Motor

On 15 April 2003, the Company signed a Sale and Purchased Agreement for the purchase of 1,500 shares of preferen stock and 42,635 shares of common stock which were issued by PT Gaya Motor ("GM") from PT Rajawali Nusantara Indonesia ("Rajawali") and caused the ownership of the Company in GM increased to 99.95%.

INFORMASI TAMBAHAN / *SUPPLEMENTARY INFORMATION*

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 31 MARCH 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
AKTIVA			***ASSETS***
AKTIVA LANCAR			***CURRENT ASSETS***
Kas dan setara kas	601,196	820,861	*Cash and cash equivalents*
Investasi jangka pendek	1,134	1,736	*Short-term investments - net*
Piutang usaha : (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 7.013 pada 31/03/2003 dan Rp 9.262 pada 31/03/2002)			*Trade receivables : (net of provision for doubtful accounts of Rp 7,013 at 31/03/2003 and Rp 9,262 at 31/03/2002)*
- Pihak yang mempunyai hubungan istimewa	35,199	70,634	*Related parties -*
- Pihak ketiga	808,805	1,064,141	*Third parties -*
Piutang lain-lain (setelah dikurangi penyisihan piutang ragu-ragu sebesar Rp 8.798 pada 31/03/2003 dan Rp 2.469 pada 31/03/2002)	108,687	30,538	*Other receivables (net of provision for doubtful accounts of Rp 8,798 at 31/03/2003 and Rp 2,469 at 31/03/2002)*
Persediaan	849,944	851,568	*Inventories*
Uang muka	59,506	80,126	*Advances*
Pajak dibayar di muka	120,607	78,288	*Prepaid taxes*
Biaya dibayar di muka	30,675	27,439	*Prepaid expenses*
Jumlah aktiva lancar	**2,615,753**	**3,025,331**	***Total current assets***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 31 MARCH 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
KEWAJIBAN DAN EKUITAS			***LIABILITIES AND EQUITY***
KEWAJIBAN JANGKA PENDEK			***CURRENT LIABILITIES***
Hutang usaha :			*Trade payables :*
- Pihak yang mempunyai hubungan istimewa	789,011	942,242	*Related parties -*
- Pihak ketiga	119,454	112,848	*Third parties -*
Hutang lain-lain	62,821	46,068	*Others payables*
Uang muka pelanggan dan penjualan	120,309	79,721	*Customer deposits and sales advances*
Hutang pajak	18,494	15,703	*Taxes payable*
Biaya yang masih harus dibayar	362,024	454,109	*Accrued expenses*
Penghasilan tangguhan	15,457	23,753	*Unearned income*
Bagian hutang jangka panjang yang jatuh tempo dalam waktu satu tahun :			*Current maturities of long-term debt :*
- Hutang bank dan pinjaman lain-lain	539,429	886,183	*Bank and other loans -*
- Obligasi	343,540	562,892	*Bonds -*
Jumlah kewajiban jangka pendek	**2,370,539**	**3,123,519**	***Total current liabilities***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / *PARENT COMPANY ONLY*

NERACA
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah, kecuali nilai nominal per saham)

BALANCE SHEETS
AS AT 31 MARCH 2003 AND 2002
(Expressed in millions of Rupiah, except par value per share)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
EKUITAS			***EQUITY***
Modal saham			*Share capital*
Modal dasar - 6.000.000.000 saham dengan nilai nominal Rp 500 per saham			*Authorised - 6,000,000,000 shares with par value of Rp 500 per share*
Modal ditempatkan dan disetor penuh - 4.013.783.116 pada 31/03/2003 dan 2.558.316.160 pada 31/03/2002	2,006,892	1,279,158	*Issued and fully paid 4,013,783,116 shares at 31/03/2003 and 2,558,316,160 shares at 31/03/2002*
Tambahan modal disetor	1,154,361	357,796	*Additional paid-in capital*
Selisih penilaian kembali aktiva tetap	430,121	430,121	*Fixed assets revaluation reserve*
Selisih transaksi restrukturisasi entitas sepengendali	124,361	124,361	*Difference arising from restructuring transactions among entities under common control*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	1,406,057	1,372,410	*Capital transaction of affiliates*
Akumulasi selisih kurs karena penjabaran laporan keuangan	(6,576)	(6,576)	*Exchange difference due to financial statement translation*
Penyesuaian nilai wajar investasi	(359,366)	(282,866)	*Investment fair value revaluation*
Saldo laba telah di tentukan penggunaannya	4,700	4,700	*Appropriated retained earnings*
Saldo laba	3,982,356	617,524	*Retained earnings*
Jumlah ekuitas	**8,742,906**	**3,896,628**	***Total equity***
JUMLAH KEWAJIBAN DAN EKUITAS	**17,253,818**	**14,102,960**	***TOTAL LIABILITIES AND EQUITY***

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

**LAPORAN PERUBAHAN EKUITAS
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)**

***STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED
31 MARCH 2003 AND 2002
(Expressed in millions of Rupiah)***

	Modal Saham/ *Share capital*	Tambahan modal disetor / *Additional paid in capital*	Selisih penilaian kembali aktiva tetap/ *Fixed assets revaluation reserve*	Selisih transaksi restukturisasi entitas sepengendali/ *Difference arising from restructuring transactions among entities under common control*	Selisih transaksi perubahan ekuitas perusahaan afiliasi / *Capital transactions of affiliates*	Akumulasi selisih kurs karena penjabaran laporan keuangan / *Exchange difference due to financial statement translation*	Akumulasi penyesuaian nilai wajar investasi / *Investment fair value revaluation reserve*	Saldo laba telah ditentukan penggunaannya / *Appropriated retained earnings*	Saldo laba/ (defisit) yang belum ditentukan penggunaannya / *Unappropriated retained earnings/ (accumulated losses)*	Jumlah / *Total*	
Saldo 1 Januari 2002	1,269,090	339,113	430,121	124,361	1,376,832	(6,576)	(345,957)	4,700	(482,234)	2,709,450	*Balance, 1 January 2002*
Laba bersih	-	-	-	-	-	-	-	-	1,099,758	1,099,758	*Net loss*
Penerbitan saham	10,068	-	-	-	-	-	-	-	-	10,068	*Shares issued*
Tambahan modal disetor	-	18,683	-	-	-	-	-	-	-	18,683	*Additional paid in capital*
Selisih transaksi perubahan ekuitas perusahaan afiliasi	-	-	-	-	(4,422)	-	-	-	-	(4,422)	*Capital transactions of affiliates*
Penyesuaian nilai wajar investasi	-	-	-	-	-	-	63,091	-	-	63,091	*Investment fair value revaluation*
Saldo 31 Maret 2002	1,279,158	357,796	430,121	124,361	1,372,410	(6,576)	(282,866)	4,700	617,524	3,896,628	*Balance, 31 March 2002*

INFORMASI TAMBAHAN / SUPPLEMENTARY INFORMATION

PT ASTRA INTERNATIONAL Tbk
INDUK PERUSAHAAN SAJA / PARENT COMPANY ONLY

LAPORAN ARUS KAS
UNTUK PERIODE YANG BERAKHIR
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED
31 MARCH 2003 AND 2002
(Expressed in millions of Rupiah)

	2003 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
Arus kas dari aktivitas operasi :			*Cash flows from operating activities :*
Penerimaan dari pelanggan	4,386,600	4,548,004	*Receipts from customers*
Penghasilan bunga yang diterima	33,028	26,716	*Interest income received*
Pembayaran kepada pemasok	(3,709,856)	(4,142,994)	*Payments to suppliers*
Pembayaran kepada karyawan	(148,371)	(102,610)	*Payments to employees*
Pembayaran untuk beban usaha	(304,982)	(196,188)	*Payments for operating expenses*
Pembayaran pajak penghasilan	(1,752)	(27,386)	*Payments of corporate income tax*
Penerimaan/(pembayaran) untuk aktivitas operasi lainnya	6,991	(43,085)	*Receipts/(payments) for other operating activities*
Arus kas bersih yang diperoleh dari aktivitas operasi	261,658	62,457	*Net cash flows provided from operating activities*
Arus kas dari aktivitas investasi :			*Cash flows from investing activities :*
Penurunan penempatan jangka pendek	-	982	*Reduction in short-term investments*
Hasil penjualan aktiva tetap	41	2,870	*Proceeds from sale of fixed assets*
Perolehan aktiva tetap dan aktiva yang belum digunakan dalam operasi	(17,144)	(845)	*Acquisitions of fixed assets and assets not yet used in operations*
Penambahan biaya tangguhan	(44,675)	(31)	*Addition to deferred charges*
Penerimaan dari penjualan investasi jangka panjang	-	25,351	*Proceeds from sale of long-term investments*
Kas bersih sebelum pendapatan luar biasa	(61,778)	28,327	*Cash received before extraordinary income*
Pendapatan luar biasa	-		*Extraordinary income*
Arus kas bersih yang (digunakan untuk)/ diperoleh dari aktivitas investasi	(61,778)	28,327	*Net cash flows (used in)/provided from investing activities*

INFORMASI TAMBAHAN / *SUPPLEMENTARY INFORMATION*

PT ASTRA INTERNATIONAL Tbk.
INDUK PERUSAHAAN SAJA/*PARENT COMPANY ONLY*

REKONSILIASI LABA BERSIH
UNTUK TIGA BULAN YANG BERAKHIR
31 MARET 2003 DAN 2002
(Dinyatakan dalam jutaan Rupiah)

RECONCILIATION OF NET INCOME
FOR THE THREE MONTHS ENDED
31 MARCH 2002 AND 2001
(Expressed in millions of Rupiah)

Rekonsiliasi antara laba bersih konsolidasian dan laba bersih Perseroan adalah sebagai berikut:

A reconciliation between net income in the consolidated statements of income and net income in the statements of income of the Company is as follows:

	2002 Tidak Diaudit/ *Unaudited*	2002 Tidak Diaudit/ *Unaudited*	
Laba bersih konsolidasian	842,312	1,114,089	*Net income per consolidated statements of income*
Rekonsiliasi:			*Reconciliation:*
Kerugian melebihi nilai investasi pada anak perusahaan	-	(14,331)	*Losses in excess of the investments in subsidiaries*
Laba bersih Perseroan (induk perusahaan saja)	842,312	1,099,758	*Net income of the Company (parent company only)*

No. 82-3163



C C - Fin
04/25/2003 05:31 PM



To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: ADDITIONAL INFORMATION RELATING TO THE ANNUAL REPORT 2002

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 83 OF 25.04.2003
Announcement No. 111


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

ADDITIONAL INFORMATION RELATING TO THE ANNUAL REPORT 2002

Cycle & Carriage Limited ("Company") wishes to announce the following additional information relating to the Company's Annual Report for the financial year ended 31 December 2002:

Rule 710(2)(b) of the Listing Manual : Best Practices Guide

The Company has embraced the Best Practices Guide on dealings in securities issued by the Singapore Exchange Securities Trading Limited as part of the Company's internal control system. In particular, directors and officers who sit on the boards of its subsidiaries are required to report their dealings in shares of the Company and its listed subsidiary, and are to refrain from dealing in the Company's shares during the period commencing one month before the announcement of the Company's annual or half year results, as the case may be, and ending on the date of announcement of the relevant results, or when they are in possession of unpublished material price-sensitive information of the Group. This policy also forms a part of the Company's Corporate Code of Ethics for employees.

With the onset of quarterly reporting by the Company from 2003, the Company's internal guide on securities dealings has been updated to provide, among others, that directors and employees who are in possession of unpublished material price-sensitive information should not deal in the Company's securities on short term considerations or during the period commencing on the day next following the close of the relevant quarter of the financial year or the financial year, as the case may be, and ending on the date of announcement of the relevant results.

Submitted by Ho Yeng Tat, Group Company Secretary on 25/04/2003 to the SGX

No. 82-3163



C C - Fin
04/09/2003 06:12 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: SUMMARY REPORT 2002



There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 60 OF 09.04.2003
Announcement No. 60


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

SUMMARY REPORT 2002

Cycle & Carriage Limited (the "Company") informs that some data relating to a director's shareholding interests in a related company was inadvertently omitted during production of the Company's Summary Report 2002, which were despatched to shareholders on 21 March 2003. The table of directors' interests in the ordinary shares of the Company and related companies at page 20 of the Summary Report 2002 should instead be replaced with the table below. The Company regrets any inconvenience caused.

Directors' Interests

As at 31 December 2002, the directors of the Company had interests set out below in the ordinary shares of the Company and related companies. These were direct interests except where otherwise indicated.

Name of director/ Par value per share	The Company#	Jardine Matheson	Jardine Strategic	Dairy Farm	Mandarin Oriental	MCL Land+
	S$1	US$0.25	US$0.05	US$0.05 5/9	US$0.05	S
Anthony Nightingale	-	751,678	16,875	24,375	-	
Boon Yoon Chiang	-	20,000	-	-	-	
Philip Eng	10,000	-	-	-	-	35,0
Brian Keelan	-	37,634	250,000	163,800	115,000	
Adam Keswick	-	817,654	-	-	-	
		24,765,725*				
Neville Venter	10,541	-	-	-	-	
Owen Howell-Price	-	-	-	56,614	-	

* Deemed interest in shares held by a discretionary family trust in which Adam Keswick is a potential ultimate beneficiary.

At 31 December 2001, Philip Eng and Neville Venter had interests in 10,000 and 10,345 ordinary shares respectively.

+ At 31 December 2001, Philip Eng had interest in 35,000 ordinary shares.

The above information will be reflected in the Company's Annual Report 2002 which will be dispatched to its shareholders on or around 17 April 2003.

Submitted by Ho Yeng Tat, Group Company Secretary on 09/04/2003 (DD/MM/YYYY) to the SGX

No. 82-3163



C C - Fin
04/09/2003 12:41 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Notice Of Extraordinary General Meeting

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 15 OF 09.04.2003
Announcement No. 15



CYCLE & CARRIAGE **CYCLE & CARRIAGE LIMITED**

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held in The Mandarin Court, Fourth Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Tuesday, 6 May 2003 at 11:30 a.m. (or as soon thereafter as the 34th Annual General Meeting of the Company to be held at 11.15 a.m. on the same day and at the same place is concluded or adjourned) for the purpose of considering and, if thought fit, passing Resolution 1 below which will be proposed as a Special Resolution, and Resolutions 2, 3 and 4 below which will be proposed as Ordinary Resolutions:

SPECIAL RESOLUTION
Resolution 1: Amendments to the Company's Articles of Association

That Articles 4, 19(a), 90, 91, 92, 93, 94, 108, 109, 111, 144, 157, 158 and 159 of the Articles of Association of the Company be and are hereby amended in the manner, and to the extent, set out in Appendix A of the Company's Circular to Shareholders dated 9 April 2003.

ORDINARY RESOLUTION
Resolution 2: Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time of the passing of this Resolution, after adjusting for:

  (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of this Resolution; and

  (b) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

ORDINARY RESOLUTION
Resolution 3: Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Cap. 50 (the "**Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of $1.00 each in the capital of the Company ("**Shares**") not exceeding in aggregate the Prescribed Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

  (i) market purchases (each a "**Market Purchase**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

  (ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access schemes as may be determined or formulated by the Directors as they consider fit, which schemes shall satisfy all the conditions prescribed by the Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the passing of this Resolution and expiring on the earlier of:

  (i) the date on which the next Annual General Meeting of the Company is held; or

  (ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Prescribed Limit**" means 10% of the issued ordinary share capital of the Company as at the

date of the passing of this Resolution; and

"**Maximum Price**" in relation to a Share to be purchased, means an amount (*excluding* brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

(i) in the case of a Market Purchase : 105% of the Average Closing Price

(ii) in the case of an Off-Market Purchase : 120% of the Highest Last Dealt Price

where:

"**Average Closing Price**" is the average of the closing market prices of a Share over the last five (5) market days on which transactions in the Shares were recorded, preceding the day of the Market Purchase, as deemed to be adjusted for any corporate action that occurs after the relevant five (5) market day period;

"**Highest Last Dealt Price**" means the highest price transacted for a Share as recorded on the market day on which there were trades in the Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the purchase of Shares from shareholders stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"**market day**" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

ORDINARY RESOLUTION
<u>Resolution 4: New General Mandate for Interested Person Transactions</u>

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9** ") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are considered to be "entities at risk" under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in the Company's Circular to Shareholders dated 9 April 2003 (the "**Circular**"), with any party who is of the classes of Interested Persons described in the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions (the "**New General Mandate**");

(b) the New General Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the New General Mandate and/or this Resolution.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 9 April 2003

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. An instrument appointing a proxy must be deposited at the office of the Company's share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, not less than 48 hours before the time for holding the Extraordinary General Meeting.

3. The Company intends to use internal sources of funds, external borrowings, or a combination of internal resources and external borrowings, to finance purchases of its Shares. For illustrative purposes only, the financial effects of an assumed purchase or acquisition by the Company, on 28 March 2003, of 24,151,063 Shares (representing 10% of its issued ordinary share capital as at that date) at a purchase price equivalent to the Maximum Price for each Share, in the case of a Market Purchase and an Off-Market Purchase respectively, based on the audited accounts of the Group and the Company for the financial year ended 31 December 2002, and certain other assumptions, are set out in Paragraph 4.8 and Appendix B of the Company's Circular to Shareholders dated 9 April 2003 in respect of the Extraordinary General Meeting.

Submitted by Ho Yeng Tat, Group Company Secretary on 09/04/2003 to the SGX

No. 82-3163



C C - Fin
04/07/2003 06:03 PM

To: SESPRESS, SESSUB
cc: C C - Fin/X1B5100/LST/MASNET/SG@MASNET
Subject: Announcement of Malaysian Associated Company, Cycle & Carriage Bintang Berhad

There is an announcement from CYCLE & CARRIAGE LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 58 OF 07.04.2003
Announcement No. 72


CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

Announcement of Malaysian Associated Company, Cycle & Carriage Bintang Berhad

We append below for information an announcement released by our Malaysian associated company, Cycle & Carriage Bintang Berhad, to the Kuala Lumpur Stock Exchange today.

"QUOTE"

General Announcement
Reference No **C&-030407-58969**

Company Name	:	CYCLE & CARRIAGE BINTANG BERHAD
Stock Name	:	CCB
Date Announced	:	07/04/2003

Type	:	**Announcement**
Subject	:	**Purported Legal Claim**

Contents:

On 2 April 2003, Cycle & Carriage Bintang Berhad ("CCB") received an unsealed copy of an Originating Summons from the solicitors of Hup Lee Coachbuilders Holdings Sdn Bhd ("Hup Lee"). CCB has accordingly been advised by its lawyers that this does not amount to a proper service of legal process and no official response to Hup Lee's solicitors is required at this juncture.

According to the unsealed Originating Summons, Hup Lee is allegedly claiming RM5 million plus interest accrued thereon being wrongful payment made by Hup Lee to CCB in 1997 in respect of some units of bus chassis supplied by CCB to Transit Link Sdn

Bhd ("Transit Link") with whom CCB currently has an on-going claim as detailed below. Hup Lee was then the appointed bus body builder of Transit Link.

CCB, as advised by its lawyers, is of the view that this intimated claim is without substantive merit and when served with the sealed Originating Summons, will proceed to vigorously defend and take the requisite action to have the purported claim dismissed.

On a separate note, CCB has taken legal action against Transit Link for the recovery of RM15.2 million for the supply of bus chassis to Transit Link. Consent Judgement has been obtained by CCB against Transit Link and CCB is in the midst of execution proceedings against Transit Link. The status of this legal suit has been updated regularly in CCB's quarterly profit announcements.

"UNQUOTE"

Submitted by Ho Yeng Tat, Group Company Secretary on 07/04/2003 to the SGX

Circular dated 9 April 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker or other professional adviser immediately.

If you have sold all your shares in the capital of Cycle & Carriage Limited, you should immediately hand this Circular and the enclosed Proxy Form to the stockbroker or agent through whom you effected the sale for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.



CYCLE & CARRIAGE

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE FOLLOWING PROPOSALS:

(1) THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION
(2) THE SHARE ISSUE MANDATE
(3) THE SHARE PURCHASE MANDATE
(4) THE NEW GENERAL MANDATE FOR INTERESTED PERSON TRANSACTIONS

Independent Financial Adviser
in relation to
the proposed New General Mandate for Interested Person Transactions


GK
G. K. GOH

G. K. GOH STOCKBROKERS PTE LTD

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	4 May 2003 at 11:30 a.m.
Date and time of Extraordinary General Meeting	:	6 May 2003 at 11:30 a.m. (or as soon thereafter as the 34th Annual General Meeting of the Company to be held at 11:15 a.m. on the same day and at the same place is concluded or adjourned)
Place of Extraordinary General Meeting	:	The Mandarin Court Fourth Floor, Grand Tower Meritus Mandarin Singapore 333 Orchard Road Singapore 238867

DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	The Articles of Association of the Company
"Board"	The Board of Directors of the Company
"Company"	Cycle & Carriage Limited
"Companies Act"	The Companies Act, Chapter 50 of Singapore
"CDP"	The Central Depository (Pte) Limited
"Directors"	The Directors of the Company
"EGM"	The Extraordinary General Meeting of the Company, notice of which is set out on pages 45 to 47 of this Circular
"Group"	The Company and its subsidiaries
"Latest Practicable Date"	28 March 2003, being the latest practicable date prior to the printing of this Circular
"Listing Manual"	The Listing Manual of the SGX-ST
"NTA"	Net tangible assets
"SGX-ST"	Singapore Exchange Securities Trading Limited
"Shares"	Ordinary shares of $1.00 each in the capital of the Company
"Shareholders"	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares, mean the persons to whose securities accounts maintained with CDP are credited with the Shares
"substantial shareholder"	In relation to a Singapore incorporated company that is listed on the SGX-ST, a person who has an interest in not less than 5% of the issued voting shares of that listed company
"Take-over Code"	The Singapore Code on Take-overs and Mergers
"$" and **"cents"**	Singapore dollars and cents
"%"	Percentage or per centum

The terms "**Depositor**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

CONTENTS

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

Directors:

Anthony J L Nightingale *(Chairman)*
Boon Yoon Chiang *(Deputy Chairman)*
Philip Eng Heng Nee *(Group Managing Director)*
Tan Sri Abdul Halim bin Ali
Hassan Abas
Alan Yeo Chee Yeow
Vimala Menon
Neville Barry Venter *(Group Finance Director)*
Lim Ho Kee
Chang See Hiang
Brian Richard Keelan
Adam Phillip Charles Keswick *(Group Strategy Director)*
Owen P Howell-Price *(Alternate to Anthony J L Nightingale)*

Registered Office:

239 Alexandra Road
Singapore 159930

To the Shareholders of
CYCLE & CARRIAGE LIMITED

9 April 2003

Dear Sir/Madam

1. INTRODUCTION

1.1 Summary

With the coming into operation of a new Listing Manual from July 2002, there have been various changes to listing rules of the SGX-ST that were formerly in effect. They include changed requirements regulating the contents of articles of association of a listed company, refinements to the general share issue mandate that a listed company may obtain from it shareholders, and the introduction of a requirement for an independent financial adviser's opinion to be obtained with respect to a proposed shareholders' general mandate for interested person transactions.

Subsequent amendments were made in January 2003 to certain of the listing rules in the Listing Manual, including revisions to the rules relating to a general share issue mandate and clarification of the rules governing interested person transactions.

Accordingly, the EGM has been convened to seek Shareholders' approval for the following proposals:

(a) to amend various provisions of the Company's Articles of Association to take into account changes to the listing rules of the SGX-ST and generally to update the Articles;

(b) to adopt a share issue mandate for the issue of shares, as well as securities convertible into shares, as permitted by the revised listing rules of the SGX-ST;

(c) to adopt a mandate to authorise the Directors to exercise powers of the Company to purchase or acquire its issued Shares upon, and subject to, the terms of such mandate; and

(d) to adopt an updated general mandate for transactions with the Company's interested persons, which also takes into account the changes to the listing rules of the SGX-ST with respect to interested person transactions.

1.2 This Circular

This Circular provides Shareholders with the reasons for, and information relating to, the proposals.

2. THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION

2.1 Background

The new Listing Manual of the SGX-ST which became operational in July 2002 specifies, *inter alia*, various continuing listing requirements relating to matters such as the contents of articles of association of listed companies, administration matters relating to certificates for shares (such as registration of transfers of physical scrip), and the issue of securities or additional securities (such as by way of a general share issue mandate), which differ in some respects from previous corresponding listing rules of the SGX-ST. In December 2002, the SGX-ST announced amendments to certain listing rules in the Listing Manual. These amendments, which took effect from 3 January 2003, included revisions to the listing rules in the Listing Manual relating to a share issue mandate.

The Company is therefore proposing to update the Articles generally to reflect the current requirements of the SGX-ST. The opportunity is also being taken to update certain other provisions of the Articles.

2.2 Amendments proposed to the Articles

Paragraphs (a) to (e) below describe the amendments that are proposed to update the Articles to reflect Listing Manual requirements, while paragraphs (f) to (i) below describe the amendments that are proposed by way of general updating of the Articles. The existing provisions of the Articles that are recommended for amendment, and the amendments to be made thereto, are set out in **Appendix A** of this Circular.

Updating the Articles to reflect Listing Manual requirements

(a) Article 4(a)(i)

Article 4(a)(i) stipulates that no shares in the capital of the Company may be issued to transfer a controlling interest in the Company without the prior approval of the members of the Company in a general meeting. This stipulation is proposed to be deleted as it is no longer required by the Listing Manual to be included in the Articles. Consequently, the Company would no longer be required to obtain Shareholders' specific approval for an issuance of shares that would otherwise come within the ambit of Article 4(a)(i), for example, where the Company already has a subsisting general share issue mandate permitting the issuance of shares up to 20% of its issued share capital other than on a *pro-rata* basis to Shareholders.

The deletion of Article 4(a)(i) would not, however, eliminate compliance obligations with applicable listing requirements of the SGX-ST that govern such matters. For instance, as a general principle, it is provided in Rule 803 of the Listing Manual that a listed company may not issue securities (which would include shares, options, warrants and other instruments convertible into shares) to transfer a controlling interest in the listed company without the prior approval of its shareholders in general meeting. Under the Listing Manual, a person who holds directly or indirectly 15% or more of the nominal amount of all voting shares in a listed company would *prima facie* be regarded as having a "controlling interest" in that company.

(b) Article 4(c)

Article 4(c) currently provides that the Company may by Ordinary Resolution give to the Directors a general authority to issue shares in the capital of the Company, provided that the aggregate number of such shares does not exceed 50% of the issued share capital of the Company for the time being (the "**50% limit**"), of which the aggregate number of shares to be issued other than on a *pro-rata* basis to Shareholders does not exceed 20% of the issued share capital of the Company for the time being (the "**20% sub-limit**").

The listing rules of the SGX-ST governing a general mandate for share issues have been revised from 3 January 2003 to permit a listed company to include within the scope of such a mandate, the issue of securities convertible into shares and the issue of shares arising from such convertible securities.

In order to provide the Company with the flexibility now permitted by the SGX-ST with respect to the obtaining of a general share issue mandate from Shareholders, it is proposed that Article 4(c) be expanded to extend the general authority which may be given to the Directors under a general share issue mandate, to (i) encompass the making or granting of offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued (including the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares); and (ii) notwithstanding that such authority may have ceased to be in force, issue shares in pursuance of any Instrument made or granted while the authority was in force. The aggregate number of shares that may be issued pursuant to such authority, including shares issuable in pursuance of Instruments made or granted under such authority, will continue to be subject to the 50% limit and the 20% sub-limit as calculated in accordance with Article 4(c) (as proposed to be amended in the manner described below).

Article 4(c) is also proposed to be amended to make it clear that (unless otherwise prescribed by the SGX-ST), the amount of shares and convertible securities that may be issued pursuant to a general share issue mandate is to be calculated based on the Company's issued share capital at the time the resolution authorising the general share issue mandate is passed, taking into account (i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the mandate is passed; and (ii) any subsequent consolidation or subdivision of shares. This amendment would serve to align the basis of computation with the requirements of the SGX-ST.

It is to be noted that under current requirements of the SGX-ST, a listed company cannot rely on a general share issue mandate for the issue of convertible securities in certain circumstances, for instance, where the maximum number of shares to be issued on conversion cannot be determined at the time of the issue of the convertible securities. Additionally, the SGX-ST may require specific approval of shareholders to be obtained in circumstances where securities are to be issued to parties regarded to be connected to directors or substantial shareholders of a listed company. Thus, Article 4(c), as expanded, will also make it clear that the Company will comply with applicable listing requirements of the SGX-ST, unless such compliance has been waived by the SGX-ST.

The proposed amendments to Article 4(c) will facilitate the grant of a share issue mandate, as described in Paragraph 3 below.

(c) Article 19

Article 19 is proposed to be amended to reflect present requirements of the Listing Manual relating to the time-line (which has been reduced from 15 market days to 10 market days) by which a share certificate has to be issued and ready for delivery following lodgement of a registrable transfer of physical scrip.

(d) Article 157

Article 157 relates to the obtaining of Shareholders' prior approval for the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company. As such a provision is no longer required by the Listing Manual to be included in the Articles, it is proposed that Article 157 be deleted, and existing Article 158 be renumbered accordingly. Notwithstanding the deletion of Article 157 from the Articles, where so required by the Companies Act, the Listing Manual or other applicable laws and regulations, the relevant authorisation or sanction (including Shareholders' approval) would have to be sought by the Company in respect of the payment of any fee or commission to the liquidator in a members' voluntary liquidation of the Company.

(e) Article 159

Article 159 relates to the obtaining of the prior written approval of the SGX-ST for alterations to the Articles. As this provision is no longer required by the Listing Manual to be included in the Articles, it is proposed that Article 159 be deleted. Notwithstanding the deletion of Article 159 from the Articles, it will still be necessary, under current requirements of the SGX-ST, for the Company to obtain the prior clearance of the SGX-ST for any alterations to the Articles.

General updating of the Articles

(f) Articles 90 to 92, 93(b) and 94

Articles 90 to 92 relate to the appointment and office of a Managing Director of the Company. Presently, the Articles exempt a Managing Director from periodic retirement by rotation of the Directors. It is proposed that, in line with corporate governance best practices principles, Articles 90 to 92 be amended to include a Director holding the office of Managing Director or equivalent position for retirement by rotation, as with all other Directors who are subject to periodic retirement by rotation, and to make it clear that while the Managing Director would cease to hold such office automatically if, for any reason he ceases to be a Director, a person who ceases to be a Director would not, *ipso facto*, cease to hold any other executive position, unless the contract or resolution under which he holds office shall expressly state otherwise. Consequential amendments are proposed for the realignment of provisions in Article 93(b) (relating to the automatic vacation of office by a Director) and Article 94 (relating to the retirement by rotation of Directors).

(g) Article 108

Article 108 provides for Directors' decisions to be effected by way of resolutions in writing. Currently, Article 108 requires Directors' resolutions in writing to be signed (as approved) by all the Directors for the time being in Singapore for such resolutions to be effective. It is proposed that Article 108 be amended for the facilitation of the Board's decision making process by providing for such resolutions to be passed by a majority of the Directors (including the Chairman or his alternate Director or such other Director as the Chairman may nominate in writing for the purpose of Article 108), and for the approval of Directors to such resolutions to be effected by electronic means (in addition to the existing traditional forms of signing and signature) so as to take advantage of technological advances to enhance business efficacy generally.

(h) Articles 109 and 111

Articles 109 and 111 relate to committees of the Board. Presently, such committees may comprise only Directors. It is proposed that these provisions relating to committees of the Board be expanded to allow for co-option, where the Directors consider appropriate, of persons other than Directors to such committees, in order to provide the Company with greater flexibility in harnessing relevant expertise from outside as well as within the Company.

(i) Article 144

Article 144 provides that the interval between the close of the Company's financial year and the issue of audited accounts to be laid before the Company in general meeting shall not exceed five months or such other period as may be permitted by the Companies Act. It is proposed that Article 144 be amended to cater for changes in applicable laws and/or listing requirements of the SGX-ST to the time-line for an Annual General Meeting to be held by a listed company. Currently, a listed company is required to hold its Annual General Meeting within five months after the close of its financial year. Going forward, such time-line will be shortened to four months.

2.3 **Recommendation**

The amendments to the Articles are subject to the approval of Shareholders, and will be proposed as a Special Resolution ("**Resolution 1**") at the EGM.

The Directors are of the view that the proposed amendments to the Articles, which are essentially facilitative in nature and take into account changes in the regulatory framework, are in the best interests of the Company. They accordingly recommend that Shareholders vote in favour of Resolution 1 at the EGM.

3. THE SHARE ISSUE MANDATE

3.1 The proposed general mandate for share issues

The amendments to the Articles described in Paragraph 2.2 above include amendments to Article 4(c) of the Articles. Subject to Article 4(c) being amended as proposed, the Company will be seeking Shareholders' approval at the EGM for a mandate (the "**Share Issue Mandate**") to be given to the Directors, to:

(a) issue shares, whether by way of rights, bonus or otherwise ("**shares**"); and/or

(b) make or grant Instruments that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures and other instruments convertible into shares,

and (notwithstanding that the authority so conferred may have ceased to be in force) to issue shares in pursuance of any Instrument made or granted by the Directors when the authority was in force.

3.2 Limits under the Share Issue Mandate

The aggregate number of shares that may be issued pursuant to the Share Issue Mandate, including shares to be issued pursuant to Instruments made or granted pursuant thereto, is limited to 50% of the issued share capital of the Company in aggregate, with a sub-limit of 20% for issues other than on a *pro-rata* basis to Shareholders. The 50% limit and 20% sub-limit will be calculated based on the Company's issued share capital at the time that the Share Issue Mandate is passed, taking into account:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the Share Issue Mandate is passed; and

(b) any subsequent consolidation or subdivision of shares.

The reference in paragraph (a) above to share options and share awards are to those (if any) granted by the Company pursuant to a share option scheme or share scheme that is governed by Part VIII of Chapter 8 of the Listing Manual.

In addition, in exercising the power to issue shares and/or make or grant Instruments (including the making of any adjustments under any relevant Instrument), the Company will comply with the provisions of the Listing Manual, unless such compliance has been waived.

3.3 Validity period of Share Issue Mandate

The proposed Share Issue Mandate will be tabled as an Ordinary Resolution ("**Resolution 2**") at the EGM. If approved, the Share Issue Mandate will take effect on the passing of Resolution 2 and continue in force until the next Annual General Meeting of the Company, unless prior thereto, issues are carried out to the full extent mandated or the Share Issue Mandate is revoked or varied by the Company in general meeting. Subject to its continued relevance to the Company, the Share Issue Mandate will be put to Shareholders for renewal at each subsequent Annual General Meeting of the Company.

3.4 Rationale and benefit

If approved, the Share Issue Mandate, in addition to the usual authority to issue shares, would enable the Directors to make or grant Instruments during the validity period of the Share Issue Mandate, and to issue shares in pursuance of such Instruments subject to the specified 50% limit and 20% sub-limit, without having to revert to Shareholders for a fresh approval.

A general (as opposed to a specific) approval for the Directors to make or grant Instruments will also enable the Company to act quickly and take advantage of market conditions. The expense and delay of otherwise having to convene general meetings of the Company to approve the making or granting of each specific Instrument would thus be avoided.

3.5 Recommendation

For the reasons stated in Paragraph 3.4 above, the Directors believe that the Share Issue Mandate in the extended form, as proposed, will be beneficial to, and in the best interests of, the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2 at the EGM.

4. THE SHARE PURCHASE MANDATE

4.1 Background

Any purchase or acquisition by the Company of its Shares has to be made in accordance with, and in the manner prescribed by, the Companies Act, the Listing Manual and such other laws and regulations as may, for the time being, be applicable.

It is proposed that a general and unconditional mandate be given to the Directors to exercise all powers of the Company to purchase or otherwise acquire its issued Shares upon and subject to the terms of such mandate (the "**Share Purchase Mandate**"). This proposal will be tabled as an Ordinary Resolution ("**Resolution 3**") at the EGM.

4.2 Rationale and benefit

The Share Purchase Mandate will give the Company the flexibility to undertake purchases of its issued Shares at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force. Share purchases provide the Company with a mechanism to facilitate the return of surplus cash over and above its ordinary capital requirements, in an expedient and cost-efficient manner. Share purchases will also allow the Directors greater flexibility over the Company's share capital structure with a view to enhancing the earnings and/or net asset value per Share.

4.3 Validity period of the authorisation

If approved by Shareholders at the EGM, the authority conferred by the Share Purchase Mandate will take effect from the passing of Resolution 3 relating thereto at the EGM, and, unless it is varied or revoked by the Company in general meeting prior to the Company's next Annual General Meeting following the EGM, will continue in force until the date of the next Annual General Meeting, whereupon it will lapse.

During the validity of the Share Purchase Mandate, the Directors may exercise the authority conferred by the Share Purchase Mandate from time to time or at any time, in accordance with its terms, to purchase or otherwise acquire issued Shares.

4.4 Share capital of the Company

Only issued Shares may be purchased or otherwise acquired by the Company pursuant to the authority conferred by the Share Purchase Mandate.

Issued share capital

As at the Latest Practicable Date, the Company had an issued capital of $241,510,630 comprising 241,510,630 Shares, all of which are fully paid.

Outstanding options

As at the Latest Practicable Date, there were outstanding (unexercised) rights to subscribe for an aggregate of 3,313,801 Shares comprised in options (collectively, "**Share Options**") granted to executives of the Group pursuant to:

(a) the Company's retired CCL Senior Executives' Share Option Scheme (which was discontinued on 31 December 1999); and

(b) the Company's current CCL Executives' Share Option Scheme 2000 (which became operative on 1 January 2000).

Save for the Shares which are issuable upon the exercise of outstanding Share Options, and further options that may be granted pursuant to the scheme in (b) above, no Shares are reserved for issue for any particular purpose as at the Latest Practicable Date.

4.5 The terms of the Share Purchase Mandate

The authority and limits placed on the purchase or acquisition of Shares by the Company under the Share Purchase Mandate are summarised below.

Maximum number of Shares

The total number of Shares that may be purchased shall not exceed 10% of the issued ordinary share capital of the Company as at the date of the EGM at which the Share Purchase Mandate is approved (the "**Approval Date**"). In the event that any of the Share Options (referred to in Paragraph 4.4 above) are exercised during the period between the Latest Practicable Date and the date of the EGM, only those new Shares that are allotted and issued by the Approval Date pursuant to the exercise of such Share Options will be taken into account for the purposes of determining the total number of Shares comprised in the issued ordinary share capital of the Company as at the Approval Date.

Duration of authority

Purchases of Shares may be made, at any time and from time to time, from the Approval Date up to the earlier of:

(a) the date (being a date after the Approval Date) on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date (being a date after the Approval Date) on which the authority contained in the Share Purchase Mandate is revoked or varied.

Manner of purchase

Purchases of Shares may be made by way of:

(a) market purchases ("**Market Purchases**"); and/or

(b) off-market purchases in accordance with an equal access scheme ("**Off-Market Purchases**").

Market Purchases refer to purchases of Shares by the Company effected on the SGX-ST, through one or more duly licensed stockbrokers appointed by the Company for the purpose.

Off-Market Purchases refer to purchases of Shares by the Company made under an equal access scheme or schemes for the purchase of Shares from Shareholders. The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the listing rules of the SGX-ST, and the Companies Act, as they consider fit in the interests of the Company in connection with or in relation to an equal access scheme or schemes. Under the Companies Act, an equal access scheme must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of issued Shares shall be made to every person who holds issued Shares to purchase or acquire the same percentage of their issued Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers are the same, except that there shall be disregarded:

  (aa) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements;

  (bb) (if applicable) differences in consideration attributable to the fact that offers relate to Shares with different amounts remaining unpaid; and

  (cc) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

Additionally, the Listing Manual provides that, in making an Off-Market Purchase, the Company must issue an offer document to all Shareholders which must contain, *inter alia*:

(1) the terms and conditions of the offer;

(2) the period and procedures for acceptances;

(3) the reasons for the proposed Share purchases;

(4) the consequences, if any, of Share purchases by the Company that will arise under the Take-over Code or other applicable takeover rules;

(5) whether the Share purchases, if made, would have any effect on the listing of the Shares on the SGX-ST; and

(6) details of any Share purchases made by the Company in the previous 12 months (whether Market Purchases or Off-Market Purchases), giving the total number of Shares purchased, the purchase price per Share or the highest and lowest prices paid for the purchases, where relevant, and the total consideration paid for the purchases.

Maximum Purchase Price

The purchase price (*excluding* brokerage, stamp duties, applicable goods and services tax and other related expenses) to be paid for the Shares will be determined by the Directors. However, the purchase price must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price; and

(b) in the case of an Off-Market Purchase pursuant to an equal access scheme, 120% of the Highest Last Dealt Price,

(the "**Maximum Price**") in either case, *excluding* related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of a Share over the last five (5) market days on which transactions in the Shares were recorded, preceding the day of the Market Purchase, as deemed to be adjusted for any corporate action that occurs after the relevant five (5) market day period;

"**Highest Last Dealt Price**" means the highest price transacted for a Share as recorded on the market day on which there were trades in the Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase;

"**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the purchase of Shares from Shareholders, stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"**market day**" means a day on which the SGX-ST is open for trading in securities.

4.6 Status of purchased or acquired Shares

Under the Companies Act, any Share which is purchased or acquired by the Company is deemed cancelled immediately on its purchase or acquisition, and all rights and privileges attached to that Share expire on cancellation. All Shares purchased or acquired by the Company will be automatically de-listed by the SGX-ST, and certificates in respect thereof will be cancelled and destroyed by the Company as soon as reasonably practicable following settlement of any such purchase or acquisition.

4.7 Source of funds

In purchasing or acquiring Shares, the Company may only apply funds legally available for such purchase or acquisition in accordance with the Articles and applicable laws in Singapore.

The Companies Act stipulates that any purchase or acquisition of Shares must be made out of the Company's distributable profits that are available for payment as dividends but excludes any amount in the share premium account and the capital redemption reserve fund.

The Company intends to use internal sources of funds, external borrowings, or a combination of internal resources and external borrowings, to finance purchases or acquisitions of its Shares.

4.8 Financial effects

The purchase price paid by the Company for the Shares (*excluding* brokerage, stamp duties, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of dividends by the Company.

The Company's total issued share capital will be diminished by the total nominal amount (or par value) of the issued Shares purchased or acquired by the Company. The amount by which the Company's issued share capital is diminished (on cancellation of Shares purchased or acquired) must be transferred to a reserve called the "capital redemption reserve". Such reserve may be applied by the Company in paying up any unissued shares to be allotted and issued to its Shareholders as fully paid bonus shares in the event that the Company implements a bonus issue of shares in the future.

Based on 241,510,630 Shares in issue as the Latest Practicable Date, the exercise in full of the Share Purchase Mandate will result in the purchase or acquisition of 24,151,063 Shares, representing 10% of the issued Shares. Assuming that the Company purchases or acquires the 24,151,063 Shares, in the case of Market Purchases, at the Maximum Price of $4.10 for each Share (being 105% of the Average Closing Price of a Share immediately preceding the Latest Practicable Date), the amount of funds required would be $99.0 million. In the case of an Off-Market Purchase of the 24,151,063 Shares at a Maximum Price of $4.78 for each Share (being 120% of the Highest Last Dealt Price of a Share immediately preceding the Latest Practicable Date), the amount of funds required would be $115.4 million.

Purely for illustrative purposes, on the basis of the assumptions set out above, and based on the audited accounts of the Group and the Company for the financial year ended 31 December 2002, and assuming that (i) Share purchases are made to the extent as aforesaid; (ii) such Share purchases are financed solely by borrowings; (iii) no options granted under the CCL Senior Executives' Share Option Scheme or the CCL Executives' Share Option Scheme 2000 were exercised between 1 January 2002 and the Latest Practicable Date; (iv) the Share Purchase Mandate had been effective on 1 January 2002; and (v) the Company had purchased the 24,151,063 Shares (representing 10% of its issued ordinary share capital at the Latest Practicable Date) on 1 January 2002, the impact of such purchases on the financial positions of the Group and Company is set out in the table in **Appendix B** of this Circular. As illustrated in the table, a Market Purchase or an Off-Market Purchase of the 24,151,063 Shares will have the effect of reducing the working capital and the NTA of the Company and the Group by the dollar value of the Shares purchased. In the case of the Market Purchase, the consolidated NTA per Share as at 31 December 2002 would increase from $4.35 to $4.36, and the consolidated basic earnings per Share of the Group for the financial year ended 31 December 2002 would increase from 96.3 cents to 105.2 cents per Share, after taking into account interest cost incurred. In the case of the Off-Market Purchase, the consolidated NTA per Share as at 31 December 2002 would decrease from $4.35 to $4.28, and the consolidated basic earnings per Share of the Group for the financial year ended 31 December 2002 would increase from 96.3 cents to 104.9 cents per Share, after taking into account interest cost incurred.

SHAREHOLDERS SHOULD NOTE THAT THE FINANCIAL EFFECTS SET OUT ABOVE ARE FOR ILLUSTRATIVE PURPOSES ONLY. IN PARTICULAR, IT IS IMPORTANT TO NOTE THAT THE ABOVE ILLUSTRATION IS BASED ON HISTORICAL YEAR 2002 NUMBERS AND IS NOT NECESSARILY REPRESENTATIVE OF FUTURE FINANCIAL PERFORMANCE.

Purchases or acquisitions of Shares by the Company pursuant to the Share Purchase Mandate will only be made in circumstances where it is considered to be in the best interests of the Company. It should be noted that purchases pursuant to the Share Purchase Mandate may not be carried out to the full 10% as mandated. Further, the Directors would emphasize that they do not propose to carry out purchases to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company or the Group, or result in the Company being delisted from the SGX-ST.

4.9 Taxation

Shareholders who are in doubt as to their respective tax positions or any tax implications, or who may be subject to tax in a jurisdiction outside Singapore, should consult their own professional advisers.

4.10 Listing rules

Any purchase or acquisition by the Company of its issued Shares pursuant to the Share Purchase Mandate will be reported by the Company in accordance with prevailing reporting requirements of the SGX-ST.

The Listing Manual restricts a listed company from purchasing shares by way of market purchases at a price per share which is more than 5% above the "average closing price", being the average of the closing market prices of the shares over the last 5 market days on which transactions in the shares were recorded, before the day on which the purchases were made, as deemed to be adjusted for any corporate action that occurs after the relevant 5-day period. The Maximum Price for a Share in relation to Market Purchases referred to in Paragraph 4.5 above complies with this requirement.

Although the Listing Manual does not prescribe a maximum price in relation to purchases of shares by way of off-market purchases, the Company has set a cap of 20% above the highest last dealt price of a Share as the Maximum Price for a Share to be purchased or acquired by way of an Off-Market Purchase.

While the Listing Manual does not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase or acquisition of its issued shares, the Company will not undertake any purchase or acquisition of Shares pursuant to the Share Purchase Mandate at any time after any matter or development of a price sensitive nature has occurred or has been the subject of consideration and/or a decision of the Board until such price sensitive information has been publicly announced.

In particular, in line with the Company's internal guide on securities dealings, the Company will not purchase or acquire any Shares through Market Purchases during a "restricted period" commencing on the day next following the close of the relevant quarter of its financial year or (as the case may be) its financial year, and ending on the announcement by the Company of the results for the relevant quarter or (as the case may be) the financial year.

The Listing Manual provides that a listed company shall ensure that at least 10% of a class of its listed securities is at all times held by the public. As there is a public float of approximately 29.0% in the issued Shares, the Company is of the view that there is, at present, a sufficient number of the Shares in public hands that would permit the Company to potentially undertake purchases of its Shares through Market Purchases up to the full 10% limit pursuant to the Share Purchase Mandate without affecting adversely the listing status of the Shares on the SGX-ST.

Additionally, the Company will consider investor interests when maintaining a liquid market in its securities, and will ensure that there is a sufficient float for an orderly market in its securities when purchasing its issued Shares.

4.11 Obligation to make a take-over offer

If, as a result of any purchase or acquisition by the Company of its issued Shares, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Take-over Code. If such increase results in a change in control, or as a result of such increase a Shareholder or group of Shareholders acting in concert obtain or consolidate control, it may in certain circumstances give rise to an obligation on the part of such Shareholders to make a take-over offer under Rule 14 of the Take-over Code.

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 after a purchase of Shares by the Company are set out in Appendix 2 of the Take-over Code ("**R14-Appendix**").

Under R14-Appendix, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder in the Company would increase to 30% or more, or if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of 6 months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

In relation to Directors and persons acting in concert with them, R14-Appendix provides that unless exempted (or if exempted, such exemption is subsequently revoked), Directors and persons acting in concert with them will incur an obligation to make a take-over offer if, as a result of a purchase of Shares by the Company:

(a) the percentage of voting rights held by such Directors and their concert parties in the Company increases to 30% or more; or

(b) if they together hold between 30% and 50% of the Company's voting rights, their voting rights are increased by more than 1% in any period of 6 months.

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal) co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate control of that company. Unless the contrary is established, the following persons (*inter alia*) will be presumed to be acting in concert: (1) a company with any of its directors; and (2) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies, all with each other. For this purpose, ownership or control of at least 20% but not more than 50% of the equity share capital of a company will be regarded as the test of associated company status.

The interests of the Directors and substantial shareholders of the Company in the Shares as at the Latest Practicable Date are set out in Paragraph 6 below.

As at the Latest Practicable Date, Jardine Strategic Holdings Limited ("**JSHL**") and its related corporations were collectively interested in 121,228,835 Shares, representing 50.20% of the issued share capital of the Company. Under the Take-over Code, unless the contrary is established, the Directors (including any alternate Director) who are also directors of JSHL or its related corporations and/or are its or their nominees on the Board, would be presumed to be persons acting in concert with JSHL. These Directors, namely, Mr Anthony J L Nightingale (including his alternate Director), Mr Boon Yoon Chiang, Mr Neville Barry Venter, Mr Brian Richard Keelan and Mr Adam Phillip Charles Keswick, presently comprise five of the twelve members of the Board as at the Latest Practicable Date. Additionally, as JSHL and the Directors (including any alternate Director) presumed to be acting in concert with it collectively already hold more than 50% of the issued share capital of the Company, purchases or acquisitions of Shares by the Company pursuant to the Share Purchase Mandate will not result in the Directors (or any of them) and/or JSHL incurring an obligation to make a mandatory take-over offer under Rule 14 read with R14-Appendix of the Take-over Code.

Save as disclosed above, the Directors are not aware of any facts or factors which suggest or imply that any particular person(s) and/or Shareholder(s) are, or may be regarded as parties acting in concert such that their respective interests in issued voting shares in the capital of the Company should or ought to be consolidated, and consequences under the Take-over Code would ensue as a result of a purchase of Shares by the Company pursuant to the Share Purchase Mandate.

SHAREHOLDERS WHO ARE IN DOUBT AS TO WHETHER THEY WOULD INCUR ANY OBLIGATION TO MAKE A TAKE-OVER OFFER AS A RESULT OF ANY PURCHASE OF SHARES BY THE COMPANY PURSUANT TO THE SHARE PURCHASE MANDATE ARE ADVISED TO CONSULT THEIR PROFESSIONAL ADVISERS AND/OR THE SECURITIES INDUSTRY COUNCIL BEFORE THEY ACQUIRE ANY SHARES IN THE COMPANY DURING THE PERIOD WHEN THE SHARE PURCHASE MANDATE IS IN FORCE.

4.12 Recommendation

The Directors are of the opinion, for the reasons set out in Paragraph 4.2 above, that the proposed Share Purchase Mandate is in the best interests of the Company. They accordingly recommend that Shareholders vote in favour of Resolution 3 relating to the Share Purchase Mandate at the EGM.

5. THE NEW GENERAL MANDATE FOR INTERESTED PERSON TRANSACTIONS

5.1 Background

The Company had, at an Extraordinary General Meeting of the Company held on 6 May 1998, obtained the approval of Shareholders for a general mandate for interested person transactions (the "**General Mandate**") pursuant to Chapter 9A of the then Listing Manual, as more particularly set forth in the Company's Circular to Shareholders dated 16 April 1998. The General Mandate enabled the Company, its subsidiaries and target associated companies (together, the "**CCL Group**"), or any of them, to enter into transactions with the Company's interested persons in the ordinary course of business, relating to the following categories of activities:

(a) vehicle-based transactions (comprising transactions relating to the vehicle-based businesses of the CCL Group, such as the distribution, marketing, sale and purchase of vehicle stocks, spares, parts and related accessories; the rental and/or leasing of vehicles; the provision of maintenance and after-sales service for vehicles; the repair, modification and upgrading of vehicles, components and equipment; the provision of technical and engineering services; the sale and purchase of electronic and engineering equipment, computer maintenance systems, materials handling systems, and freight services and insurance; and the provision and/or receipt of commissions, rebates and other trade-related or marketing incentives to or by counter-parties such as dealers, distributors, principals and finance houses or other financial institutions);

(b) property-based transactions (comprising transactions relating to the property development and property investment activities of the CCL Group, such as the leasing and/or rental of properties; the award of contracts to main contractors and nominated sub-contractors and consultants for projects; the appointment of consultants; the provision of project management services; the provision of property-linked services such as property and rental valuation services, building maintenance services, estate management services, security services and property management and marketing services, and other property consultancy services);

(c) general transactions (comprising general business transactions for services and products for the day-to-day operational needs of the CCL Group, such as the provision of consultancy services, feasibility studies, and administrative support services including staff secondments; the provision of insurance brokerage services; the provision of hotel services (including room rentals and sale and purchase of food and beverages); the provision and supply of office equipment, furniture and fittings, and renovation services; and the provision of general cleaning and waste disposal services); and

(d) corporate finance and treasury transactions (comprising various corporate finance and treasury related services undertaken for the business purposes of the CCL Group, such as the placement of funds or deposits; the borrowing of funds; the entry into foreign exchange, swap and option transactions for hedging purposes; and the subscription of debt securities).

The General Mandate was renewed in accordance with its terms on an annual basis at each succeeding Annual General Meeting of the Company, most recently at the 33rd Annual General Meeting of the Company held on 7 May 2002. Unless renewed for a further term, the current validity period of the General Mandate will expire at the forthcoming 34th Annual General Meeting of the Company on 6 May 2003 ("**34th AGM**").

5.2 Updating of the General Mandate

With the coming into operation of the new Listing Manual in July 2002, the listing rules of the SGX-ST in relation to interested person transactions were changed somewhat from the listing rules in force at the time that the General Mandate was first adopted. Amendments have since been made to the Listing Manual, as from 3 January 2003, including clarification to certain of the rules in Chapter 9 the Listing Manual which governs interested person transactions.

There have also been recent changes with respect to the Company's interested persons covered by the General Mandate. With the successful completion of its voluntary conditional cash partial offer for the Company, on 21 November 2002, JSHL (which, together with its associates, continue to be interested persons of the Company for the purposes of the General Mandate and the current listing rules relating to interested person transactions) increased its shareholding interest in the Company to 50.20%. However, two other substantial shareholders of the Company (and their respective associates) who are interested persons covered by the General Mandate have ceased to be regarded as interested persons under the current listing rules of the SGX-ST relating to interested person transactions.

Accordingly, the Company considers it timely and appropriate for the General Mandate to be updated to reflect the changes made to the listing rules of the SGX-ST relating to interested person transactions, the changes to the Company's interested persons covered by the General Mandate, as well as to update, clarify and describe in greater detail the scope of the General Mandate.

It is therefore proposed that the General Mandate, as updated (the "**New General Mandate**") be adopted at the EGM, instead of renewing the current General Mandate at the forthcoming 34th AGM. The New General Mandate updates and restates the current General Mandate to take into account the changes described above.

The proposed adoption of the New General Mandate will be put forward for Shareholders' approval as an Ordinary Resolution ("**Resolution 4**") at the EGM.

General information with respect to listing rules of the SGX-ST relating to interested person transactions, including the meanings of terms such as "associate", "approved exchange", "entity at risk", "interested person", "same interested person" and "interested person transaction" used in Chapter 9 of the Listing Manual, is set out in **Appendix C** to this Circular.

5.3 The proposed New General Mandate

The Company acts as an investment holding company and provider of management services. The principal activities of the Company's subsidiaries and associated companies include the distribution and retailing of motor vehicles, property development and investment in properties, and a strategic investment in PT Astra International Tbk, which is one of Indonesia's largest conglomerates.

JSHL, which is a member of the Jardine Matheson group of companies (the "**Jardine Group**"), is a controlling shareholder of the Company. JSHL, and its associates, are regarded as interested persons of the Company for the purposes of Chapter 9 of the Listing Manual.

Due to the diverse business interests and activities of the Company's interested persons, it is envisaged that in the ordinary course of their businesses, transactions between the C&C Group (as defined below) and the Company's interested persons are likely to occur with some degree of frequency, and may arise at any time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the C&C Group to the Company's interested persons or the obtaining of goods and services from them for day-to-day operational needs.

Rationale for the New General Mandate

In view of the time-sensitive and recurrent nature of commercial transactions, the obtaining of the proposed New General Mandate pursuant to Chapter 9 of the Listing Manual will enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Chapter 9 of the Listing Manual (together, the "**C&C Group**"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions set out in Paragraph 5.5 below (the "**Interested Person Transactions**"), with the classes of the Company's interested persons specified in Paragraph 5.4 below (the "**Interested Persons**"), provided that such Interested Person Transactions are made on normal commercial terms and are not prejudicial to the interests of the Company and the minority Shareholders.

Scope of the New General Mandate

The New General Mandate, which covers broadly the same categories of activities as are covered by the current General Mandate (as described in Paragraph 5.1 above) as well as a new category comprising management support activities, also clarifies the types of transactions under each category of activities to which the New General Mandate applies and sets out in greater detail the review procedures for the Interested Person Transactions.

The following transactions, in particular, are excluded from the New General Mandate:

(i) any transaction by a company in the C&C Group with an Interested Person that is below $100,000 in value, as the threshold and aggregation requirements contained in Chapter 9 of the Listing Manual would not apply to such a transaction;

(ii) any transaction (within the ambit of Chapter 9 of the Listing Manual) by MCL Land Limited ("**MCL Land**") (a subsidiary of the Company that is separately listed on the SGX-ST) or its subsidiaries or associated companies which are considered "entities at risk" of MCL Land, with a counter-party who is an Interested Person; and

(iii) any transaction by Cycle & Carriage Bintang Berhad ("**CCB**") (an associated company of the Company that is listed on The Kuala Lumpur Stock Exchange), or its subsidiaries or associated companies which are considered "entities at risk" of CCB, with a counter-party who is an Interested Person, as The Kuala Lumpur Stock Exchange, upon which CCB is listed, is regarded by the SGX-ST as an "approved exchange" for the purposes of Rule 904(1) of Chapter 9 of the Listing Manual.

Transactions by the C&C Group with Interested Persons that do not fall within the ambit of the New General Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

Validity period

If approved at the EGM, the proposed New General Mandate will take effect from the passing of Resolution 4 relating thereto at the EGM and will continue in force until the next Annual General Meeting of the Company (unless sooner revoked or varied by the Company in general meeting). Approval from Shareholders will be sought for the renewal of the New General Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of the Company, subject to satisfactory review by the Audit Committee of the Company ("**Audit Committee**") of its continued application to the Interested Person Transactions.

Benefit to Shareholders

The obtaining of the New General Mandate (and its subsequent renewal on an annual basis) will enhance the ability of the C&C Group to pursue business opportunities that are time-sensitive in nature, and will eliminate the need (pursuant to materiality thresholds imposed under Chapter 9 of the Listing Manual) for the Company to announce such transactions, or, to announce and convene separate general meetings as and when potential transactions with the specified classes of Interested Persons arise to seek Shareholders' prior approval for the entry by the relevant company in the C&C Group into such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an *ad hoc* basis, improve administrative efficacy considerably, and allow manpower resources and time to be channelled toward attaining other corporate objectives.

5.4 Classes of Interested Persons

The New General Mandate will apply to the Interested Person Transactions (described in Paragraph 5.5 below) that are carried out with the following classes of Interested Persons:

(a) JSHL; and

(b) any company which, at the time of the relevant transaction, is an associate of JSHL.

Purely for the purposes of illustration, the associates of JSHL would include Jardine Strategic Singapore Pte Ltd, JSH Asian Holdings Ltd, JMH Investments Limited and Jardine Matheson Holdings Limited and their respective related corporations, as well as any company in which they or any of them taken together (directly or indirectly) have an equity interest of 30% or more.

5.5 Categories of Interested Person Transactions

The types of Interested Person Transactions to which the New General Mandate will apply, and the benefits to be derived therefrom, are set out below.

(a) Vehicle-based Transactions

This category of transactions arises from the vehicle-based businesses of the C&C Group ("**Vehicle-based Transactions**"). Transactions coming within this category comprise:

(i) the marketing, sale and purchase of vehicle stocks, spares, parts, and related accessories;

(ii) the provision of rental and/or leasing of vehicles;

(iii) the provision of maintenance and after sales service for vehicles, and the repair, modification and upgrading of vehicles and related components and equipment;

(iv) the purchase of vehicle freight services;

(v) the purchase of vehicle insurance;

(vi) the provision and/or receipt of commissions, rebates and other trade-related or marketing incentives to or by counter-parties such as dealers, distributors, principals and finance houses or other financial institutions; and

(vii) the provision or obtaining of such other products and services which are incidental to or in connection with the provision or obtaining of products and services in sub-paragraphs (i) to (vi) above.

The C&C Group will benefit from transacting with Interested Persons, in addition to non-Interested Persons, in an expeditious manner. The C&C Group would also benefit from having access to competitive quotes from Interested Persons.

(b) Property-based Transactions

This category of transactions pertains to the property development and property investment activities of the C&C Group ("**Property-based Transactions**"), and consists of transactions relating to:

(i) the leasing and/or rental of properties;

(ii) the award of contracts to main contractors and nominated sub-contractors and consultants for projects;

(iii) the appointment of consultants in relation to property development and property investment;

(iv) the provision or obtaining of project management services;

(v) the provision or obtaining of property-linked services (such as property and rental valuation services, building maintenance services, estate management services, security services and property management and marketing services); and

(vi) the provision or obtaining of such other products and services which are incidental to or in connection with the provision or obtaining of products and services in sub-paragraphs (i) to (v) above.

The C&C Group will benefit from transacting with Interested Persons, in addition to non-Interested Persons, in an expeditious manner. The C&C Group would also benefit from having access to competitive quotes from Interested Persons.

(c) General Transactions

This category of transactions comprises general business transactions for services and products arising in the day-to-day operations of various companies in the C&C Group ("**General Transactions**"). The transactions within this category comprise:

(i) the provision or obtaining of consultancy and advisory services (including in the areas of feasibility studies, market research and analysis);

(ii) the obtaining of insurance brokerage services;

(iii) the provision or obtaining of hotel services (including room rentals and the related sale and purchase of food and beverages);

(iv) the obtaining of office equipment, furniture and fittings;

(v) the obtaining of renovation services;

(vi) the provision or obtaining of information technology products and accessories, and information technology services (including repair, maintenance and technical services);

(vii) the provision or obtaining of such other products and services which are incidental to or in connection with the provision or obtaining of products and services in sub-paragraphs (i) to (vi) above.

The C&C Group will benefit from transacting with Interested Persons, in addition to non-Interested Persons, in an expeditious manner. The C&C Group would also benefit from having access to competitive quotes from Interested Persons. The C&C Group may also derive operational and financial leverage through savings in terms of economies of scale, such as bulk discounts accorded to the Jardine Group on a group basis.

(d) Management Support Transactions

This category ("**Management Support Transactions**") relates to corporate management, administration and support services that the C&C Group may, from time to time, receive from its Interested Persons. Such services, which encompass strategic management consultancy as well as general support, relate to the areas of corporate finance, taxation, investment review and management, risk review and management, strategic business evaluation, treasury and accounting advisory services, corporate planning and business development, management information systems, information technology management and development, human resource and executive compensation, legal and corporate secretarial/ administration, internal audit, corporate communications and investor relations.

As a principal subsidiary within the Interested Persons' group of companies, the Company is able to tap into, and draw from, their management and corporate expertise on an international basis for support of a strategic nature having a bearing on the C&C Group's long-term profitability and development. The C&C Group may also, from time to time, procure support of a general nature relating to its day-to-day operations. By having access to such management, administration and support, the C&C Group will benefit from the global network of its Interested Persons. Through such support and services, the C&C Group would also enjoy sharing of resources and economies of scale, and eliminate duplication of efforts.

(e) Corporate Finance and Treasury Transactions

This category of transactions comprises various corporate finance and treasury related activities ("**Corporate Finance and Treasury Transactions**") of the C&C Group. It includes the obtaining of project financing or other financial assistance and services from Interested Persons, as well as transactions that are undertaken by the C&C Group in connection with the management of its finances, investments and funding requirements. Within this category of transactions are:

(i) the placement of funds or deposits with any Interested Person;

(ii) the borrowing of funds from any Interested Person;

(iii) the entry into with any Interested Person of foreign exchange, swap and option transactions for hedging purposes; and

(iv) the subscription of debt securities issued by any Interested Persons and the issue of debt securities to any Interested Person, and the buying from, or selling to, any Interested Person of debt securities.

The C&C Group can benefit from competitive rates or quotes offered by Interested Persons by leveraging on the financial strength and credit standing of the Interested Persons in an expeditious manner.

5.6 Review Procedures for Interested Person Transactions

The Company has in place an internal control system to ensure that transactions with Interested Persons are made on normal commercial terms, supported by independent valuation where appropriate, and consistent with the C&C Group's usual policies and practices.

(a) The internal control system include the following guidelines:

(i) In relation to Vehicle-based Transactions, Property-based Transactions, and General Transactions, any transaction proposed to be carried out with an Interested Person for the obtaining or provision of the services or products described shall be made at the prevailing rates/prices of the service or product provider which (in relation to services or products to be provided to an Interested Person) are no more favourable to the Interested Person than those extended to third parties, or (in relation to services or products to be obtained from an Interested Person) are no less favourable than those extended by the Interested Person to third parties, on the service or product provider's usual commercial terms or otherwise in accordance (where applicable) with industry norms.

For the above purposes, market rates will be reviewed where applicable. As a basis for comparison to determine whether the price and terms offered to the Interested Person are no more favourable than those extended to third parties, at least two recent contracts for the same or substantially the same types of transactions entered into by the C&C Group with third parties will be used. As a basis of comparison to determine whether the terms offered by the Interested Person are fair and reasonable (taking into account, where relevant, factors such as pricing, delivery schedule, rebates or discounts accorded for bulk purchases), quotes will be obtained wherever possible from at least two third party suppliers, for the same or substantially similar quantities and quality of products and/or services. Where it is impractical or not possible for such contracts or (as the case may be) quotes to be obtained:

(aa) in relation to the sale of goods or services to the Interested Person, the terms of supply will be determined in accordance with the C&C Group's usual business practice and consistent with the margins obtained by the C&C Group in its business operations; and

(bb) in relation to the purchase of goods or services from the Interested Person, the terms of supply will be compared to those for the same or substantially the same types of transactions entered into between the Interested Persons and third parties. The review procedures in such cases may include, where applicable, reviewing the standard price lists provided by the Interested Person to its customers for such services or products and be based on the commercial merits of the transaction.

(ii) In relation to Management Support Transactions, the C&C Group will satisfy itself that the fees payable to an Interested Person for any such transaction shall be on arm's length and commercial terms, in accordance with either (A) a formula for cost recovery agreed with such Interested Person; or (B) a rate of charge agreed with such Interested Person not exceeding 0.5 per centum of the consolidated net profit after tax and minority interests of the C&C Group based on its audited accounts for the financial year in respect of which the transaction occurred[Note]. The fee for any such transaction shall be determined by the C&C Group with the Interested Person before the transaction is entered into. The C&C Group will also satisfy itself that, having regard to the nature of the services to be provided by the Interested Person, the formula for cost recovery (for services of a general nature) or the rate of charge (for services of a strategic nature) (as the case may be) to be applied to the particular transaction with the Interested Person is in line with that applied by the Interested Person to its other strategic business units for the same or substantially the same management, administration and/or support services.

(iii) In relation to Corporate Finance and Treasury Transactions, any transaction proposed to be carried out with an Interested Person for the obtaining or provision of the services described shall be made on terms no less favourable than those offered by the Interested Person to third parties on the Interested Person's usual commercial terms, and on terms no less favourable than those offered by third parties for the same or substantially similar type of services or otherwise in accordance (where applicable) with industry norms.

(b) The following review and approval procedures will be implemented for Vehicle-based Transactions, Property-based Transactions and General Transactions:

(i) Transactions equal to or exceeding $100,000 each in value but below $5.0 million each in value, will be reviewed and approved by the Group Managing Director for the time being of the Company ("**Group Managing Director**") or, in his absence, such other senior executive of the Company designated by the Audit Committee from time to time for such purpose, and tabled for review by the Audit Committee on a quarterly basis.

(ii) Transactions equal to or exceeding $5.0 million each in value will be reviewed and approved by the Audit Committee.

(iii) The Group Managing Director (or in his absence, such other senior executive of the Company designated by the Audit Committee from time to time for such purpose) and the Audit Committee may, as he/it deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers.

Note:

Based on the audited consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2002 ("**FY2002**"), the consolidated net profit after tax and minority interests ("**PATAM**") of the C&C Group was $231.0 million. Assuming that the Management Support Transaction had been entered into on 1 January 2002 at an agreed rate of 0.5% of PATAM, the fee payable for FY2002 would have been approximately $1.16 million.

(c) In relation to Management Support Transactions, the following procedures will be implemented to supplement the internal control system:

(i) Any Management Support Transaction, the value of which, singly, or on aggregation with other Management Support Transactions with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) is below $5.0 million will be reviewed and approved by the Group Managing Director (or in his absence, such other senior executive of the Company designated by the Audit Committee from time to time for such purpose) and tabled for inspection by the Audit Committee on a quarterly basis. The Group Managing Director (or in his absence, such other senior executive of the Company designated by the Audit Committee from time to time for such purpose) shall review the transaction in question, including the value thereof, on the basis of the benefits and cost effectiveness of the transaction.

(ii) Where the value of any Management Support Transaction, singly, or on aggregation with other Management Support Transactions with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) equals to or exceeds $5.0 million, such Management Support Transaction and each subsequent Management Support Transaction with that Interested Person will be reviewed and approved by the Audit Committee.

(d) In relation to Corporate Finance and Treasury Transactions, the following procedures will be implemented to supplement the internal control system:

(i) Placements

In relation to the placement of funds with any Interested Person by the C&C Group of its funds, the Company will require that quotations shall be obtained from such Interested Person and at least two banks for rates of deposits with such banks of an equivalent amount, and for the equivalent period, of the funds to be placed by the C&C Group. The C&C Group will only place funds with such Interested Person provided that the terms quoted are no less favourable to the C&C Group than the terms quoted by such banks.

(ii) Borrowings

In relation to the borrowing of funds from any Interested Person by the C&C Group, the Company will require that quotations shall be obtained from such Interested Person and at least two banks for loans from such banks of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the C&C Group. The C&C Group will only borrow funds from such Interested Person provided that the terms quoted are no less favourable to the C&C Group than the terms quoted by such banks.

(iii) Foreign exchange, Swaps and Options

In relation to the entry into of foreign exchange, swap and option transactions by the C&C Group with any Interested Person, the Company will require that rate quotations shall be obtained from such Interested Person and at least two banks. The C&C Group will only enter into the foreign exchange, swap or option transactions with such Interested Person provided that the rates quoted are no less favourable to the C&C Group than the rates quoted by such banks.

(iv) Debt Securities

In relation to the subscription of debt securities issued by, or the purchase of debt securities from, Interested Persons, the C&C Group will only enter into the subscription or purchase of such debt securities issued provided that the price(s) at which the C&C Group subscribes for or purchases such debt securities will not be higher than the price(s) at which such debt securities are subscribed for or purchased by third parties.

In relation to the issue or sale to Interested Persons of debt securities, the C&C Group will only issue or sell such debt securities to Interested Persons provided that the price(s) at which the C&C Group issues or sells such debt securities will not be lower than the price(s) at which such debt securities are issued or sold by the C&C Group to third parties.

In addition, the Company will monitor Corporate Finance and Treasury Transactions entered into by the C&C Group as follows:

Borrowings from and Debt Securities issued or sold to Interested Persons

Where the interest expense on any borrowing from, or any debt securities to be issued or sold to, an Interested Person when aggregated with the interest expense incurred by the C&C Group on previous borrowings from, and debt securities issued or sold to, the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) equals to or exceeds $5.0 million, such (and each subsequent) borrowing from that Interested Person, or issue or sale of debt securities to, that Interested Person shall require the prior approval of the Audit Committee.

Borrowings from, or issue or sale of debt securities to, the same Interested Person in respect of which the interest expense thereon in aggregate does not exceed the limit set out above will be reviewed and approved by the Group Managing Director (or in his absence, such other senior executive of the Company designated by the Audit Committee from time to time for such purpose) and shall be tabled to the Audit Committee for review on a quarterly basis.

Placements with and Debt Securities subscribed or purchased from Interested Persons

Where the value (including the applicable interest income) of any funds to be placed with, or any debt securities to be subscribed which are issued by/purchased from, an Interested Person when aggregated with the value (including the applicable interest income) of previous funds placed with, and debt securities subscribed/purchased from, the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) by the C&C Group exceeds $100.0 million, such (and each subsequent) placement of funds with, or subscription of debt securities issued by, or purchase of debt securities from, the same Interested Person shall require the prior approval of the Audit Committee.

Placements of funds with, or subscription of debt securities issued by, or purchase of debt securities from, the same Interested Person where the value (including the applicable interest income thereof) does not in aggregate exceed the limit set out above will be reviewed and approved by the Group Managing Director (or, in his absence, such other senior executive of the Company designated by the Audit Committee from time to time for such purpose) and shall be tabled to the Audit Committee for review on a quarterly basis.

Foreign Exchange, Swaps and Options entered into with Interested Persons

Where the principal amount of any foreign exchange, swap or option transaction to be entered into with an Interested Person when aggregated with the principal amount of previous foreign exchange, swap and option transactions entered into by the C&C Group with the same Interested Person (as such term is construed under Chapter 9 of the Listing Manual) exceeds $100.0 million, such (and each subsequent) foreign exchange, swap or option transaction to be entered into with the same Interested Person shall require the prior approval of the Audit Committee.

Entry into of foreign exchange, swap or option transactions with the same Interested Person where the principal amount thereof does not in aggregate exceed the limit set out above will be reviewed and approved by the Group Managing Director (or, in his absence, such other senior executive of the Company designated by the Audit Committee from time to time for such purpose) and shall be tabled to the Audit Committee for review on a quarterly basis.

(e) The following will apply to the review and approval process for all categories of Interested Person Transactions:

(i) If the Group Managing Director has an interest in the transaction or is a nominee for the time being of the Interested Person, the review and approval process shall be undertaken by the senior executive of the Company designated by the Audit Committee from time to time for such purpose.

(ii) If the Group Managing Director and such senior executive has an interest in the transaction or are nominees for the time being of the Interested Person, the review and approval process shall be undertaken by the Chairman of the Audit Committee or another member of the Audit Committee (who is not a nominee of the Interested Person and has no interest in the transaction) designated by the Chairman of the Audit Committee from time to time for such purpose.

(iii) If a member of the Audit Committee has an interest in a transaction or is a nominee for the time being of the Interested Person, he shall abstain from participating in the review and approval process of the Audit Committee in relation to that transaction.

(f) The Company will maintain a register of Interested Person Transactions carried out with Interested Persons (recording the basis, including the quotations obtained to support such basis, on which they are entered into), and the Company's annual internal audit plan will incorporate a review of all Interested Person Transactions entered into in the relevant financial year pursuant to the New General Mandate.

The Audit Committee will review the internal audit reports on Interested Person Transactions to ascertain that the guidelines and review procedures for Interested Person Transactions have been complied with.

(g) If during any of the reviews by the Audit Committee, the Audit Committee is of the view that the guidelines and review procedures for Interested Person Transactions have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of the C&C Group or the Interested Persons are conducted, the Company will revert to Shareholders for a fresh general mandate based on new guidelines and review procedures so that Interested Person Transactions will be carried out at arm's length, on normal commercial terms and will not be prejudicial to the interests of the Company and the minority Shareholders.

5.7 Disclosures

In accordance with the requirements of Chapter 9 of the Listing Manual (a) the Company will disclose in the Company's Annual Report the aggregate value of transactions conducted with Interested Persons pursuant to the New General Mandate during the financial year (as well as in the Annual Reports for subsequent financial years that the New General Mandate continues in force); and (b) the Company will announce the aggregate value of transactions conducted with Interested Persons pursuant to the New General Mandate for the financial periods that it is required to report on pursuant to Rule 705 of the Listing Manual (which relates to quarterly reporting by listed companies) within the time required for the announcement of such report.

5.8 Independent Financial Adviser's Opinion

G. K. Goh Stockbrokers Pte Ltd ("**GKGS**") has been appointed the independent financial adviser in relation to the proposed adoption of the New General Mandate. Having reviewed the New General Mandate as set out in Paragraphs 5.3 to 5.6 above, GKGS is of the opinion that the review procedures as set out in Paragraph 5.6 above are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the minority Shareholders. GKGS' letter to the Independent Directors (as defined in Paragraph 5.9 below) dated 9 April 2003 is reproduced in **Appendix D** of this Circular.

5.9 Recommendation

The Directors who are considered independent for the purposes of the New General Mandate are Mr Philip Eng Heng Nee, Tan Sri Abdul Halim bin Ali, Ms Vimala Menon, Mr Hassan Abas, Mr Alan Yeo Chee Yeow, Mr Lim Ho Kee and Mr Chang See Hiang (the "**Independent Directors**").

The Independent Directors are of the opinion that the entry into of the Interested Person Transactions (as described in Paragraph 5.5 above) between the C&C Group (as described in Paragraph 5.3 above) and the Interested Persons (as described in Paragraph 5.4 above) in the ordinary course of business will enhance the efficiency of the C&C Group and is in the best interests of the Company. For the reasons set out in Paragraphs 5.2, 5.3 and 5.5 above, and, taking into account the opinion of GKGS set out in Paragraph 5.8 above, the Independent Directors recommend that Shareholders vote in favour of Resolution 4 relating to the adoption of the New General Mandate at the EGM.

5.10 Voting at the EGM

Mr Anthony J L Nightingale, Mr Boon Yoon Chiang and Mr Brian Richard Keelan (each a non-executive Director) hold directorships in the Jardine Group. Mr Neville Barry Venter and Mr Adam Phillip Charles Keswick, the Company's incumbent Group Finance Director and Group Strategy Director respectively, are on secondment from the Jardine Group. Each of these Directors (including his alternate Director, if any) will abstain from voting his holding of Shares, if any, in respect of Resolution 4 relating to the New General Mandate at the EGM.

As JSHL is an Interested Person in relation to the proposed New General Mandate, it will abstain from voting, and will procure its associates to abstain from voting, on Resolution 4 relating to the New General Mandate at the EGM, in respect of any Shares respectively held by them.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

6.1 Interests in issued Shares

As at the Latest Practicable Date, the interests of the Directors and substantial shareholders of the Company in the issued share capital of the Company, based on the Company's Register of Directors' Shareholdings and Register of Substantial Shareholders respectively, are as follows:

	Number of Shares			
Directors	**Direct Interest**	**%**	**Deemed Interest**	**%**
Philip Eng Heng Nee	10,000	n.m.	–	–
Neville Barry Venter	10,541	n.m.	–	–

n.m. = not meaningful

Substantial shareholders				
JSHL (Note)	–	–	121,228,835	50.20
Edaran Otomobil Nasional Berhad	–	–	31,830,668	13.80
Employees Provident Fund Board	–	–	18,402,582	7.62

Note:

JMH Investments Limited ("**JMHI**"), Jardine Matheson Holdings Limited ("**JMH**"), JSH Asian Holdings Ltd ("**JSHA**") and Jardine Strategic Singapore Pte Ltd ("**JSS**") are also interested in the 121,228,835 Shares by virtue of JMHI's and JMH's interests in JSHL, and JSHL's interests in JSHA and JSS.

6.2 Interests in Share Options

As at the Latest Practicable Date, the interests of Directors in Shares comprised in outstanding Share Options are as follows:

Directors	Number of Shares comprised in outstanding Share Options
Philip Eng Heng Nee	580,000
Neville Barry Venter	320,000

7. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 45 to 47 of this Circular, will be held in The Mandarin Court, Fourth Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Tuesday, 6 May 2003 at 11:30 a.m. (or as soon thereafter as the 34th Annual General Meeting of the Company to be held at 11:15 a.m. on the same day and at the same place is concluded or adjourned), for the purpose of considering and, if thought fit, passing the Special and Ordinary Resolutions set out in the Notice of EGM.

8. ACTION TO BE TAKEN BY SHAREHOLDERS

If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the enclosed Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the office of the Company's share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, not later than 11:30 a.m. on 4 May 2003. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM if he so wishes.

A Depositor shall not be regarded as a member of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

9. CONSENT

GKGS has given, and has not withdrawn, its written consent to the issue of this Circular with the inclusion of its name, its letter to the Independent Directors dated 9 April 2003, and all references thereto, in the form and context in which they appear in this Circular.

10. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

11. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the letter from GKGS to the Independent Directors dated 9 April 2003;

(c) the letter of consent of GKGS referred to in Paragraph 9 above; and

(d) the Company's Circular to Shareholders dated 16 April 1998.

Yours faithfully
CYCLE & CARRIAGE LIMITED

Anthony J L Nightingale
Chairman

APPENDIX A

THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The amendments to the Articles of Association of the Company are set out below. For ease of reference, the more significant changes are indicated in bold. Where appropriate, the full text of the Articles that are proposed to be amended have also been reproduced.

1. ARTICLE 4

Existing Article 4

4. (a) Subject to the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to paragraph (b) below, and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, provided always that:-

(i) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the members in General Meeting;

(ii) no shares shall be issued at a discount except in accordance with the Act; and

(iii) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of paragraph (b) below with such adaptations as are necessary shall apply.

(b) Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons who as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting the time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this paragraph (b). Subject to the terms and conditions of any application for shares, the Directors shall allot shares applied for within 10 market days of the closing date (or such other period as may be approved by any Stock Exchange upon which the shares in the Company may be listed) of any such application. The expression "market day" shall have the meaning ascribed to it in Article 40.

(c) Notwithstanding paragraph (b) above, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to issue shares (whether by way of rights, bonus or otherwise) where:-

(i) the aggregate number of shares to be issued pursuant to such authority does not exceed fifty per cent. (or such other limit as may be prescribed by any Stock Exchange upon which the Company may be listed) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed twenty per cent. (or such other limit as may be prescribed by any Stock Exchange upon which the Company may be listed) of the issued share capital of the Company for the time being; and

(ii) unless previously revoked or varied by the Company in General Meeting, such authority to issue shares does not continue beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution or the date by which such Annual General Meeting is required to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

Proposed amendments to Article 4

By deleting Article 4 in its entirety and substituting in its place the following:

Shares.

4. (a) Subject to the Act, no shares may be issued by the Directors without the prior approval of the Company in General Meeting but subject thereto and to paragraph (b) below, and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, provided always that:

(i) no shares shall be issued at a discount except in accordance with the Act; and

(ii) (subject to any direction to the contrary that may be given by the Company in General Meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of paragraph (b) below with such adaptations as are necessary shall apply.

(b) Subject to any direction to the contrary that may be given by the Company in General Meeting, all new shares shall before issue be offered to such persons who as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares to which they are entitled. The offer shall be made by notice specifying the number of shares offered, and limiting the time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares offered, the Directors may dispose of those shares in such manner as they think most beneficial to the Company. The Directors may likewise so dispose of any new shares which (by reason of the ratio which the new shares bear to shares held by persons entitled to an offer of new shares) cannot, in the opinion of the Directors, be conveniently offered under this paragraph (b). Subject to the terms and conditions of any application for shares, the Directors shall allot shares applied for within 10 market days of the closing date (or such other period as may be approved by any Stock Exchange upon which the shares in the Company may be listed) of any such application. The expression "market day" shall have the meaning ascribed to it in Article 40.

(c) Notwithstanding paragraph (b) above, the Company may by Ordinary Resolution in General Meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the Ordinary Resolution, to:-

(i) **(A)** issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; **and/or**

(B) **make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and**

(ii) **(notwithstanding the authority conferred by the Ordinary Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the Ordinary Resolution was in force,**

provided that:-

(1) the aggregate number of shares to be issued pursuant to **the Ordinary Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution)** does not exceed 50 per cent. (or such other limit as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company **(as calculated in accordance with sub-paragraph (2) below)**, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company **(including shares to be issued in pursuance of Instruments made or granted pursuant to the Ordinary Resolution)** *does not exceed 20 per cent. (or such other limit* as may be prescribed by the Singapore Exchange Securities Trading Limited) of the issued share capital of the Company **(as calculated in accordance with sub-paragraph (2) below)**;

(2) **(subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time of the passing of the Ordinary Resolution, after adjusting for:-**

(a) **new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of the Ordinary Resolution; and**

(b) **any subsequent consolidation or subdivision of shares;**

(3) **in exercising the authority conferred by the Ordinary Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance is waived by the Singapore Exchange Securities Trading Limited) and these Articles;** and

(4) (unless revoked or varied by the Company in General Meeting) **the authority conferred by the Ordinary Resolution shall** not continue in force beyond the conclusion of the Annual General Meeting of the Company next following the passing of the Ordinary Resolution, or the date by which such Annual General Meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

2. ARTICLE 19(a)

Existing Article 19(a)

Issue of certificates.

19. (a) Every person whose name is entered as a member in the Register of Members shall be entitled without payment to receive within 10 market days of the closing date of any application for shares or within 15 market days after the date of lodgment of a registrable transfer (or such other period as may be approved by any Stock Exchange upon which the shares of the Company may be listed) one certificate for all his shares of any one class or several certificates in reasonable denominations, each for part only of his shares of any one class so allotted or transferred. Where a member transfers part only of the shares comprised in a certificate or where a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates issued for the balance of such shares or (as the case may be) issued in lieu thereof, and the member shall prior to the delivery thereof, pay a fee not exceeding $2.00 for each new certificate after the first as the Directors shall from time to time determine having regard to any limitation thereon as may be prescribed by any Stock Exchange on which the shares in the Company may be listed. The expression "market day" shall have the meaning assigned to it in Article 40.

Proposed amendment to Article 19(a)

By deleting Article 19(a) in its entirety and substituting in its place the following:

Issue of certificates.

19. (a) Every person whose name is entered as a member in the Register of Members shall be entitled without payment to receive within 10 market days (or such other period as may be approved by any Stock Exchange upon which the shares of the Company may be listed) of the closing date of any application for shares **or, as the case may be,** the date of lodgment of a registrable transfer, one certificate for all his shares of any one class or several certificates in reasonable denominations, each for part only of the shares so allotted or transferred. Where a member transfers part only of his shares of any one class comprised in a certificate or where a member requires the Company to cancel any certificate or certificates and issue a new certificate or certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates issued for the balance of such shares or (as the case may be) issued in lieu thereof, and the member shall prior to the delivery thereof, pay a fee not exceeding $2.00 for each new certificate after the first as the Directors shall from time to time determine having regard to any limitation thereon as may be prescribed by any Stock Exchange on which the shares in the Company may be listed. The expression "market day" shall have the meaning assigned to it in Article 40.

3. ARTICLES 90, 91 AND 92

Existing Articles 90, 91 and 92

Appointment of Managing Directors.

90. The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors or Deputy or Assistant Managing Director or Deputy or Assistant Managing Directors for such period not exceeding five years and on such terms as they think fit. A Director so appointed shall not while holding that office be subject to retirement by rotation or taken into account in determining the rotation of retirement of Directors, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company, his appointment shall be subject to determination ipso facto if he ceases from any cause to be a director, or if the Directors resolve that his term of office be determined.

Remuneration of Managing Directors.

91. A Director holding any such office as aforesaid shall receive such remuneration as the Directors may determine but shall not under any circumstances be remunerated by a commission on or a percentage of turnover.

Powers of Managing Directors.

92. A Managing Director shall at all times be subject to the control of the Directors but subject thereto the Directors may entrust to and confer upon a Director holding any such office as aforesaid any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Proposed amendments to Articles 90, 91 and 92

By deleting Articles 90, 91 and 92 in their entirety and substituting in their place the following respectively:

90. **(a)** The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors or Deputy or Assistant Managing Director or Deputy or Assistant Managing Directors **(or other equivalent position or positions) of the Company** and, subject to the terms of any agreement entered into in any particular case, may **remove or dismiss him or them from office and appoint another or others in his or their places. Where an appointment is for a fixed term, such term shall not exceed five years.**

Appointment of Managing Directors.

(b) **A** Director holding any such office as aforesaid **shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.**

(c) A Director holding any such office as aforesaid shall receive such remuneration as the Directors may determine but shall not under any circumstances be remunerated by a commission on or a percentage of turnover.

91. A **Managing Director (or person holding an equivalent position)** shall at all times be subject to the control of the Directors but subject thereto the Directors may entrust to and confer upon a **Managing Director (or person holding an equivalent position) for the time being** any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Powers of Managing Directors.

92. The appointment of any Director to the office of Managing Director, or Deputy or Assistant Managing Director shall automatically determine if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company. The appointment of any Director to any other executive office shall not automatically determine if he ceases to be a Director, unless the contract or resolution under which he holds the office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of contract of service between him and the Company.

Determination of appointment.

4. ARTICLE 93

Existing Article 93(a) and (b)

93. The office of a Director shall be vacated in any of the following events, namely:

Vacation of office of Directors.

(a) If he become prohibited by law from acting as a Director;

(b) If (not being a Managing or Deputy or Assistant Managing Director holding office as such for a fixed term) he resign by writing under this hand left at the office;

Proposed amendment to Article 93

By deleting paragraph (b) of Article 93 in its entirety and substituting in its place the following:

(b) If (not being a **Director holding any executive office** for a fixed term) he shall resign by writing under his hand left at the Office **or if he shall in writing offer to resign and the Directors shall resolve to accept such offer**;

5. ARTICLE 94

Existing Article 94

94. Subject to Article 90 of these presents, at each Annual General Meeting one-third of the Directors for the time being, or, if their number is not a multiple of three, the number nearest to but not less than one-third, shall retire from office. A Director retiring at a meeting shall retain office until the close of the meeting, whether adjourned or not.

Retirement of Directors by rotation.

Proposed amendment to Article 94

By deleting Article 94 in its entirety and substituting in its place the following:

94. **At** each Annual General Meeting one-third of the Directors for the time being, or, if their number is not a multiple of three, the number nearest to but not less than one-third, shall retire from office. A Director retiring at a meeting shall retain office until the close of the meeting, whether adjourned or not.

Retirement of Directors by rotation.

6. ARTICLE 108

Existing Article 108

108. A resolution in writing signed by all the Directors for the time being in Singapore shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form, each signed by one or more of the Directors. Provided that where a Director has appointed an alternate Director, the latter may sign in lieu of his appointor. The expressions "in writing" and "signed" include approval by telex, telefax, cable or telegram by any such Director.

Resolution in writing.

Proposed amendment to Article 108

By deleting Article 108 in its entirety and substituting in its place the following:

108. A resolution in writing signed by **a majority of the Directors (including the Chairman or his alternate Director or such other Director as the Chairman may, for the purpose of this Article, nominate in writing)** shall be as effective as a resolution passed at a meeting of the Directors duly convened and held, and may consist of several documents in the like form, each signed by one or more of the Directors. Provided that where a Director has appointed an alternate Director, the latter may sign in lieu of his appointor. The expressions "in writing" and "signed" include approval by **any such Director by** telex, telefax, cable or telegram **or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors**.

Resolution in writing.

7. ARTICLES 109 AND 111

Existing Articles 109 and 111

109. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors.

Power to appoint committee.

111. All acts done by any meeting of Directors, or of a committee of Directors, or by any person acting as a Director, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any such Director, or person acting as aforesaid, or that they or any of them were disqualified or had vacated office, or were not entitled to vote be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

Validity of acts of Directors in spite of some formal defect.

Proposed amendments to Articles 109 and 111

By deleting Articles 109 and 111 in their entirety and substituting in their place the following respectively:

109. The Directors may delegate any of their powers **or discretions** to committees consisting of such member or members of their body **and (if thought fit) one or more other persons co-opted as hereinafter provided**. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on them by the Directors. **Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.**

Power to appointcommittee.

111. All acts done by any meeting of Directors, or **any such** committee, or by any person acting as Director **or as a member of any such committee,** shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any **of the persons** acting as aforesaid, or that they or any of them were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director **or member of the committee** and had been entitled to vote.

Validity of acts of Directors in spite of some formal defect.

8. ARTICLE 144

Existing Article 144

144. The Directors shall in accordance with the provisions of the Act cause to be prepared and laid before a General Meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary made up to a date not exceeding five months or such other period as may be permitted by the Act.

Presentation of accounts.

Proposed amendment to Article 144

By deleting Article 144 in its entirety and substituting in its place the following:

144. The Directors shall in accordance with the provisions of the Act cause to be prepared and laid before a General Meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary made up to a date **not exceeding such period as may be prescribed** by the Act.

Presentation of accounts.

9. ARTICLE 157

Existing Article 157

157. On a voluntary winding up of the Company no commission or fee shall be paid to a liquidator without the prior approval of the members in general meeting the amount of such commission or fee to be notified to all members not less than seven days before the meeting at which it is to be considered.

Liquidator's commission.

Proposed amendment to Article 157

By deleting Article 157 in its entirety.

10. ARTICLE 158

Existing Article 158

158. Subject to the provisions of the Act, every Director, Auditor, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto.

Indemnity of Directors and officers.

Proposed amendment to Article 158

By renumbering Article 158 as Article "157".

11. ARTICLE 159

Existing Article 159

159. Where these presents have been approved by any Stock Exchange upon which the shares in the Company may be listed, no provisions of these presents shall be deleted, amended or added without the prior written approval of such Stock Exchange which had previously approved these presents.

Proposed amendment to Article 159

By deleting Article 159 in its entirety.

ILLUSTRATION OF FINANCIAL EFFECTS FROM MARKET PURCHASE AND OFF-MARKET PURCHASE OF SHARES

	MARKET PURCHASE				OFF-MARKET PURCHASE			
	Group		Company		Group		Company	
As at 31 December 2002	**Before share purchase $million**	**After share purchase $million**	**Before share purchase $million**	**After share purchase $million**	**Before share purchase $million**	**After share purchase $million**	**Before share purchase $million**	**After share purchase $million**
Shareholders' funds ("**SF**")	1,034.8	931.8	1,116.0	1,013.0	1,034.8	914.7	1116.0	995.9
NTA	1,050.9	947.9	1,116.0	1,013.0	1,050.9	930.8	1116.0	995.9
Current assets	744.1	744.1	24.4	24.4	744.1	744.1	24.4	24.4
Current liabilities	813.5	916.5	342.4	445.4	813.5	933.6	342.4	462.5
Working capital	(69.4)	(172.4)	(318.0)	(421.0)	(69.4)	(189.5)	(318.0)	(438.1)
Net debt	633.9	736.9	363.4	466.4	633.9	754.0	363.4	483.5
No. of Shares issued ('000)	241,510	217,359	241,510	217,359	241,510	217,359	241,510	217,359
Financial ratios								
NTA per Share ($)	4.35	4.36	4.62	4.66	4.35	4.28	4.62	4.58
Gearing (Net debt/SF)	61%	79%	33%	46%	61%	82%	33%	49%
Current ratio	0.9	0.8	0.1	0.1	0.9	0.8	0.1	0.1
Earnings/(loss) per Share (cents)	96.3	105.2	81.8	89.1	96.3	104.9	81.8	88.8
Price paid per Share ($)		4.10				4.78		

Notes:

1. NTA equals Shareholders' funds less intangible assets.
2. Current ratio equals current assets divided by current liabilities.

GENERAL INFORMATION RELATING TO CHAPTER 9 OF THE LISTING MANUAL

1. Chapter 9 of the Listing Manual

1.1 Chapter 9 of the Listing Manual governs transactions between a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be "at risk", with the listed company's interested persons.

1.2 Except for any transaction which is below $100,000 in value and certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9, when this Chapter applies to a transaction with an interested person and the value of the transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches or exceeds certain materiality thresholds (which are based on the listed company's latest audited consolidated NTA), the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for the transaction. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA[(Note)]; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with the values of all other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

1.3 Chapter 9 of the Listing Manual, however, allows a listed company to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not for the purchase or sale of assets, undertakings or businesses) which may be carried out with the listed company's interested persons. A general mandate is subject to annual renewal.

2. Definitions

For the purposes of Chapter 9 of the Listing Manual:

(a) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange;

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

Note:

Based on the audited consolidated accounts of the Company and its subsidiaries for the financial year ended 31 December 2002, the NTA of the Group was $1.03 billion. Accordingly, in relation to the Company, for the purposes of Chapter 9 of the Listing Manual, in the current financial year, 5% of the Company's consolidated NTA would be $51.74 million.

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family is a beneficiary, or in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or the controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles as Chapter 9;

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person;

(f) a "**transaction**" includes the provision or receipt of financial assistance; the acquisition, disposal or leasing of assets; the provision or receipt of services; the issuance or subscription of securities; the granting of or being granted options; and the establishment of joint ventures or joint investments, whether or not entered into in the ordinary course of business, and whether entered into directly or indirectly; and

(g) in interpreting the term "**same interested person**" for the purpose of aggregation of the values of all transactions entered into with the same interested person during the same financial year under Rules 905 and 906 of Chapter 9 of the Listing Manual, the following applies:

  (i) transactions between an entity at risk and interested persons who are members of the same group are deemed to be transactions between the entity at risk with the same interested person; and

  (ii) if an interested person (which is a member of a group) is listed, its transactions with the entity at risk need not be aggregated with transactions between the entity at risk and other interested persons of the same group, provided that the listed interested person and other listed interested persons have boards the majority of whose directors are different and are not accustomed to act on the instructions of the other interested persons and their associates and have audit committees whose members are completely different.

APPENDIX D

LETTER FROM G. K. GOH STOCKBROKERS PTE LTD TO THE INDEPENDENT DIRECTORS OF CYCLE & CARRIAGE LIMITED

9 April 2003

The Independent Directors
Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930

Dear Sirs

CYCLE & CARRIAGE LIMITED (THE "COMPANY")
- NEW GENERAL MANDATE FOR INTERESTED PERSON TRANSACTIONS PURSUANT TO CHAPTER 9 OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED'S LISTING MANUAL ("LISTING MANUAL")

1. INTRODUCTION

We understand from the directors of the Company ("**Directors**") that it is envisaged that in the ordinary course of their businesses, transactions between (i) the Company, its subsidiaries and associated companies which are considered to be "entities at risk" under the Listing Manual (together, the "**C&C Group**"), and (ii) the Company's "interested persons" (as defined in the Listing Manual) are likely to occur with some degree of frequency, and may arise from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the C&C Group to the Company's interested persons or the obtaining of goods and services from them for day-to-day operational needs.

In view of the time-sensitive and recurrent nature of commercial transactions, the Company proposes to obtain a new general mandate ("**New General Mandate**") from the shareholders of the Company ("**Shareholders**") which will enable the C&C Group to enter into the following categories of transactions (the "**Interested Person Transactions**") with the Company's controlling Shareholder, Jardine Strategic Holdings Limited ("**JSHL**") and its associates (together, the "**Interested Persons**"), provided that such Interested Person Transactions are made on normal commercial terms and are not prejudicial to the interests of the Company and its minority Shareholders ("**Minority Shareholders**"):-

a) Vehicle-based Transactions;

b) Property-based Transactions;

c) General Transactions;

d) Management Support Transactions; and

e) Corporate Finance and Treasury Transactions.

G. K. Goh Stockbrokers Pte Ltd
50 Raffles Place #33-00
Singapore Land Tower
Singapore 048623
Telephone (65) 6225 1228
Facsimile (65) 6225 1522
www.gkgoh.com.sg

We understand that the New General Mandate will replace the Company's current existing general mandate for interested person transactions which was last renewed at the 33rd Annual General Meeting of the Company held on 7 May 2002. If approved at the Extraordinary General Meeting of the Company convened to seek, *inter alia*, Shareholders' approval for the New General Mandate (**"EGM"**), the proposed New General Mandate will take effect from the passing of the ordinary resolution relating thereto at the EGM and will continue in force until the next Annual General Meeting of the Company (unless sooner revoked or varied by the Company in general meeting).

To comply with the requirements of Chapter 9 of the Listing Manual, G. K. Goh Stockbrokers Pte Ltd (**"GK Goh"**) has been appointed as the independent financial adviser to provide an opinion to the independent directors of the Company (**"Independent Directors"**) on whether the review procedures set out in the New General Mandate (**"Review Procedures"**) are sufficient to ensure that the Interested Persons Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the Minority Shareholders.

This letter (**"Letter"**) has been prepared for use by the Independent Directors and will form part of the Company's circular dated 9 April 2003 (**"Circular"**) to be despatched to Shareholders which provides, *inter alia*, the details of the Interested Persons, the Interested Person Transactions, the New General Mandate, the Review Procedures, and the recommendation of the Independent Directors thereon. Unless otherwise defined or the context otherwise requires, all terms defined in the Circular shall have the same meaning in this Letter.

2. OUR TERMS OF REFERENCE

The objective of this Letter is to provide our independent opinion, for the purpose of Chapter 9 of the Listing Manual, on whether the Review Procedures (described in paragraph 5.6 of the Circular) are sufficient to ensure that the categories of Interested Person Transactions (described in paragraph 5.5 of the Circular) will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the Minority Shareholders.

GK Goh is not and was not involved, in any way, in the deliberations on, or in the structuring and formulation of the New General Mandate, the Interested Person Transactions and the Review Procedures. Such deliberations, structuring and formulation remain the responsibility of the Directors and management of the Company.

We have not been requested to opine on, and we do not express any opinion on the merits of the Interested Person Transactions and the New General Mandate. As such, we do not warrant or make any representation in relation to the merits of the Interested Person Transactions and the New General Mandate. Our terms of engagement do not require us to conduct, and we have not conducted, a comprehensive review of the businesses, operations and financial condition of the C&C Group. We have neither conducted an audit of the Interested Person Transactions nor do we warrant the actual implementation of the Review Procedures by the C&C Group.

In the course of our evaluation of the Review Procedures, we have held discussions with the Directors and management of the Company. We have not independently verified such information furnished by the Directors and management of the Company or any representation, opinion or assurance expressed by them, whether written or verbal, and accordingly cannot and do not warrant or accept responsibility for the accuracy, adequacy or completeness of such information, representation, opinion or assurance.

G. K. Goh Stockbrokers Pte Ltd
50 Raffles Place #33-00
Singapore Land Tower
Singapore 048623
Telephone (65) 6225 1228
Facsimile (65) 6225 1522
www.gkgoh.com.sg

The Directors have confirmed to us that to the best of their knowledge and belief, the information provided to us, whether written or verbal, as well as the information contained in the Circular constitutes full and true disclosure of all material facts relating to the Interested Person Transactions, the New General Mandate and the Review Procedures and there is no information the omission of which would make any of the information contained herein or in the Circular inaccurate, incomplete or misleading in any material respect. We have further assumed that all statements of fact, belief, opinion and intention made by the Directors in the Circular have been made after due and careful enquiry. However, we have made such enquiries and used our judgment as we deemed necessary in assessing such information and have found no reason to doubt the reliability of such information.

3. EVALUATION OF THE REVIEW PROCEDURES FOR INTERESTED PERSON TRANSACTIONS

In evaluating and arriving at our opinion on whether the Review Procedures, as set out in paragraph 5.6 of the Circular are sufficient to ensure that the categories of Interested Person Transactions, as set out in paragraph 5.5 of the Circular, will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the Minority Shareholders, we have duly noted and took into consideration:-

(i) the rationale for the New General Mandate as set out in paragraph 5.3 of the Circular;

(ii) the scope of the New General Mandate as set out in paragraph 5.3 of the Circular;

(iii) the benefits to Shareholders arising from the New General Mandate as set out in paragraphs 5.3 and 5.5 of the Circular;

(iv) the classes of Interested Persons as set out in paragraph 5.4 of the Circular;

(v) the categories of Interested Person Transactions as set out in paragraph 5.5 of the Circular; and

(vi) the Review Procedures for Interested Person Transactions as set out in paragraph 5.6 of the Circular.

4. OUR CONCLUSION

Based on our evaluation of the Review Procedures and our discussions with the Directors and management of the Company and subject to the qualifications and assumptions made herein, GK Goh is of the opinion that the Review Procedures are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and the Minority Shareholders.

We have prepared this Letter for use by the Independent Directors for the purpose of their consideration of the New General Mandate and this Letter may not be reproduced or copied except with our prior written consent in each specific case. The recommendations made by the Independent Directors in respect of the New General Mandate shall remain the sole responsibility of the Independent Directors.

Our opinion should not be relied upon as a recommendation to any Shareholder as to how such Shareholder should vote on the New General Mandate. As each Shareholder may have different investment objectives and considerations, they should seek professional advice if they have any doubts in the context of their specific investment objectives and considerations.

G. K. Goh Stockbrokers Pte Ltd
50 Raffles Place #33-00
Singapore Land Tower
Singapore 048623
Telephone (65) 6225 1228
Facsimile (65) 6225 1522
www.gkgoh.com.sg

Our views as set forth in this Letter are based on the market and economic conditions prevailing as at the date of this Letter as well as the information contained in the Circular and those provided to us by the Directors and management of the Company. Accordingly, this opinion shall not, and does not, take into account any events, conditions or disclosure of information which occur after the date of this Letter.

This Letter is governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter.

Yours faithfully
G. K. Goh Stockbrokers Pte Ltd

Mah Kah Loon
Senior Vice President
Corporate Finance

Jason Chian Siet Heng
Vice President
Corporate Finance

G. K. Goh Stockbrokers Pte Ltd
50 Raffles Place #33-00
Singapore Land Tower
Singapore 048623
Telephone (65) 6225 1228
Facsimile (65) 6225 1522
www.gkgoh.com.sg

CYCLE & CARRIAGE LIMITED

(Incorporated in Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held in The Mandarin Court, Fourth Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Tuesday, 6 May 2003 at 11:30 a.m. (or as soon thereafter as the 34th Annual General Meeting of the Company to be held at 11:15 a.m. on the same day and at the same place is concluded or adjourned) for the purpose of considering and, if thought fit, passing Resolution 1 below which will be proposed as a Special Resolution, and Resolutions 2, 3 and 4 below which will be proposed as Ordinary Resolutions:

SPECIAL RESOLUTION
Resolution 1: Amendments to the Company's Articles of Association

That Articles 4, 19(a), 90, 91, 92, 93, 94, 108, 109, 111, 144, 157, 158 and 159 of the Articles of Association of the Company be and are hereby amended in the manner, and to the extent, set out in Appendix A of the Company's Circular to Shareholders dated 9 April 2003.

ORDINARY RESOLUTION
Resolution 2: Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro-rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time of the passing of this Resolution, after adjusting for:

(a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time of the passing of this Resolution; and

(b) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the Singapore Exchange Securities Trading Limited for the time being in force (unless such compliance has been waived by the Singapore Exchange Securities Trading Limited) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

ORDINARY RESOLUTION
Resolution 3: Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Cap. 50 (the "**Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares of $1.00 each in the capital of the Company ("**Shares**") not exceeding in aggregate the Prescribed Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

(i) market purchases (each a "**Market Purchase**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"); and/or

(ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access schemes as may be determined or formulated by the Directors as they consider fit, which schemes shall satisfy all the conditions prescribed by the Act,

and otherwise in accordance with all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; or

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Prescribed Limit**" means 10% of the issued ordinary share capital of the Company as at the date of the passing of this Resolution; and

"**Maximum Price**" in relation to a Share to be purchased, means an amount (*excluding* brokerage, stamp duties, applicable goods and services tax and other related expenses) not exceeding:

(i) in the case of a Market Purchase : 105% of the Average Closing Price

(ii) in the case of an Off-Market Purchase : 120% of the Highest Last Dealt Price

where:

"**Average Closing Price**" is the average of the closing market prices of a Share over the last five (5) market days on which transactions in the Shares were recorded, preceding the day of the Market Purchase, as deemed to be adjusted for any corporate action that occurs after the relevant five (5) market day period;

"**Highest Last Dealt Price**" means the highest price transacted for a Share as recorded on the market day on which there were trades in the Shares immediately preceding the day of the making of the offer pursuant to the Off-Market Purchase; and

"**day of the making of the offer**" means the day on which the Company announces its intention to make an offer for the purchase of Shares from shareholders stating the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase; and

"**market day**" means a day on which the SGX-ST is open for trading in securities; and

(d) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

ORDINARY RESOLUTION
Resolution 4: New General Mandate for Interested Person Transactions

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are considered to be "entities at risk" under Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions described in the Company's Circular to Shareholders dated 9 April 2003 (the "**Circular**"), with any party who is of the classes of Interested Persons described in the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for Interested Person Transactions (the "**New General Mandate**");

(b) the New General Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the New General Mandate and/or this Resolution.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore, 9 April 2003

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. An instrument appointing a proxy must be deposited at the office of the Company's share registrar, Barbinder & Co Pte Ltd, at 8 Cross Street #11-00, PWC Building, Singapore 048424, not less than 48 hours before the time for holding the Extraordinary General Meeting.

3. The Company intends to use internal sources of funds, external borrowings, or a combination of internal resources and external borrowings, to finance purchases of its Shares. For illustrative purposes only, the financial effects of an assumed purchase or acquisition by the Company, on 28 March 2003, of 24,151,063 Shares (representing 10% of its issued ordinary share capital as at that date) at a purchase price equivalent to the Maximum Price for each Share, in the case of a Market Purchase and an Off-Market Purchase respectively, based on the audited accounts of the Group and the Company for the financial year ended 31 December 2002, and certain other assumptions, are set out in Paragraph 4.8 and Appendix B of the Company's Circular to Shareholders dated 9 April 2003 in respect of the Extraordinary General Meeting.